This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor. The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

October 19, 2007

Hexagon Canada Acquisition Inc.
a wholly-owned direct subsidiary of

HEXAGON AB

OFFER TO PURCHASE FOR CASH
all of the issued and outstanding common shares of
NOVATEL INC.
at a price of
U.S.$50.00 for each common share

Hexagon Canada Acquisition Inc. (the “Offeror”), a wholly-owned direct subsidiary of Hexagon AB (“Hexagon”), hereby offers (the “Offer”) to purchase, at a purchase price of U.S.$50.00 in cash per share, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares (the “Shares”) of NovAtel Inc. (“NovAtel”) together with the Shares issuable upon the exercise of options issued and outstanding under any of NovAtel’s stock option plans (collectively, the “Stock Option Plans”) or any other right to acquire Shares (collectively, the “Options’’).

The Offer is open for acceptance until 5:00 p.m. (New York, New York time) on November 27, 2007, unless the Offer is extended or withdrawn (the “Expiry Time”).

The Board of Directors of NovAtel has unanimously approved the Subscription and Support Agreement, dated October 8, 2007, between Hexagon and NovAtel (the “Support Agreement”) and the transactions contemplated thereby, has unanimously determined that the Offer is fair to the holders of Shares and is in the best interests of NovAtel and the holders of Shares, and has unanimously recommended that the holders of Shares accept the Offer. NovAtel has agreed to support the Offer. NovAtel’s senior officers and directors have also expressed their intent to tender their Shares pursuant to the Offer (including Shares issuable pursuant to their Options, which they have expressed their intent to exercise).

The Offer is subject to certain conditions, which are described under “Conditions of the Offer” in Section 4 of the Offer, including, without limitation, that Shares representing at least 66 2/3% (unless waived by the Offeror to 50.1%) of the Shares calculated on a fully diluted basis (excluding any Shares owned by the Offeror or affiliates of the Offeror) at the Expiry Time will have been validly deposited or tendered under the Offer and not withdrawn. Subject to applicable law, the Offeror reserves the right to withdraw the Offer and not take up and pay for Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived by the Offeror at or prior to the Expiry Time.

Pursuant to the Support Agreement, Hexagon agreed to acquire, and on October 17, 2007 acquired, 953,864 Shares (“Placement Shares”) at a purchase price of U.S. $50.00 per Share and a U.S.$38,202,250 principal amount, 4.0% senior unsecured debenture (“Convertible Debenture”) convertible into 764,045 Shares (subject to adjustments) (collectively, the “Private Placement”). Excluding the Shares to be acquired in the Offer by the Offeror and after giving effect to the Shares issued and issuable to Hexagon in the Private Placement (which, in the case of the Convertible Debenture, is not exercisable until January 15, 2008), Hexagon will own 16.6% of the issued and outstanding Shares.

The Shares are listed for trading on the NASDAQ under the stock symbol “NGPS”. The closing price of the Shares on NASDAQ on October 5, 2007, the last trading day prior to the announcement of Hexagon’s intention to make an offer to purchase the Shares, was U.S.$42.43. The Offer represents a premium of 31.0% over NovAtel’s 30-day volume weighted average share price immediately preceding the announcement.

Holders of Shares (each, a “Shareholder” and collectively, the “Shareholders”) who wish to accept the Offer must properly complete and duly execute the accompanying letter of transmittal (the “Letter of Transmittal”) (printed on yellow paper) or a manually signed facsimile copy thereof and deposit it, together with certificates representing their Shares and all other required documents, with Mellon Investors Services LLC (“Mellon” or the “Depositary”) in accordance with the instructions in the Letter of Transmittal.

The Dealer Manager for the Offer is:

The Depositary for the Offer is:	The Information Agent for the Offer is:
Mellon Investor Services LLC

Alternatively, Shareholders may:  (a) accept the Offer by following the procedures for book-entry transfer of Shares described under “Manner of Acceptance—Acceptance by Book-Entry Transfer” in Section 3 of the Offer; or (b) accept the Offer where the certificates representing the Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary prior to the Expiry Time, by following the procedures for guaranteed delivery described under “Manner of Acceptance—Procedure for Guaranteed Delivery” in Section 3 of the Offer using the accompanying notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) (printed on pink paper) or a manually signed facsimile copy thereof. Shareholders whose Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Offer. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary if they make use of the facilities of a Dealer Manager (as defined in the Definitions below) to accept the Offer.

Questions and requests for assistance may be directed to the information agent, Morrow & Co., LLC (the “Information Agent” or “Morrow”), the dealer manager, Morgan Stanley & Co. Incorporated (“Morgan Stanley” or the “Dealer Manager”) or the Depositary. Contact details for such persons may be found on the last page of this document. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary, the Dealer Manager or the Information Agent at their respective addresses shown on the last page of this document. Additionally, copies of this document and related materials may be found at www.sec.gov.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Shareholders in the United States should be aware that the disposition of Shares by them pursuant to the Offer may have tax consequences both in Canada and in the United States. In addition, Shareholders in Canada should be also aware that the disposition of Shares by them pursuant to the Offer may have tax consequences both in Canada and in the United States. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 22 of the Circular (as defined below) and “Material U.S. Federal Income Tax Considerations” in Section 23 of the Circular.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Hexagon, the Offeror and NovAtel are organized under the laws of foreign jurisdictions and that all or a substantial portion of the assets of Hexagon, the Offeror and NovAtel and of their respective directors and officers are located outside of the United States; in the case of Hexagon, it is organized under the laws of Sweden; in the case of the Offeror, it is organized under the laws of British Columbia, Canada; and in the case of NovAtel, it is organized under the laws of Canada. In addition, all or the majority of the directors and officers of each of Hexagon, the Offeror and NovAtel are residents of jurisdictions outside of the United States.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

NOTICE TO HOLDERS OF NOVATEL OPTIONS AND RSUs

The Offer is made only for Shares and Shares issuable upon the exercise of Options and is not made for any Options or NovAtel’s issued and outstanding restricted share units (“RSUs”). Any holder of Options who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, exercise such Options in order to obtain certificates representing Shares and deposit the Shares in

i

accordance with the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to assure the holder of such Options will have certificates representing the Shares received on such exercise available for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures described under “Manner of Acceptance—Procedure for Guaranteed Delivery” in Section 3 of the Offer.

Pursuant to the Support Agreement, NovAtel has agreed to use all commercially reasonable efforts to provide that persons holding Options who may do so under Securities Laws (as defined below) and in accordance with the Stock Option Plans shall be entitled to exercise all of their Options and tender all Shares issued in connection therewith under the Offer. The Offeror has agreed that all Options that are duly surrendered for exercise, conditional on the Offeror taking up Shares under the Offer and with appropriate instructions that the Shares issuable upon such exercise are to be tendered pursuant to the Offer, shall be deemed to be exercised immediately prior to the take-up of Shares by the Offeror under the Offer.

NovAtel has also agreed to use, prior to the initial Expiry Time, all commercially reasonable efforts to enter into option releases with each holder of Options pursuant to which the parties thereto shall agree that, upon the Offeror taking up any Shares pursuant to the Offer, each holder of Options that has not previously exercised such Options will receive from NovAtel, in consideration of the termination of all such holder’s Options, the positive difference between U.S.$50.00 and the exercise price per Share of such Options, regardless of the vesting of any such Options under the Stock Option Plans and the agreements governing such Options.

The accelerated vesting of the Options is conditioned upon their exercise and tender under the Offer. Therefore, Options that are not exercised and tendered pursuant to the Offer nor subject to option releases for cash payments, shall be vested in accordance with the terms under the Stock Options Plans and the agreements governing such Options, without any accelerated vesting.

The tax consequences to holders of Options of exercising or not exercising their Options are not described under “Certain Canadian Federal Income Tax Considerations” in Section 22 of the Circular or “Material U.S. Federal Income Tax Considerations” in Section 23 of the Circular. Holders of Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Options.

Pursuant to the Support Agreement, NovAtel is obligated to take all necessary steps to cause entitlements under RSUs entitling the holder to receive Shares to be accelerated, paid out and cancelled, conditional upon, and effective immediately prior to the take up of Shares by the Offeror under the Offer, for a cash payment equal to U.S.$50.00 multiplied by the number of Shares issuable pursuant to such entitlements. As of October 8, 2007, there were 1,325 Shares issuable pursuant to the RSUs.

CURRENCY AND EXCHANGE RATES

Unless otherwise indicated, all “Cdn.$” and “U.S.$” references in the Offer and the Circular are to Canadian dollars and U.S. dollars, respectively.

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the quoted 10:00 a.m. (New York time) rate of exchange reported by the Federal Reserve Bank of New York which appeared on Reuters Screen 1FED:

	Six Months Ended June 30		Year Ended December 31
	2007	2006	2006	2005	2004	2003	2002
High	1.1852	1.1685	1.1726	1.2719	1.3982	1.5773	1.6134
Low	1.0579	1.0963	1.0989	1.1494	1.1803	1.2916	1.5101
Average Rate for period	1.1345	1.1384	1.1340	1.2118	1.3021	1.4015	1.5699
Rate at end of period	1.0634	1.1091	1.1652	1.1648	1.2006	1.2916	1.5785

As at October 5, 2007, the last trading day prior to the announcement of the Offer, the Federal Reserve Bank of New York quoted 10:00 a.m. (New York time) rate of exchange which appeared on Reuters Screen 1FED for Canadian dollars per U.S.$1.00 was Cdn.$0.9821.

As at October 18, 2007, the Federal Reserve Bank of New York quoted 10:00 a.m. (New York time) rate of exchange which appeared on Reuters Screen 1FED for Canadian dollars per U.S.$1.00 was Cdn.$0.9750.

Although the Offer price per Share of U.S.$50.00 will not vary, the Canadian dollar equivalent thereof will vary with the U.S. to Canadian dollar exchange rate.

FORWARD LOOKING STATEMENTS

Certain statements contained in the accompanying Offer and Circular and elsewhere in this document contain projections and other forward-looking statements regarding expected performance of Hexagon, the Offeror and NovAtel following completion of the acquisition, including statements related to Hexagon’s and NovAtel’s product and service offerings and the future of the precision Global Navigation Satellite System markets. Statements regarding future events are based on the parties’ current expectations and are necessarily subject to associated risks related to, among other things, obtaining a sufficient number of tendered Shares and regulatory approval of the merger, the potential impact on the business of Hexagon, the Offeror and NovAtel due to the uncertainty about the acquisition, the retention of employees of NovAtel and the ability of Hexagon and the Offeror to successfully integrate NovAtel and to achieve expected benefits. Actual results may differ materially from those in the projections or other forward-looking statements. For information regarding other related risks, please see Hexagon’s Annual Report by going to Hexagon’s Investors Website at www.hexagon.se. and NovAtel’s Form 20-F for the year ended December 31, 2006 and other filings filed with the Securities and Exchange Commission. Any other information included or accessible through Hexagon’s or NovAtel’s respective websites does not constitute a part of the Offer, the Circular and/or any other part of this document.

While Hexagon, the Offeror and NovAtel anticipate that subsequent events and developments may cause Hexagon’s, the Offeror’s and NovAtel’s views to change. Hexagon, the Offeror and NovAtel specifically disclaim any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Hexagon’s, the Offeror’s or NovAtel’s views as of any date subsequent to the date of the Offer and the Circular. Hexagon, the Offeror and NovAtel have attempted to identify important factors that could cause actual actions, events or results to differ materially from those current expectations described in forward-looking statements. However, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended and that could cause actual actions, events or results to differ materially from current expectations. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

TABLE OF CONTENTS

SUMMARY TERM SHEET		1
DEFINITIONS		10
SUMMARY		16
OFFER		22
1.	The Offer	22
2.	Time for Acceptance	23
3.	Manner of Acceptance	24
4.	Conditions of the Offer	28
5.	Extension, Variation or Change in the Offer	30
6.	Take up of and Payment for Deposited Shares	31
7.	Right to Withdraw Deposited Shares	32
8.	Return of Deposited Shares	33
9.	Mail Service Interruption	33
10.	Dividends and Distributions; Liens	34
11.	Notice and Delivery	34
12.	Market Purchases	35
13.	Other Terms of the Offer	35
CIRCULAR		37
1.	The Offeror and Hexagon	37
2.	NovAtel	37
3.	Background of the Offer	40
4.	Agreements Relating to the Offer	44
5.	Treatment of Options and RSUs	56
6.	Purpose, Alternatives and Reasons for the Offer	57
7.	Plans for NovAtel	58
8.	Recommendation of the Board of Directors	59
9.	Hexagon’s and the Offeror’s Position Regarding the Fairness of the Offer	59
10.	Third Party Evaluation and Opinion	61
11.	Projected Financial Information with Respect to NovAtel	61
12.	Sources of Funds	63
13.	Beneficial Ownership of and Trading in Shares of NovAtel	63
14.	Commitments to Acquire Shares of NovAtel	64
15.	Past Contacts, Transactions, Negotiations and Agreements, and Present or Proposed Material Agreements, Arrangements, Understandings and Relationships	64
16.	Material Changes and Other Information Concerning NovAtel	65
17.	Certain Information Concerning NovAtel and its Shares	65
18.	Price Range and Trading Volumes of the Shares	65
19.	Effect of the Offer on the Market for Shares; Stock Exchange Listing and Public Disclosure	66
20.	Regulatory Matters	67
21.	Acquisition of Shares Not Deposited Under the Offer	68
22.	Certain Canadian Federal Income Tax Considerations	70
23.	Material U.S. Federal Income Tax Considerations	75
24.	Certain Fees and Expenses	77
25.	Legal Matters	78
26.	Statutory Rights	78
27.	Directors’ Approval	78
CONCENT OF COUNSEL, STIKEMAN ELLIOTT LLP		79
CERTIFICATE OF HEXAGON CANADA ACQUISITION INC.		80
CERTIFICATE OF HEXAGON AB		81

77

v

SUMMARY TERM SHEET

The following are some of the questions that you, as a shareholder of NovAtel, may have and the answers to those questions. The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer and the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Shareholders are urged to read the Offer and the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Section entitled “Definitions”. We have included cross-references in this summary term sheet to other sections of the Offer and the Circular where you will find more complete descriptions of the topics mentioned below. The information concerning NovAtel contained herein and in the Offer and the Circular has been provided to us by NovAtel or has been taken from or is based upon publicly available documents or records of NovAtel on file with U.S. securities regulatory authorities and other public sources at the time of the Offer. We have not independently verified the accuracy or completeness of such information. We have no knowledge that would indicate that any statements contained herein relating to NovAtel provided to us or taken from or based upon such documents and records are untrue or incomplete in any material respect. Unless otherwise indicated, information concerning NovAtel is given as at June 30, 2007.

Who is offering to purchase my Shares?

The Offeror, Hexagon Canada Acquisition Inc., is a company formed under the laws of British Columbia, Canada and a wholly-owned subsidiary of Hexagon, a Swedish public limited company. The Offeror was formed solely for the purposes of making the Offer and does not carry on any other business or own any assets. Hexagon is a global technology company with strong market positions within measurement technologies and polymers. Hexagon has approximately 9,400 employees in 30 countries. Its class B shares are quoted among Large Cap companies on the Stockholm Stock Exchange’s Nordic List and have a secondary listing on the SWX Swiss Exchange.

Neither Hexagon nor the Offeror is subject to the informational filing requirements of the Exchange Act with respect to itself or its affiliates, and, accordingly, neither files reports or other information with the SEC under the Exchange Act relating to its business, financial condition and other matters.

Pursuant to the Support Agreement, Hexagon agreed to acquire, and on October 17, 2007, acquired, the Placement Shares at a price of U.S.$50.00 per Share and the Convertible Debenture convertible into 764,045 Shares (subject to adjustments) in the Private Placement. Excluding the Shares to be acquired in the Offer by the Offeror and after giving effect to the Shares issued and issuable to Hexagon in the Private Placement (which, in the case of the Convertible Debenture, is not exercisable until January 15, 2008), Hexagon will own 16.6% of the issued and outstanding Shares.

See “The Offeror and Hexagon” in Section 1 of the Circular.

What is the Offeror proposing?

The Offeror is offering to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Shares, including any Shares issuable upon the exercise of Options. See “The Offer” in Section 1 of the Offer.

What would I receive in exchange for each of my Shares?

The Offeror is offering U.S.$50.00 per Share in cash for each Share you hold. See “The Offer” in the Summary section of the Offer and “The Offer” in Section 1 of the Offer.

There are no terms or arrangements under the Offer that treat any Shareholders, including officers and directors of NovAtel, differently from any other Shareholders.

NovAtel’s senior officers and directors have expressed their intent to tender their Shares pursuant to the Offer (including Shares issuable pursuant to their Options, which they have expressed their intent to exercise).

What does NovAtel’s board of directors recommend with respect to the Offer?

The Board of Directors has unanimously determined that the Offer is fair to Shareholders and is in the best interests of NovAtel and the Shareholders and has unanimously recommended that the Shareholders accept the Offer and tender their Shares in the Offer. NovAtel’s senior officers and directors have also expressed their intent to tender their Shares pursuant to the Offer (including Shares receivable pursuant to their Options, which they have expressed their intent to exercise). In addition, Savvian Advisors, LLC (“Savvian Advisors”) was retained by the Special Committee of the Board of Directors, which consists entirely of independent directors, to render financial advisory services and other assistance to such Special Committee in evaluating the Offer and to provide their opinion as to the fairness, from a financial point of view, of the consideration to be received by the Shareholders (other than Hexagon and any of its affiliates) in the Offer. For a discussion of the factors the Board of Directors considered in making its recommendations, please see the section entitled “Reasons for the Recommendation” in NovAtel’s solicitation/recommendation statement on Schedule 14D-9, which includes NovAtel’s Directors’ Circular as required under applicable Canadian Law, filed by NovAtel with the SEC, a copy of which is being delivered to Shareholders together with the Offer. Although we have not independently verified the accuracy or completeness of the information contained in NovAtel’s Schedule 14D-9, we have no reason to believe that NovAtel ‘s Schedule 14D-9 is inaccurate or misleading in any material respect.

What is Hexagon’s and the Offeror’s position regarding the fairness of the Offer?

Hexagon and the Offeror believe that the Purchase Price for the Shares is fair to Shareholders based on the following factors:  (i) the Offer represents a premium of 31.0% over NovAtel’s 30-day volume weighted average share price, immediately preceding the announcement; (ii) the Offer will provide Shareholders an opportunity to sell their Shares and realize substantial appreciation of the value of their Shares without incurring the transaction costs typically associated with market sales; (iii) the consideration in the Offer consists entirely of cash; and (iv) the Offer is not subject to any financing condition.

Hexagon and the Offeror further believe that the procedures of the Offer are fair based on, among other reasons, the following:  (i) the Board of Directors unanimously determined that the Offer is fair to Shareholders and is in the best interests of NovAtel and Shareholders and has unanimously recommended that Shareholders accept the Offer; (ii) the Special Committee of the Board of Directors consisting entirely of independent directors engaged a financial advisor to provide an opinion regarding the fairness of the Offer and determined that the Offer is fair to NovAtel and Shareholders (other than Hexagon and any of its affiliates); (iii) neither Hexagon nor the Offeror has any direct or indirect representation on the Board of Directors; and (iv) each Shareholder is free to decide, without compulsion or pressure, whether to accept the Offer based on the information set out in the Offer, the Circular, Schedule 14D-9 and the other available public information concerning NovAtel.

For more information about Hexagon’s and the Offeror’s position regarding the fairness of the Offer see Section 9 in the Circular entitled “Hexagon’s and the Offeror’s position regarding the fairness of the Offer.”

Are there any third party evaluation and opinions?

Neither Hexagon nor the Offeror engaged any third party to provide them with an opinion with respect to the fairness of the Offer. However, a Special Committee of the Board of Directors, consisting entirely of independent directors, engaged Savvian Advisors as a financial advisor to the Special Committee to provide a fairness opinion.

Why is the Offeror buying NovAtel?

The Offeror is making the Offer because the Offeror wants to acquire control of, and ultimately be in a position to acquire all of the Shares. If the Offeror accepts and pays for the Shares validly deposited under the Offer, the Offeror currently intends and is obligated under the terms of the Support Agreement, subject to certain conditions thereunder, to acquire any Shares not deposited under the Offer by way of a transaction known as a “Compulsory Acquisition” or by way of a transaction referred to in the Offer and the Circular as a “Subsequent Acquisition Transaction”, in each case for consideration per Share at least equal in value to the consideration paid per Share by the Offeror under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Shares acquired by the Offeror pursuant to the Offer. Although the Offeror currently intends to proceed by way of a Compulsory Acquisition or a Subsequent Acquisition Transaction, generally on the terms described in this document, it is possible that, as a result of a number of factors and subject to the terms of the Support Agreement, the Offeror may choose not to proceed in that manner or may choose to delay or abandon either a Compulsory Acquisition or a Subsequent Acquisition Transaction or may proceed on different terms. ACCORDINGLY, SUBJECT TO THE TERMS OF THE SUPPORT AGREEMENT, THE OFFEROR RESERVES THE RIGHT NOT TO PROCEED BY WAY OF A COMPULSORY ACQUISITION OR SUBSEQUENT ACQUISITION TRANSACTION, OR TO PROCEED BY WAY OF A SUBSEQUENT ACQUISITION TRANSACTION ON TERMS OTHER THAN AS DESCRIBED IN THE OFFER AND THE CIRCULAR. See “Acquisition of Shares Not Deposited Under the Offer” in Section 21 of the Circular.

The Offeror is making this Offer to enhance Hexagon’s position in the current rapidly growing market for high precision Global Navigation Satellite System (“GNSS”) technology solutions. The integration of NovAtel into Hexagon is expected to allow Hexagon the opportunity to expand its geographic reach in key markets around the globe. Specifically, a closer relationship with NovAtel will enable Hexagon to accelerate the development of new applications and markets within the GNSS sector and secure an exciting, rapidly growing business. The Offeror and Hexagon have been impressed by the performance of NovAtel’s management team and wish to have their continued support. The Offeror and Hexagon expect that, following the consummation of the Offer, NovAtel will operate as an independent subsidiary of Hexagon and NovAtel’s current management team will continue to operate the business of NovAtel substantially as currently operated. However, the Offeror and Hexagon expressly reserve the right to make any changes that they deem necessary, appropriate or convenient from time to time. For further information regarding plans for NovAtel see Section 6 in the Circular entitled “Purposes, Alternatives and Reasons for the Offer” and Section 7 in the Circular entitled “Plans for NovAtel.”

What are some of the significant conditions of the Offer?

The Offer is conditional upon, among other things, there being validly deposited or tendered pursuant to the Offer and not withdrawn at the Expiry Time at least 66 2/3% (waivable by the Offeror to 50.1%) of the Shares (calculated on a fully diluted basis but excluding any Shares owned by the Offeror or any affiliate of the Offeror). See “Conditions of the Offer” in Section 4 of the Offer for all of the conditions of the Offer. Furthermore, a detailed summary of the principal regulatory approvals required in connection with the Offer can be found under “Regulatory Matters” in Section 20 of the Circular.

What classes of securities is the Offeror seeking in the Offer?

The Offeror is offering to purchase all of the issued and outstanding Shares. This includes any Shares that may become issued and outstanding upon the exercise of Options. If you are a holder of Options and you wish to accept the Offer, you should, to the extent permitted by their terms and applicable law, exercise your Options in order to obtain certificates representing Shares and deposit those Shares in accordance with the Offer. See “The Offer” in Section 1 of the Offer.

How long do I have to decide whether to tender into the Offer?

The Offer is open for acceptance until 5:00 p.m. (New York, New York time) on November 27, 2007 unless extended or withdrawn in accordance with its terms. See “Time for Acceptance” in Section 2 of the Offer.

Can the Offer be extended and, if so, under what circumstances?

Yes. The Offeror may elect to extend the Offer from the time referenced in the answer to the previous question. Under certain circumstances, the Offeror may be required to extend the Offer under applicable securities laws. If the Offeror elects or is required to extend the Offer, the Offeror will notify the Depositary and publicly announce the variation, and, if required by applicable Law, mail you a copy of the notice of variation. See “Extension, Variation or Change in the Offer” in Section 5 of the Offer.

The Offeror may also elect and reserve the right to provide a Subsequent Offering Period for the Offer. A Subsequent Offering Period, if one is provided, will be an additional period of time of at least 10 days but no more than 20 Business Days beginning after the Offeror has purchased all Shares tendered during the Offer, during which period Shareholders may tender their Shares and receive the Offer consideration promptly. There would be no condition to the Offeror’s offer to purchase these tendered Shares. See “Time for Acceptance” in Section 2 of the Offer. The Offeror will permit withdrawal of tendered Shares not previously taken up during a Subsequent Offering Period, if there is one. However, because U.S. federal securities laws require that the Offeror immediately accept and promptly pay for all Shares tendered during a Subsequent Offering Period, notice of any withdrawal must be received by the Depositary before the relevant Shares have been paid for. See “Right to Withdraw Deposited Shares” in Section 7 of the Offer.

How do I tender my Shares?

You may accept the Offer by delivering to the Depositary at any of its office(s) specified in the Letter of Transmittal, the certificate(s) representing your Shares, together with a properly completed and executed Letter of Transmittal (printed on yellow paper), or a manually signed facsimile copy of the Letter of Transmittal, and all other required documents at or prior to the Expiry Time. The Letter of Transmittal that accompanies the Offer contains detailed instructions regarding the tender procedures. See “Manner of Acceptance—Letter of Transmittal” in Section 3 of the Offer.

If your Shares are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee, you should contact that nominee for assistance in depositing your Shares.

You may also accept the Offer pursuant to the procedures for book-entry transfer detailed in the Offer and the Circular and have your Shares tendered by your nominee through CDS Clearing and Depository Services Inc. (“CDS”) or The Depository Trust Company (“DTC”), as applicable.

If you wish to deposit Shares under the Offer and the certificates representing your Shares are not immediately available, or if you cannot provide the certificates and all other required documents to the Depositary at or prior to the Expiry Time, you may nevertheless validly deposit your Shares under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on pink paper). See “Manner of Acceptance—Procedure for Guaranteed Delivery” in Section 3 of the Offer.

Will I be able to withdraw previously tendered Shares?

You may withdraw Shares you deposit under the Offer at any time:  (a) before the Offeror accepts Shares you deposit under the Offer (including during any Subsequent Offering Period); (b) if we do not pay for your Shares within three (3) Business Days after having taken up such Shares; and (c) in certain other circumstances discussed under “Right to Withdraw Deposited Shares” in Section 7 of the Offer.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must send a notice of withdrawal to the Depositary prior to the occurrence of certain events and within the time periods set forth under “Right to Withdraw Deposited Shares” in Section 7 of the Offer, and the notice must contain specific information outlined in that Section.

Who is the Depositary under the Offer?

Mellon is acting as Depositary under the Offer under the Offer. We have engaged the Depositary to receive certificates for Shares and related Letters of Transmittal and other documents. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer at its offices specified in the Letter of Transmittal. The Depositary will also facilitate book-entry transfers of Shares.

Will I have to pay any fees or commissions?

You will not have to pay any fee or commission if you transmit your Shares directly to the Depositary or if you make use of the facilities of the Dealer Manager to accept the Offer. However, a broker or nominee through whom you own Shares may charge a fee to tender Shares on your behalf. You should consult your broker or nominee to determine whether any charges will apply. See “Certain Fees and Expenses” in Section 24 of the Circular.

What will happen if the Offer is terminated or is withdrawn?

If the Offer is terminated or is withdrawn as permitted by the terms of the Offer, the Offeror will promptly return all of the Shares you deposited with no payment. Even if the Offer is terminated or withdrawn, Hexagon will remain the owner of the Placement Shares and the Convertible Debenture, or any Shares issued as a result of the conversion thereof, pursuant to the Private Placement.

How will Canadian residents and non-residents of Canada be taxed for Canadian income tax purposes?

In general, a Shareholder that is resident in Canada, who holds Shares as capital property and sells those Shares to us under the Offer will realize a capital gain (or capital loss) equal to the amount by which the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of those Shares.

A Shareholder that is a non-resident of Canada generally will not be subject to Canadian income tax on any gain realized on a disposition of Shares to us under the Offer unless those Shares constitute “taxable Canadian property” within the meaning of the Tax Act and the gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident. We urge Shareholders to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the Offer.

The foregoing is only a brief summary of Canadian income tax consequences and is qualified by the more detailed general description set out under “Certain Canadian Federal Income Tax Considerations” in Section 22 of the Circular.

How will U.S. taxpayers be taxed for U.S. federal income tax purposes?

U.S. Holders of Shares that hold such Shares as capital assets generally will recognize a capital gain or loss for U.S. federal income tax purposes upon a sale of such Shares pursuant to the Offer. Shareholders  that are not U.S. Holders generally will not be subject to U.S. tax on any gain realized upon a sale of Shares pursuant to the Offer unless:  (a) such gain is effectively connected with the conduct by the Shareholder of a trade or business in the United States; or (b) in the case of gain realized by an individual, the Shareholder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met. We urge Shareholders to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the Offer.

The foregoing is only a brief summary of U.S. federal income tax consequences and is qualified by the more detailed general description set out under “Material U.S. Federal Income Tax Considerations” in Section 23 of the Circular.

Is Hexagon’s or the Offeror’s financial condition relevant to my decision to tender my Shares in the Offer?

No. We believe that Hexagon’s and the Offeror’s financial condition is not material to your decision whether to deposit Shares under the Offer because:  (a) cash is the only consideration that will be paid to you in connection with the Offer; (b) the Offeror is offering to purchase all of the issued and outstanding Shares in the Offer; (c) the Offer is not subject to obtaining any financing or to any financing contingencies; and (d) with the availability under Hexagon’s existing credit facilities, we will have sufficient funds to fund the total amount required to purchase the Shares under the Offer. In addition, subject to certain conditions, Hexagon is bound by the Support Agreement to make the Offer and the Offeror’s obligations under the Offer apply to the same extent to Hexagon as well.

If I decide not to tender, how will my Shares be affected?

If, within 120 days after the date of the Offer, Shareholders that hold not less than 90% of the shares (as defined in Part XVII of the Act) to which the Offer relates (calculated on a fully-diluted basis), other than Shares held by the Offeror or an affiliate or associate of the Offer, have accepted the Offer and the Offeror acquires the Deposited Shares, then the Offeror currently intends and is obligated under the terms of the Support Agreement, subject to certain conditions thereunder, to use commercially reasonable efforts to acquire the shares not deposited under the Offer on the same terms as the Shares acquired under the Offer in a Compulsory Acquisition. If the Offeror accepts and pays for the Shares validly deposited under the Offer and a Compulsory Acquisition is not available or the Offeror elects not to proceed with a Compulsory Acquisition subject to the terms of the Support Agreement, the Offeror currently intends to take the necessary action, including causing a meeting of Shareholders to be held, to consider a Subsequent Acquisition Transaction involving NovAtel and the Offeror or an affiliate of the Offeror, for the purpose of enabling the Offeror or affiliate of the Offeror to acquire all Shares not acquired under the Offer. See “Purpose, Alernatives and Reasons for the Offer” in Section 6 of the Circular, “Plans for NovAtel,” in Section 7 of the Circular and “Acquisition of Shares Not Deposited Under the Offer” in Section 21 of the Circular.

Do I have dissenters’ rights under the Offer?

No. Shareholders will not have dissenters’ or appraisal rights in connection with the Offer. However, Shareholders who do not tender their Shares to the Offer may have rights of dissent in the event we elect to acquire their Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. Neither Hexagon nor the Offeror has made any provision in connection with the Offer to grant the Shareholders access to the corporate files of Hexagon or the Offeror or to obtain counsel or appraisal services at the expense of Hexagon or the Offeror. See “Acquisition of Shares Not Deposited Under the Offer” in Section 21 of the Circular.

Does the Offer constitute a “going private” transaction pursuant to Rule 13e-3 under the Exchange Act?

Under a potential interpretation of Rule 13e-3 under the Exchange Act governing “going private” transactions, either the Offeror or Hexagon, or both, may be deemed to be an affiliate of NovAtel. Hexagon and the Offeror are making certain statements included in the Offer, the Circular or elsewhere in this document solely for the purpose of complying with the requirements of Rule 13e-3 under the Exchange Act. Hexagon’s and the Offer’s compliance with the requirements of Rule 13e-3 under the Exchange Act does not constitute the admission by either Hexagon or the Offeror that either of them, or both, is, or should be deemed as an affiliate of NovAtel for the purpose of the Offer.

Will NovAtel continue as a public company?

If, as a result of the Offer and any subsequent transaction, the number of Shareholders is sufficiently reduced, NovAtel may become eligible for termination of registration under applicable U.S. securities laws. Under the rules and the regulations of the NASDAQ, consummation of the Offer and/or a Compulsory Acquisition or a Subsequent Acquisition Transaction could also lead to the delisting of the Shares from the NASDAQ. To the extent permitted by applicable law, we intend to delist the Shares from the NASDAQ and to cause NovAtel to cease to be a public company. In that case, NovAtel would no longer legally be required to disclose publicly the information which it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the SEC under the Exchange Act. See “Plans for NovAtel” in Section 7 of the Circular.

What is the market value of my Shares as of a recent date?

The Shares are listed for trading on the NASDAQ under the stock symbol “NGPS”. The closing price of the Shares on NASDAQ on October 5, 2007, the last trading day prior to the announcement of Hexagon’s intention to make an offer to purchase the Shares, was U.S.$42.43. The Offer represents a premium of 31.0% over NovAtel’s 30-day volume weighted average share price immediately preceding the announcement. See “Price Range and Trading Volumes of the Shares” in Section 18 of the Circular.

Are there any agreements relating to the Offer?

On October 8, 2007, Hexagon entered into the Support Agreement with NovAtel. The Support Agreement sets forth the terms and conditions upon and subject to which the Offer is to be made. Pursuant to the Support Agreement, NovAtel agreed to a non-solicitation covenant and to support the Offer. In addition, under the Support Agreement Hexagon agreed to acquire, and on October 17, 2007, acquired, the Placement Shares and the Convertible Debenture convertible into 764,045 Shares (subject to adjustments) in the Private Placement at a purchase price of U.S.$50.00 per Share. Excluding the Shares to be acquired in the Offer by the Offeror and after giving effect to the Shares issued and issuable to Hexagon in the Private Placement (which, in the case of the Convertible Debenture, is not exercisable until January 15, 2008), Hexagon will own 16.6% of the issued and outstanding Shares. See Section 4 of the Circular entitled “Agreements Relating to the Offer—The Support Agreement.”

NovAtel’s senior officers and directors have also expressed their intent to tender their Shares pursuant to the Offer (including Shares issuable pursuant to their Options and RSUs, which they have expressed their intent to exercise). The names of the directors and senior officers of NovAtel, the positions held by them,  the percentage of class and number of outstanding securities of NovAtel beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and, where known after reasonable enquiry, by their respective associates, are , as provided to us by NovAtel, as indicated in Annex B.

There are no terms or arrangements under the Offer that treat any Shareholders, including officers and directors of NovAtel, differently from any other Shareholders.

When and how will I be paid for my Deposited Shares?

Subject to the terms and conditions of the Offer, the Offeror will accept for payment and pay for all validly deposited and not withdrawn Shares promptly after the Expiry Time and in any event within three (3) Business Days after having taken up such Shares. The Offeror will pay for your validly deposited and not withdrawn Shares by depositing the Offered Consideration with the Depositary for the Offer, which will act as your agent for the purpose of receiving payments from the Offeror and transmitting such payments to you. In all cases, payment for deposited Shares will be made only after timely receipt by the Depositary of certificates for such Shares or of a Book-Entry Confirmation, as applicable, a properly completed and duly executed Letter of Transmittal (or, Agent’s Message if the transfer is made by book-entry transfer) and any other required documents for such Shares. See Section 3 of the Offer, “Manner of Acceptance.”

May NovAtel solicit bids from other potential bidders?

No. Under the Support Agreement, NovAtel has agreed not to solicit any Acquisition Proposals or offers from any other person, or to participate in any discussions, provide information, enter into any agreement or otherwise cooperate with any other person in relation to any offer, merger or other similar proposals. However, subject to the terms of the Support Agreement, the Board of Directors is not prevented from responding to any bona fide unsolicited Acquisition Proposal received by it if the Board of Directors determines in good faith and acting reasonably, that if pursued would be reasonably likely to constitute a Superior Proposal and that the failure to pursue such bona fide proposal would be reasonably likely to constitute a breach by the Board of Directors of its fiduciary duties to Shareholders under applicable Law. NovAtel must also provide prompt notice to the Offeror prior to furnishing any information or entering into or participating in any discussions or negotiations with respect to such proposal. For a more detailed description of the restrictions on NovAtel with respect to such proposals, see Section 4 of the Circular entitled “Agreements Relating to the Offer—The Support Agreement.”

When may the Support Agreement be terminated?

The Support Agreement may generally, subject to its specific terms, be terminated at any time prior to the Effective Time:  (a) by mutual written consent of the Offeror and NovAtel; (b) by either the Offeror or NovAtel after February 16, 2008, if the Offeror has not purchased any Shares pursuant to the Offer; (c) by the Offeror, if the conditions to the Offer have not been satisfied or waived by the Offeror on or before the Expiry Time; (d) by NovAtel, if the Board of Directors withdraws, modifies, qualifies or changes any of its recommendations or determinations in respect of the Offer in a manner adverse to the Offeror or shall have resolved to do so before the Expiry Time, and NovAtel has complied with the obligation for non-solicitation; and (e) by either the Offeror or NovAtel if not all of the required regulatory approvals, clearances, waivers and consents to the making of the Offer have been received. For more detailed description of the possibility to terminate the Support Agreement, see Section 4 of the Circular entitled “Agreements Relating to the Offer—The Support Agreement.”

Who can I call with questions about the Offer or for more information?

You can call the Depositary, the Dealer Manager or the Information Agent if you have any questions or requests for additional copies of this document, the Letter of Transmittal, or the Notice of Guaranteed Delivery. Questions and requests should be directed to the following telephone numbers:

The Information Agent:

Morrow & Co., LLC

Toll Free: (800) 607-0088

Banks, Brokers call (203) 658-9400

The Dealer Manager:

Morgan Stanley & Co. Incorporated

Toll Free: (877) 219-1920

The Depositary:

Mellon Investor Services LLC

Toll Free: (800) 777-7674 (for callers from U.S., Canada or Puerto Rico)

(201) 680-6654 (collect)

DEFINITIONS

In the accompanying Summary Term Sheet, Summary and in the Offer and the Circular, unless the context otherwise requires or unless defined elsewhere herein, the following terms have the meanings indicated:

“Acquisition Proposal” means a proposal or offer by any Person, whether or not subject to conditions and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or more than 20% of the assets of NovAtel or any Subsidiary of NovAtel or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding voting shares of NovAtel, whether by means of an arrangement or amalgamation, a merger, consolidation, joint venture, partnership or other business combination, a sale of shares or assets, a take-over bid, tender offer or exchange offer, or any other transaction involving NovAtel or any Subsidiary of NovAtel, including, without limitation, any single or multi-step transaction or series of related transactions structured to permit such Person to acquire beneficial ownership of all or a material portion of the assets of NovAtel or any Subsidiary of NovAtel or to acquire in any manner, directly or indirectly, more than 20% of the  outstanding voting shares of NovAtel (other than the transactions contemplated by the Support Agreement);

“Act” means the Canada Business Corporations Act, as amended;

“affiliate” has the meaning set forth in the Securities Act (Alberta);

“Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that the Offeror may enforce such agreement against such participant;

“AMF” means Autorité des marché financiers;

“Board of Directors” means the board of directors of NovAtel as constituted from time to time;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a Shareholder’s Shares into the Depositary’s account at DTC;

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in Calgary, Alberta or New York, New York are authorized or obligated by law or executive order to be closed;

“Circular” means the take-over bid circular accompanying the Offer and forming a part thereof, including the Annexes attached thereto;

“close of business” on any given date means the time on such date (or, if such date is not a Business Day, on the next following Business Day) at which the office of the transfer agent for the Shares in New York, New York, United States becomes closed to the public;

“Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder;

“Compelled Acquisition” has the meaning ascribed thereto under “Acquisition of Shares Not Deposited Under the Offer” in Section 21 of the Circular;

“Compulsory Acquisition” has the meaning ascribed thereto under “Acquisition of Shares Not Deposited Under the Offer” in Section 21 of the Circular;

“Condition Satisfaction Date” means October 12, 2007;

“Convertible Debenture” means a U.S.$38,202,250 principal amount 4.0% senior unsecured convertible debenture, which is convertible from and after January 15, 2008 into 764,045 Shares (subject to adjustments);

“CRA” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 22 of the Circular;

“Dealer Manager” means Morgan Stanley & Co. Incorporated;

“Depositary” means Mellon Investor Services LLC at any of its offices specified in the Letter of Transmittal;

“Deposited Shares” has the meaning ascribed thereto under “Manner of Acceptance—Dividends and Distributions” in Section 3 of the Offer;

“Directors’ Circular” means the directors’ circular, together with Schedule 14D-9, to be issued in connection with the Offer pursuant to Securities Laws;

“Disclosure Letter” means the disclosure letter of NovAtel delivered to the Offeror on the date of the Support Agreement, which has not been made public because, among other reasons, it includes confidential or proprietary information with respect to NovAtel;

“Dissenting Offeree” has the meaning ascribed thereto under “Acquisition of Shares Not Deposited Under the Offer in Section 21 of the Circular;

“Distribution” or “Distributions” has the meaning ascribed thereto under “Manner of Acceptance—Dividends and Distributions” in Section 3 of the Offer;

“DTC” means The Depository Trust Company;

“Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the NYSE Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

“Environmental Laws” means any and all applicable Laws and all international treaties and agreements, now in existence in Canada or the United States (whether federal, provincial, state or municipal) relating to the protection and preservation of the environment, occupational health and safety, product safety, product liability or Hazardous Material, including, without limitation, the Environmental Protection and Enhancement Act (Alberta), and the Canadian Environmental Protection Act; and all similar Laws of any Governmental Entity having jurisdiction over NovAtel or any Subsidiary or their properties or operations, and all amendments to such laws and all regulations implementing any of the foregoing;

“EU” means the European Union;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder;

“Expiry Date means November 27, 2007, or such later date or dates as may be fixed by the Offeror from time to time as provided under “Extension, Variation or Change in the Offer” in Section 5 of the Offer;

“Expiry Time” means 5:00 p.m. (New York, New York time) on the Expiry Date;

“FCO” has the meaning ascribed thereto under “Regulatory Matters—German Act against Restraints of Competition (“ACR”)” in Section 20 of the Circular;

“FTC” means the U.S. Federal Trade Commission;

“fully diluted basis” means, with respect to the number of outstanding Shares at any time, such number of outstanding Shares calculated assuming that all issued and outstanding in-the-money Options and other rights to acquire Shares are exercised, including pursuant to the Convertible Debenture;

“GAAP” means generally accepted accounting principles in Canada;

“GNSS”   means high precision Global Navigation Satellite Systems;

“Governmental Entity” means any (i) multinational, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (including the Securities Authorities),  (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, administrative, expropriation or taxing authority under or for the account of any of the above;

“Hazardous Material” means and includes each substance defined, designated or classified as a hazardous waste, hazardous substance, hazardous material, pollutant, contaminant or toxic substance under any Environmental Law including, without limitation, any contaminant (as defined in the Environmental Protection and Enhancement Act (Alberta)), toxic substance (as defined in the Canadian Environmental Protection Act), dangerous goods (as defined in the Transportation of Dangerous Goods Act (Canada) or pollutant or any other substance that when released to the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health;

“Hexagon” means Hexagon AB, a corporation incorporated under the laws of Sweden and a 100% parent company of the Offeror;

“Information Agent” means Morrow & Co., LLC;

“in-the-money” means, in respect of Options, such of them as have an exercise price per Share less than the Purchase Price;

“IRS” means the United States Internal Revenue Service;

“Laws” means all statutes, regulations, statutory rules, principles of common law, orders, judgments, decrees, codes and terms and conditions of any grant of approval, permission, authority, permit or license of any Governmental Entity, or self-regulatory authority (including the Securities Authorities), including, without limitation, the Securities Laws;

“Letter of Transmittal” means the letter of transmittal (printed on yellow paper) in the form accompanying the Offer and the Circular, or a facsimile thereof;

“Material Adverse Change” means any change (or changes in the aggregate), or any condition or event or development involving a prospective change, in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of NovAtel or any of its Subsidiaries which is materially adverse to the business, operations, assets or financial condition of NovAtel, considered as a whole, other than any matter, action, effect or change relating to or resulting from:  (i) the Support Agreement (except for the purposes of NovAtel’s representations in the Support Agreement regarding authority and impediments) or the announcement of the transactions contemplated by the Support Agreement; (ii) any conditions affecting as a whole any industries in which NovAtel or any of its Subsidiaries operate, including changes in Laws or GAAP; (iii) general economic, financial, interest, currency exchange, securities or commodity market conditions in Canada or the United States; (iv) any changes arising from matters consented to or approved in writing by Hexagon or expressly permitted under the Support Agreement; (v) changes in the market price of the Shares; (vi) any natural disaster, act of God, act of terrorism or outbreak or escalation of hostilities or armed conflict; or (vii) as provided in the Disclosure Letter;

“Material Adverse Effect” means, where used in relation to NovAtel or its Subsidiaries and a fact, transaction or circumstance, such fact, transaction or circumstance (together with all other facts or circumstances) has or is reasonably expected to:  (i) have a material adverse effect on the business, operations, results of operations, assets, capitalization, condition (financial or otherwise), licenses, permits, concessions, rights, liabilities (contingent or otherwise) or privileges, whether contractual or otherwise, of NovAtel and its Subsidiaries, considered as a whole, other than any matter, action, effect or change relating to or resulting from:  (A) the Support Agreement (except for the purposes of NovAtel’s authority and impediments) or the announcement of the transactions contemplated hereby; (B) any conditions affecting as a whole any industries in which the NovAtel or any of its Subsidiaries operate, including changes in Laws or GAAP; (C) general economic, financial, interest, currency exchange, securities or commodity market conditions in Canada or the United States; (D) any changes arising from matters consented to or approved in writing by Hexagon or expressly permitted under the Support Agreement; (E) changes in the market price of the Shares; (F) any natural disaster, act of God, act of terrorism or outbreak or escalation of hostilities or armed conflict; or (G) as provided in the Disclosure Letter; (ii) prevent, materially delay or materially affect the consummation of the transactions contemplated hereby; or (iii) materially adversely affect the ability of NovAtel to perform its obligations under the Support Agreement;

“material fact” means a fact that would reasonably be expected to have a significant effect on the market price or value of the Shares;

“Minimum Condition” means at least 66 2/3% of the Shares outstanding on a fully-diluted basis, excluding Shares owned by the Offeror or affiliates of the Offeror;

“Minimum Required Shares” means at least that number of the outstanding Shares required pursuant to the Minimum Condition unless the Offeror shall have waived the Minimum Condition in which case “Minimum Required Shares” means that number of the outstanding Shares, not less than that number as will, excluding Shares owned by the Offeror or affiliates of the Offeror, equal 50.1% of the outstanding Shares, which the Offeror takes up on the Take-up Date;

“misrepresentation” includes any untrue statement of a material fact, any omission to state a material fact that is required to be stated and any omission to state a material fact that is necessary to be stated in order for a statement not to be misleading;

“NASDAQ” means the NASDAQ Global Select Market;

“Non-Resident Shareholder” means a Shareholder who, at all relevant times, for the purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, Shares in connection with carrying on a business in Canada;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery for deposit of Shares (printed on pink paper) in the form accompanying the Offer and the Circular, or a facsimile thereof;

“NovAtel” means NovAtel Inc., a corporation incorporated under the laws of Canada and where the context requires, includes its Subsidiaries;

“Offer” means the Offeror’s offer to purchase all of the issued and outstanding Shares, including Shares issuable upon exercise of Options made hereby to Shareholders;

“Offered Consideration” means the consideration to be paid by the Offeror for the Shares taken up under the Offer;

“Offeror” means Hexagon Canada Acquisition Inc., a corporation incorporated under the laws of British Columbia, Canada, and a wholly-owned subsidiary of Hexagon;

“Offeror’s Notice” has the meaning ascribed thereto under “Acquisition of Shares Not Deposited Under the Offer” in Section 21 of the Circular;

“Offer Period” means the period commencing on the date of the Offer and ending at the Expiry Time;

“Options” means the options to acquire Shares outstanding under the Stock Option Plans and any other rights to acquire Shares;

“Outside Date” means February 16, 2008;

“Person” includes an individual, partnership, trust, firm, body corporate, government, Governmental Entity, unincorporated body of persons or association;

“Placement Shares” means the 953,864 Shares issued by NovAtel to Offeror pursuant to the Private Placement;

“Private Placement” means the subscription for and purchase by Hexagon of the Placement Shares and Convertible Debenture;

“Proposed Amendments” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 22 of the Circular;

“Purchase Price” means U.S.$50.00 per Share;

“Purchased Shares” has the meaning ascribed thereto under “Manner of Acceptance—Power of Attorney” in Section 3 of the Offer;

“Regulatory Approvals” means all approvals, consents and authorizations of all Governmental Entities and other regulators (including the NASDAQ) reasonably necessary or desirable in connection with the Offer;

“Resident Shareholder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 22 of the Circular;

“RSUs” means NovAtel’s outstanding restricted share units;

“Sarbanes–Oxley Act” means the United States Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations thereunder;

“Savvian Advisors” means Savvian Advisors, LLC, financial advisor for the Special Committee of the Board of Directors;

“SEC” means the U.S. Securities and Exchange Commission;

“Securities Authorities” means, collectively, NASDAQ and the appropriate securities commission or similar regulatory authority in Canada and each of the provinces and territories thereof and the SEC in the United States and the securities commission or similar regulatory authority of each of the states thereof;

“Securities Laws” means, collectively, all applicable Canadian provincial and territorial corporate and securities Laws, United States securities Laws, the “blue sky” or securities Laws of the states of the United States and any other applicable Laws, together with any and all risks, regulations or policies published and/or promulgated thereunder;

“Shareholders” means the holders of Shares from time to time;

“Shares” means common shares in the share capital of NovAtel;

“Stock Option Plans” means, collectively, the NovAtel Inc. Employee Stock Option Plan, the NovAtel Inc. Directors’ Stock Option Plan, the NovAtel Inc. 2007 Equity Incentive Plan;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto under “Acquisition of Shares Not Deposited Under the Offer” in Section 21 of the Circular;

“Subsequent Offering Period” has the meaning ascribed thereto under “Time for Acceptance” in Section 2 of the Offer;

“Subsidiary” has the meaning set forth in the Act and, in respect of NovAtel, includes (without limitation) NovAtel Europe Limited, NovAtel Australia Pty Ltd., NovAtel America, Inc., Antcom Corporation, NovAtel USA, Inc. (Delaware), NovAtel Carcom, Inc. (Delaware), Cellular Processing Centre Inc. (Delaware), GOPS Servicios de Consultoria S.A. (Costa Rica), Mezure Inc. and each partnership or other entity controlled, directly or indirectly, by NovAtel;

“Superior Proposal” means any bona fide written Acquisition Proposal which involves the acquisition or offer by the proposing Person of or for not less than 50.1% of the outstanding Shares or assets of NovAtel (on a consolidated basis) and which, in the opinion of the Board of Directors, acting reasonably and in good faith and after consultation with its outside legal and financial advisors, is likely to be completed on its terms taking into account all financial, regulatory and other aspects of such proposal, including the ability of the proposing person to consummate the transactions contemplated by such Acquisition Proposal and, if consummated, would be superior to the Offer from a financial point of view to the Shareholders; provided that (i) any required financing to consummate the transactions contemplated by such Acquisition Proposal has been demonstrated to the satisfaction of the Board of Directors acting reasonably and in good faith and after consultation with its legal and financial advisors, to be committed; and (ii) the Acquisition Proposal is not subject to a due diligence condition;

“Support Agreement”, means the Subscription and Support Agreement, dated October 8, 2007, between Hexagon and NovAtel;

“Take-up Date” means the date that the Offeror first takes up and acquires Shares pursuant to the Offer;

“taxable capital gain” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 22 of the Circular;

“Tax Act” means the Income Tax Act (Canada), including all regulations promulgated thereunder, as amended;

“transfer agent” means Mellon Investor Services LLC;

“United States” or “U.S.” means the United States of America, its territories and possessions, and any State of the United States;

“U.S. Holders” has the meaning ascribed thereto under “Material U.S. Federal Income Tax Considerations” in Section 23 of the Circular; and

“U.S. Treaty” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 22 of the Circular.

SUMMARY

The following is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer and the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Shareholders are urged to read the Offer and the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Section entitled “Definitions”. Unless the context otherwise requires, in this document “we,” “our,” and “us” refer to the Offeror. We have included cross-references in this summary to other sections of the Offer and the Circular where you will find more complete descriptions of the topics mentioned below. The information concerning NovAtel contained herein and in the Offer and the Circular has been provided to us by NovAtel or has been taken from or is based upon publicly available documents or records of NovAtel on file with U.S. securities regulatory authorities and other public sources at the time of the Offer. We have not independently verified the accuracy or completeness of such information. We have no knowledge that would indicate that any statements contained herein relating to NovAtel provided to us or taken from or based upon such documents and records are untrue or incomplete in any material respect. Unless otherwise indicated, information concerning NovAtel is given as at June 30, 2007.

The Offer

The Offeror is offering to purchase, at a price of U.S.$50.00 in cash per Share, on the terms and subject to the terms and conditions of the Offer, all of the issued and outstanding Shares together with the Shares issuable upon the exercise of Options. The Offer is made only for Shares and Shares issuable upon the exercise of the Options and is not made for any Options. Any holder of Options who wishes to accept the Offer should, to the extent permitted by their terms and applicable Law, exercise such Options in order to obtain certificates representing Shares and deposit those Shares in accordance with the Offer.

As of October 18, 2007, there were 9,588,060 Shares issued and outstanding (including 953,864 Shares owned by Hexagon); options for 637,015 Shares outstanding; and a debenture convertible into 764,045 Shares.

Neither Hexagon nor the Offeror has made any provision in connection with the Offer to grant the Shareholders access to the corporate files of Hexagon or the Offeror or to obtain counsel or appraisal services at the expense of Hexagon or the Offeror.

The obligation of the Offeror to take up and pay for Shares pursuant to the Offer is subject to certain conditions. See “Conditions of the Offer” in Section 4 of the Offer.

The Offeror and Hexagon

The Offeror, Hexagon Canada Acquisition Inc., is a company formed under the laws of British Columbia, Canada, and a wholly-owned subsidiary of Hexagon, a Swedish public limited company. The Offeror was formed solely for the purposes of making the Offer. Hexagon is a global technology company with strong market positions within measurement technologies and polymers. Hexagon has approximately 9,400 employees in 30 countries. Its class B shares are quoted among Large Cap companies on the Stockholm Stock Exchange’s Nordic List and  have a secondary listing on the SWX Swiss Exchange.

Neither Hexagon nor the Offeror is subject to the informational filing requirements of the Exchange Act  with respect to itself or its affiliates, and, accordingly, neither files reports or other information with the SEC under the Exchange Act relating to its business, financial condition and other matters.

Pursuant to the Support Agreement, Hexagon agreed to acquire, and on October 17, 2007 acquired, the Placement Shares at a purchase price of U.S.$50.00 per Share and the Convertible Debenture convertible into 764,045 Shares (subject to adjustments) in the Private Placement. Excluding the Shares to be acquired in the Offer by the Offeror and after giving effect to the Shares issued and issuable to Hexagon in the Private Placement (which, in the case of the Convertible Debenture, is not exercisable until January 15, 2008), Hexagon will own 16.6% of the issued and outstanding Shares.

NovAtel

NovAtel is a corporation incorporated under the federal laws of Canada, with its principal offices located at 1120-68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5. The telephone number for NovAtel is +1 403-295-4500. NovAtel designs, markets and sells high-precision Global Navigation Satellite Systems and other positioning component technology and sub-systems for a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, unmanned vehicles, port automation, marine and defence industries. NovAtel’s solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate NovAtel’s high-precision GNSS technology into their respective products and systems.

The Shares are listed and posted for trading on the NASDAQ under the symbol “NGPS.”

Although NovAtel is not a reporting issuer in Canada, it is a registrant and files its continuous disclosure documents with the SEC. Such documents are available at www.sec.gov. See “NovAtel” in Section 2 of the Circular.

Recommendation of the Board of Directors with respect to the Offer

The Board of Directors has unanimously determined that the Offer is fair to Shareholders and is in the best interests of NovAtel and the Shareholders and has unanimously recommended that Shareholders accept the Offer. NovAtel’s senior officers and directors have also expressed their intent to tender their Shares pursuant to the Offer (including Shares receivable pursuant to their Options, which they have expressed their intent to exercise). In addition, Savvian Advisors was retained by the Special Committee of the Board of Directors to render financial advisory services and other assistance to the Special Committee in evaluating the Offer and to provide their opinion as to the fairness, from a financial point of view, of the consideration to be received by Shareholders (other than Hexagon and any of its affiliates) in the Offer. For a discussion of the factors the Board of Directors considered in making its recommendations, please see the section entitled “Reasons for the Recommendation” in NovAtel’s solicitation/recommendation statement on Schedule 14D-9, which includes NovAtel’s Directors’ Circular as required under applicable Canadian Law, filed by NovAtel with the SEC, a copy of which is being delivered to Shareholders together with the Offer. Although we have not independently verified accuracy or completeness of the information contained in NovAtel’s Schedule 14D-9, we have no reason to believe that NovAtel’s Schedule 14D-9 is inaccurate or misleading in any material respect.

Hexagon’s and the Offeror’s position regarding the fairness of the Offer.

Hexagon and the Offeror believe that the Purchase Price for the Shares is fair to Shareholders based on the following factors:  (i) the Offer represents a premium of 31.0% over NovAtel’s 30-day volume weighted average share price immediately preceding the announcement; (ii) the Offer will provide Shareholders an opportunity to sell their Shares and realize substantial appreciation of the value of their Shares without incurring the transaction costs typically associated with market sales; (iii) the consideration in the Offer consists entirely of cash; and (iv) the Offer is not subject to any financing condition.

Hexagon and the Offeror further believe that the procedures of the Offer are fair based on, among other reasons, the following:  (i) the Board of Directors unanimously determined that the Offer is fair to the Shareholders and is in the best interests of NovAtel and Shareholders and has unanimously recommended that the Shareholders accept the Offer; (ii) a Special Committee of the Board of Directors consisting entirely of independent directors engaged a financial advisor to provide an opinion regarding the fairness of the Offer and determined that the Offer is fair to NovAtel and the Shareholders (other than

Hexagon and any of its affiliates); (iii) neither Hexagon nor the Offeror has any direct or indirect representation on the Board of Directors; and (iv) each Shareholder is free to decide, without compulsion or pressure, whether to accept the Offer based on the information set out in the Offer, the Circular, Schedule 14D-9 and the other available public information concerning NovAtel.

For more information about Hexagon’s and the Offeror’s position regarding the fairness of the Offer see Section 9 in the Circular entitled “Hexagon’s and the Offeror’s position regarding the fairness of the Offer.”

Third party evaluation and opinion

Neither Hexagon nor the Offeror engaged any third party to provide them with an opinion with respect to the fairness of the Offer. However, a Special Committee of the Board of Directors, consisting entirely of independent directors, engaged Savvian Advisors as a financial advisor to the Special Committee to provide a fairness opinion.

Purpose, Alternatives and Reasons of the Offer

The purpose of the Offer is to enable the Offeror to acquire all of the Shares. If the Offeror takes up and pays for the Shares validly deposited and not withdrawn under the Offer, the Offeror currently intends and is obligated under the terms of the Support Agreement, subject to certain conditions thereunder, to acquire any Shares not deposited under the Offer by way of a Compulsory Acquisition or by way of a Subsequent Acquisition Transaction, in each case for consideration per Share at least equal in value to the consideration paid by the Offeror under the Offer. Although the Offeror currently intends to proceed by way of a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of a number of factors, the Offeror may choose not to proceed in such manner or may choose to delay or abandon either a Compulsory Acquisition or a Subsequent Acquisition Transaction or may proceed on different terms. Accordingly, the Offeror reserves the right not to proceed by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, or to proceed by way of a Subsequent Acquisition Transaction on terms other than as described herein. See “Acquisition of Shares Not Deposited Under the Offer” in Section 21 of the Circular.

The Offeror is making this Offer to enhance Hexagon’s position in the current rapidly growing market for high precision GNSS technology solutions. The integration of NovAtel into Hexagon is expected to allow Hexagon the opportunity to expand its geographic reach in key markets around the globe. Specifically, a closer relationship with NovAtel will enable Hexagon to accelerate the development of new applications and markets within the GNSS sector and secure an exciting, rapidly growing business. The Offeror and Hexagon  have been impressed by the performance of NovAtel’s management team and wish to have their continued support. The Offeror and Hexagon expect that, following the consummation of the Offer, NovAtel will operate as an independent subsidiary of Hexagon and NovAtel’s current management team will continue to operate the business of NovAtel substantially as currently operated. However, the Offeror and Hexagon expressly reserve the right to make any changes that they deem necessary, appropriate or convenient from time to time. For further information regarding the purpose, alternatives and reasons for the Offer, see Section 6 in the Circular entitled “Purposes, Alternatives and Reasons for the Offer” and Section 7 in the Circular entitled “Plans for NovAtel.”

Conditions of the Offer

The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Shares validly deposited and not withdrawn under the Offer unless all of the conditions described in Section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived by the Offeror at or prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited or tendered pursuant to the Offer and not withdrawn at the Expiry Time at least 66 2/3% (waivable by the Offeror to 50.1%) of the Shares calculated on a fully diluted basis (excluding any Shares owned by the Offeror or affiliates of the Offeror). See “Conditions of the Offer” in Section 4 of the Offer; for all of the conditions of the Offer.

THE OFFER IS ALSO SUBJECT TO A NUMBER OF OTHER CONDITIONS. FOR A DESCRIPTION OF THOSE CONDITIONS AND A FULL DESCRIPTION OF THE CONDITIONS LISTED ABOVE, SEE “CONDITIONS OF THE OFFER” IN SECTION 4 OF THE OFFER AND “REGULATORY MATTERS” IN SECTION 20 OF THE CIRCULAR.

Time for Acceptance

The Offer is open for acceptance until 5:00 p.m. (New York, New York time) on November 27, 2007 or such later time or times and date or dates to which the Offer may be extended, unless the Offer is withdrawn in accordance with its terms by the Offeror. The Offeror may, in its sole discretion but subject to applicable Laws, extend the Expiry Time, as described under “Time for Acceptance” in Section 2 and “Extension, Variation or Change in the Offer” in Section 5 of the Offer.

The Offeror may also elect and reserves the right to provide a Subsequent Offering Period for the Offer. A Subsequent Offering Period, if one is provided, will be an additional period of time of at least 10 days but no more than 20 Business Days beginning after the Offeror has accepted for payment (subject to the requirement to promptly pay for) all Shares tendered during the Offer, during which Shareholders may tender their Shares and receive the Offer consideration promptly. There would be no condition to the Offeror’s purchase of these tendered Shares. See “Time for Acceptance” in Section 2 of the Offer. Notwithstanding the provisions of Rule 14d-7(a)(2) under the Exchange Act, relating to the ability of a purchaser in a tender offer to terminate withdrawal rights during a Subsequent Offering Period, the Offeror will permit withdrawal of tendered Shares during a Subsequent Offering Period, if there is one. However, because Exchange Act Rule 14d-11(e) requires that the Offeror immediately accept and promptly pay for all Shares tendered during a Subsequent Offering Period, notice of any such withdrawal must be received by the Depositary before such Shares have been paid for. See “Right to Withdraw Deposited Shares” in Section 7 of the Offer.

Manner of Acceptance

The Offer may be accepted by a Shareholder delivering, to the appropriate office of the Depositary by the means specified in the Letter of Transmittal, the certificate(s) representing such Shareholder’s Shares, together with a properly completed and executed Letter of Transmittal (printed on yellow paper), or a manually signed facsimile copy thereof, and all other required documents at or prior to the Expiry Time. Detailed instructions are contained in the Letter of Transmittal which accompanies the Offer. See “Manner of Acceptance—Letter of Transmittal” in Section 3 of the Offer.

If a Shareholder wishes to deposit Shares pursuant to the Offer and: (a) the certificate(s) representing such Shareholder’s Shares is (are) not immediately available; or (b) if the certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, those Shares may nevertheless be deposited pursuant to the Offer, provided that all of the following conditions are met:  (i) such deposit is made by or through an Eligible Institution; (ii) a properly completed and duly executed Notice of Guaranteed Delivery (printed on pink paper) in the form accompanying the Offer and the Circular (or a manually signed facsimile copy thereof) is received by the Depositary prior to the Expiry Time at its office(s) listed in the Notice of Guaranteed Delivery; and (iii) the certificate(s) representing all deposited Shares, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile copy thereof) relating to the Shares, with signatures guaranteed if so required, are received by the Depositary at its office(s) listed in the Letter of Transmittal prior to 5:00 p.m. (New York, New York time) on the third trading day on the NASDAQ after the Expiry Date.

Shareholders whose Shares are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing their Shares. Such Shareholders may accept the Offer by following the procedures for book-entry transfer established by DTC or CDS, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a properly completed and duly executed Letter of Transmittal and any other required documents, are received by the Depositary at its office(s) specified in the Letter of Transmittal prior to the Expiry Time. Shareholders accepting the Offer through book-entry transfer must ensure such documents or Agent’s Message are received by the Depositary.

No fee or commission will be payable by any Shareholder who transmits such Shareholder’s Shares directly to the Depositary or who makes use of the facilities of  the Dealer Manager to accept the Offer. However, a broker or nominee through whom you own Shares may charge a fee to tender Shares on your behalf. You should consult your broker or nominee to determine whether any charges will apply.

See Section 3 of the Offer, “Manner of Acceptance”.

Withdrawal of the Deposited Shares

Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time:  (a) before Shares deposited under the Offer have been taken up by the Offeror under the Offer (including during any Subsequent Offering Period); (b) if the Shares have not been paid for by the Offeror within three (3) Business Days after having been taken up; and (c) in certain other circumstances. See “Right to Withdraw Deposited Shares” in Section 7 of the Offer.

Payment

Upon the terms and subject to the conditions of the Offer, the Offeror will take up Shares validly deposited under the Offer in accordance with the terms hereof promptly and in any event not later than three (3) Business Days following the time at which the Offeror becomes entitled to take up Shares under applicable Law. Any Shares taken up will be paid for promptly, and in any event, not later than three (3) Business Days following the time at which the Offeror becomes entitled to take up Shares under the Offer pursuant to applicable Law. Any Shares deposited pursuant to the Offer in any Subsequent Offering Period will be immediately taken up and paid for promptly. See “Take Up of and Payment for Deposited Shares” in Section 6 of the Offer.

Stock Exchange Listing and Market Prices of Shares

The Shares are listed for trading on the NASDAQ under the stock symbol “NGPS”. The closing price of the Shares on the NASDAQ on October 5, 2007, the last trading day prior to the announcement of Hexagon’s intention to make an offer to purchase the Shares, was U.S.$42.43. The Offer represents a premium of 31.0% over NovAtel’s 30-day volume weighted average share price immediately preceding the announcement.

Canadian Federal Income Tax Considerations

In general, a Resident Shareholder who holds Shares as capital property and who sells such Shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such Shares.

A Non-Resident Shareholder generally will not be subject to Canadian income tax on any gain realized on a disposition of Shares to the Offeror under the Offer unless those Shares constitute “taxable Canadian property” within the meaning of the Tax Act and the gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident.

The foregoing is only a brief summary of Canadian federal income tax consequences and is qualified by the more detailed general description of Canadian federal income tax considerations under “Certain Canadian Federal Income Tax Considerations” in Section 22 of the Circular. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the Offer or a Compulsory Acquisition or a disposition of Shares pursuant to any Subsequent Acquisition Transaction.

U.S. Federal Income Tax Considerations

U.S. Holders of Shares that hold such Shares as capital assets generally will recognize capital gain or loss for U.S. federal income tax purposes upon a sale of such Shares pursuant to the Offer. Holders that are not U.S. Holders generally will not be subject to U.S. tax on any gain realized upon a sale of Shares pursuant to the Offer unless:  (a) such gain is effectively connected with the conduct by the holder of a trade or business in the United States; or (b) in the case of gain realized by an individual, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

The foregoing is only a brief summary of U.S. federal income tax consequences and is qualified by the more detailed general description of U.S. federal income tax considerations relevant to the Offer. See “Material U.S. Federal Income Tax Considerations” in Section 23 of the Circular. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the Offer.

Depositary

The Offeror has engaged Mellon to act as the Depositary to receive deposits of certificates representing Shares and accompanying Letters of Transmittal deposited under the Offer at the office(s) specified in the Letter of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery at its office(s) specified in the Notice of Guaranteed Delivery and the Depositary will also be responsible for giving certain notices, if required, and for making payment for all Shares purchased by the Offeror under the Offer and will facilitate book-entry transfers of Shares.

The Depositary will receive reasonable and customary compensation from the Offeror for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

Financial Advisors, Dealer Manager and Information Agent

Hexagon has retained Morgan Stanley to act as its financial advisor and Dealer Manager in the United States in connection with the Offer. NovAtel has retained Savvian Advisors to act as its financial advisor in connection with the Offer. See “Certain Fees and Expenses” in Section 24 of the Circular.

The Offeror has also retained Morrow to act as an Information Agent to provide a resource for information for Shareholders in connection with the Offer. The Information Agent will receive reasonable and customary compensation from the Offeror for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

Questions and requests for assistance concerning the Offer should be made directly to the Depositary, the Dealer Manager and the Information Agent. For detailed contact information please see the back page of this document.

OFFER

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer. Capitalized terms used in the Offer, where not otherwise defined herein, are defined in the Section entitled “Definitions”.

October 19, 2007

TO:  THE SHAREHOLDERS OF NOVATEL

1.   The Offer

The Offeror hereby offers to purchase, at a price of U.S.$50.00 per Share payable in cash, on and subject to the following terms and conditions, all of the issued and outstanding Shares together with the Shares issuable upon the exercise of Options.

The closing price of the Shares on the NASDAQ on October 5, 2007, the last trading day prior to the announcement of the Offeror’s intention to make the Offer, was U.S.$42.43.

Based on information provided by NovAtel, there were approximately 8,632,711 Shares issued and outstanding on a non-diluted basis as at October 8, 2007 and 9,273,097 Shares calculated on a fully-diluted basis as at October 8, 2007.

The Offer is made only for Shares and Shares issuable upon the exercise of Options and is not made for any Options. Any holder of Options who wishes to accept the Offer should, to the extent permitted by their terms and applicable Law, exercise the Options in order to obtain certificates representing Shares and deposit those Shares in accordance with the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that such holders will have certificates representing Shares available for deposit prior to the Expiry Time, or in sufficient time to comply fully with the procedures referred to under “Manner of Acceptance—Procedure for Guaranteed Delivery” in Section 3 of the Offer.

Pursuant to the Support Agreement, NovAtel agreed to use all commercially reasonable efforts to provide that persons holding Options who may do so under Securities Laws and in accordance with the Stock Option Plans shall be entitled to exercise all of their Options and tender all Shares issued in connection therewith under the Offer. The Offeror has agreed that all Options that are duly surrendered for exercise, conditional on the Offeror taking up Shares under the Offer and with appropriate instructions that the Shares issuable upon such exercise are to be tendered pursuant to the Offer, shall be deemed to be exercised immediately prior to the take-up of Shares by the Offeror under the Offer.

NovAtel also agreed to use, prior to the initial Expiry Time, all commercially reasonable efforts to enter into option releases with each holder of Options pursuant to which the parties thereto shall agree that, upon the Offeror taking up any Shares pursuant to the Offer, each holder of Options that has not previously exercised such Options will receive from NovAtel, in consideration of the termination of all such holder’s Options, the positive difference between U.S.$50.00 and the exercise price per Share of such Options, regardless of the vesting of any such Options under the Stock Option Plans and the agreements governing such Options.

The accelerated vesting of the Options is conditioned upon their exercise and tender under the Offer. Therefore, Options that are not either exercised and tendered pursuant to the Offer or subject to option releases for cash payments, shall be vested in accordance with the terms under the Stock Option Plans and the agreements governing such Options, without any accelerated vesting.

The tax consequences to holders of Options of exercising their Options are not described under “Certain Canadian Federal Income Tax Considerations” in Section 22 of the Circular or under “Material U.S. Federal Income Tax Considerations” in Section 23 of the Circular. Holders of Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Options.

Shareholders will not have dissenters’ or appraisal rights in connection with the Offer. However, Shareholders who do not deposit their Shares under the Offer may have rights of dissent in the event that the Offeror elects to acquire their Shares by way of a Compulsory Acquisition or a Subsequent Acquisition Transaction. See “Acquisition of Shares Not Deposited Under the Offer” in Section 21 of the Circular.

Neither Hexagon nor the Offeror has made any provision in connection with the Offer to grant the Shareholders access to the corporate files of Hexagon or the Offeror or to obtain counsel or appraisal services at the expense of Hexagon or the Offeror. Hexagon and the Offeror believe that there is no added value for granting Shareholders access to the corporate files of Hexagon or the Offeror due to, among other things: (i) the fact that the consideration consists entirely of cash; (ii) the fairness of the procedure pursuant to which the Board of Directors negotiated and approved the Offer; and (iii) our compliance with the requirements of Rule 13e-3 under the Exchange Act.

2.   Time for Acceptance

The Offer is open for acceptance until 5:00 p.m. (New York, New York time) on November 27, 2007, or such later time or times and date or dates to which the Offer may be extended, unless the Offer is withdrawn in accordance with its terms by the Offeror. The Offeror may, in its sole discretion but subject to applicable Laws, extend the Expiry Time, as described under “Extension, Variation or Change in the Offer” in Section 5 of the Offer. No Shares will be taken up and paid for pursuant to the Offer prior to the Expiry Time.

The Offeror may provide a subsequent offering period following the Expiry Time (a “Subsequent Offering Period”) of an additional period of ten (10) days to twenty (20) Business Days, beginning immediately after the Offeror accepts for payment (subject to the requirement to promptly pay for) all the Shares tendered to the Offer, during which period Shareholders may tender their Shares and receive the Offered Consideration, provided that, among other requirements, the Offeror announces the results of the initial offering period of the Offer, including the approximate number and percentage of Shares deposited to the Offer, no later than 9:00 a.m. (Eastern Time) on the next Business Day after the Expiry Date. The Offeror may determine to provide a Subsequent Offering Period in the event that the Shares tendered and not withdrawn pursuant to the Offer constitute less than 90% of the issued and outstanding Shares calculated on a fully-diluted basis (above which percentage, the remaining publicly held Shares could be acquired in a Compulsory Acquisition; see “Acquisition of Shares Not Deposited Under the Offer” in Section 21 of the Circular) as at the Expiry Time. During a Subsequent Offering Period, the Offeror will promptly purchase and pay the same price paid in the Offer for all Shares tendered. In accordance with applicable securities Laws, any Shares tendered during such Subsequent Offering Period must be immediately accepted and promptly paid for.

Notwithstanding the provisions of Rule 14d-7(a)(2) under the Exchange Act, relating to the ability of a purchaser in a tender offer to terminate withdrawal rights during a Subsequent Offering Period, the Offeror will permit withdrawal of tendered Shares during a Subsequent Offering Period, if there is one. However, because Exchange Act Rule 14d-11(e) requires that the Offeror immediately accept and promptly pay for all Shares tendered during a Subsequent Offering Period, notice of any such withdrawal must be received by the Depositary before such Shares have been paid for. See “Right to Withdraw Deposited Shares” in Section 7 of the Offer.

3.   Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at its office(s) listed in the accompanying Letter of Transmittal (printed on yellow paper), so as to be received prior to the Expiry Time:

(a)          the certificate or certificates representing the Shares in respect of which the Offer is being accepted;

(b)         a Letter of Transmittal in the accompanying yellow form (or a manually signed facsimile copy thereof), properly completed and executed as required by the instructions set out in the Letter of Transmittal; and

(c)          any other documents specified in the instructions set out in the Letter of Transmittal.

Participants in DTC should contact the Depositary with respect to the deposit of their Shares under the Offer. DTC will be issuing instructions to its participants as to the method of depositing such Shares under the terms of the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or if they make use of the facilities of the Dealer Manager to accept the Offer.

The Offer will be deemed to be accepted only if the Depositary has actually received these documents at or prior to the Expiry Time. Except as otherwise provided in the instructions and rules set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a Person other than the registered holder of the certificate(s) deposited therewith, or if the cash payable is to be delivered to a Person other than the registered owner, the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.

Shareholders who cannot comply on a timely basis with these procedures for deposit of the requisite certificates for Shares at or prior to the Expiry Time may deposit certificates representing Shares pursuant to the procedures set forth below under the heading “Procedure for Guaranteed Delivery”.

Currency of Payment

The cash payable under the Offer will be denominated in U.S. dollars.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Shares under the Offer and:  (a) the certificate(s) representing the Shares is (are) not immediately available; or (b) the certificate(s) and all other required documents cannot be delivered to the Depositary prior to the Expiry Time, those Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

(i)             such deposit is made by or through an Eligible Institution;

(ii)         a properly completed and duly executed Notice of Guaranteed Delivery (printed on pink paper) in the form accompanying the Offer (or a manually signed facsimile copy thereof), together with a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at its office(s) specified on the back page of the Notice of Guaranteed Delivery; and

(iii)     the certificate(s) representing the Deposited Shares, in proper form for transfer, together with a Letter of Transmittal (or a manually signed facsimile copy thereof), properly completed and executed, and all other documents required by the Letter of Transmittal, are received by the Depositary prior to 5:00 p.m. (New York, New York time) on the third trading day on the NASDAQ after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying share certificate(s) must be delivered to the Depositary at its office(s) as specified on the last page of this document.

The Notice of Guaranteed Delivery may be transmitted to the Depositary by facsimile transmission, or delivered by hand or courier to its Jersey City, New Jersey office, or delivered by mail to its South Hackensack, New Jersey office, and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Method of Delivery

The method of delivery of the certificate(s) representing Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the Person depositing those documents. The Offeror recommends that those documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary prior to the Expiry Time. Delivery will only be effective upon actual receipt by the Depositary.

Shareholders whose Shares are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing their Shares.

Acceptance by Book-Entry Transfer

Shareholders may accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a properly completed and duly executed Letter of Transmittal and any other required documents, are received by the Depositary at its office(s) specified on the back page of this document, prior to the Expiry Time. The Depositary has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC’s systems may cause DTC to make a book-entry transfer of a Shareholder’s Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, as noted above, although delivery of Shares may be effected through book-entry transfer at DTC, either a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at its office(s) specified on the back page of this document, prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary.

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Shares. There shall be no duty or obligation of the Offeror, the Depositary, or any other Person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

Dividends and Distributions

Except as provided below, subject to the terms and conditions of the Offer and subject, in particular, to Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth herein, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Shares covered by the Letter of Transmittal delivered to the Depositary (the “Deposited Shares”) and in and to all rights and benefits arising from such Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests prior to the date of the first take up by the Offeror under the Offer (collectively, “Distributions”). As of the date hereof, NovAtel has not declared and does not have any plans to declare any distributions or dividends. The Support Agreement and the Convertible Debenture also restrict NovAtel from declaring or distributing any dividends, distributions, payments, securities, property or other interests. See “Certain Information Concerning NovAtel and its Shares” in Section 17 of the Circular and “Agreements Relating to the Offer—The Support Agreement” and “Agreements Relating to the Offer—The Convertible Debenture” in Section 4 to the Circular.

Power of Attorney

The execution of a Letter of Transmittal (or, in the case of Shares deposited by book-entry transfer, the making of a book-entry transfer) irrevocably constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Shares, each director and officer of the Offeror and any other Person designated by the Offeror in writing, as the true and lawful agent, attorney, attorney-in-fact, and proxy of the Shareholder delivering the Letter of Transmittal with respect to:  (a) the Shares registered in the name of the holder on the securities register maintained by or on behalf of NovAtel and deposited pursuant to the Offer and purchased by the Offeror (the “Purchased Shares”); and (b) any and all Distributions, which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after the date of the Offer with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:  (i) to register or record the transfer and/or cancellation of such Purchased Shares and Distributions consisting of securities on the appropriate register maintained by or on behalf of NovAtel; (ii) for so long as any Purchased Shares are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by the Offeror (by whom such Shares are purchased), any instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any Purchased Shares and Distributions, to revoke any such instrument, authorization or consent given prior to or after the Offeror takes up and pays for the Deposited Shares, and to designate in such instruments, authorizations or consents any Person or Persons as the proxyholder of such Shareholder in respect of the Purchased Shares and Distributions for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of NovAtel; (iii) to execute, endorse and negotiate for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing such Distributions payable to or to the order of, or endorsed in favor of, such Shareholder; and (iv) to exercise any rights of a Shareholder with respect to such Purchased Shares and such Distributions, all as set forth in the Letter of Transmittal.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any

Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer or are withdrawn in accordance with “Right to Withdraw Deposited Shares” in Section 7 of the Offer. A Shareholder accepting the Offer also agrees not to vote any of the Purchased Shares at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of NovAtel and not to exercise any of the other rights or privileges attached to the Purchased Shares, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Shares, and agrees to appoint in any such instruments of proxy, authorizations or consents, the Person or Persons specified by the Offeror as the proxy of the holder of the Purchased Shares. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Shares with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such Person with respect thereto.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Shares to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred is, to the extent permitted by Law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Backup Withholding

Under the “backup withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold from the amount of any payments made pursuant to the Offer. In order to prevent backup withholding with respect to payments to certain Shareholders of the Offered Consideration for Shares purchased pursuant to the Offer, each Shareholder (other than a corporation) that is a United States person for U.S. federal income tax purposes (a “U.S. Holder”) must provide the Depositary with such U.S. Holder’s correct taxpayer identification number (“TIN”) and certify that it is not subject to backup withholding by completing the Form W-9 in the Letter of Transmittal. If a U.S. Holder does not provide its correct TIN or fails to provide the certification described above, the Internal Revenue Service may impose a penalty on such U.S. Holder and payment of cash to such U.S. Holder pursuant to the Offer may be subject to backup withholding. Shareholders that are not U.S. Holders and certain other Shareholders (including, among others, corporations) are not subject to backup withholding. All U.S. Shareholders depositing Shares pursuant to the Offer should complete and sign the Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Non-U.S. Shareholders should complete and sign the Form W-8BEN—Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding included in the Letter of Transmittal in order to avoid backup withholding. See Instruction 9 of the Letter of Transmittal. Backup withholding is not an additional tax. The amount of any backup withholding will be refunded (or allowed as a credit against the U.S. federal income tax liability of the Shareholder) provided that the required information is furnished to the Internal Revenue Service.

Formation of Agreement

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the time at which the Offeror takes up the Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that:  (a) the Person signing the Letter of Transmittal has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any Distributions deposited pursuant to the Offer; (b) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other Person; (c) the deposit of the Deposited Shares and Distributions complies with applicable Laws; and (d) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set forth in this Section 3.

4.   Conditions of the Offer

Notwithstanding any other provision of the Offer and subject to applicable Law, the Offeror will have the right to withdraw the Offer and not take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)          there shall have been validly deposited under the Offer and not withdrawn at least 66 2/3% of the Shares outstanding on a fully-diluted basis, excluding Shares owned by the Offeror or affiliates of the Offeror;

(b)         all requisite Regulatory Approvals, including those of any stock exchanges or other Securities Authorities, shall have been obtained on terms and conditions satisfactory to the Offeror in its sole judgment, acting reasonable;

(c)          no act, action, suit or proceeding shall have been taken before or by, and no injunction has been granted by any Governmental Entity and no Laws shall have been proposed, enacted, promulgated or applied, in any case, whether or not having the force of law, which if effected or successful could reasonably be expected to have the effect of:

(i)             making illegal, or otherwise directly or indirectly ceasing trade, enjoining, restraining, prohibiting or imposing limitations, additional costs, damages or conditions of a material nature on the Offer for, the purchase by or the sale to the Offeror of the Shares or the right of the Offeror to own or exercise full rights of ownership of the Shares (or any of them),

(ii)         prohibiting or materially limiting the ownership or operation by NovAtel or any of its Subsidiaries, or by the Offeror directly or indirectly of all or any material portion of the business or assets of NovAtel, on a consolidated basis, or the Offeror, directly or indirectly, or compelling the Offeror, directly or indirectly, to dispose of or hold separate all or any material portion of the business or assets of NovAtel, on a consolidated basis, or the Offeror, directly or indirectly, as a result of the transactions contemplated by the Offer,

(iii)     requiring divestiture by the Offeror, directly or indirectly, of any Shares,

(iv)       if the Offer were consummated having a Material Adverse Effect with respect to NovAtel, or

(v)           materially and adversely affecting the ability of the Offeror to consummate the Offer (or any Subsequent Acquisition Transaction) and/or take up and pay for any Shares deposited under the Offer;

(d)         there shall not exist any prohibition under Laws against the Offeror making the Offer or taking up and paying for any Shares deposited under the Offer or completing any Compulsory Acquisition or a Subsequent Acquisition Transaction;

(e)          there shall not exist or have occurred and be continuing a Material Adverse Change;

(f)            all Options and RSUs held by directors and officers of NovAtel shall have been exercised or terminated prior to the Expiry Time;

(g)          at the Expiry Time:

(i)             the representations and warranties of NovAtel in the Support Agreement shall be true and correct in all respects as if such representations and warranties were given again as of the Expiry Time (other than those expressed as of a specific date which shall be true and correct as of such specific date), unless the failure to be true or correct individually or in the aggregate (without giving effect to, applying or taking into consideration any materiality, Material Adverse Change or Material Adverse Effect qualification contained therein) has not had or would not reasonably be expected to have a Material Adverse Effect; and

(ii)         NovAtel shall have observed and performed its covenants in the Support Agreement in all material respects to the extent that such covenants were to have been observed or performed by NovAtel at or prior to the Expiry Time; and

(h)         the Support Agreement shall not have been terminated.

The Offeror expressly reserves the right, in its sole discretion, to:

(i)             waive, in whole or in part, any term or condition of the Offer for its benefit described above provided that if Offeror takes up and pays for any Shares it shall acquire not less than the Minimum Required Shares; and

(ii)         amend or change any term or condition of the Offer except that, without the prior written consent of NovAtel, the Offeror shall not (A) reduce the Purchase Price; (B) change the form of consideration payable under the Offer; (C) add to, amend or change any term or condition in a manner that is materially adverse to the holders of Shares in the aggregate; (D) impose additional conditions to the Offer; (E) change the Minimum Required Shares to less than 50.1% of the outstanding Shares or to greater than 66 2/3% of the outstanding Shares, in each case exclusive of Shares held by the Offeror or its affiliates.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror at any time, regardless of the circumstances giving rise to any such assertion or may be waived by the Offeror (subject to the conditions referred to in paragraph (ii) above) in whole or in part at any time and from time to time in its discretion, without prejudice to any other right which the Offeror may have. Each of the foregoing conditions is independent of and in addition to each other. The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed to be an ongoing right that may be asserted at any time and from time to time. Any determination of the Offeror concerning the events or other matters described in the foregoing conditions shall be final and binding on all parties, subject to review by a court of competent jurisdiction.

Any waiver of a condition or the termination or withdrawal of the Offer shall be effective upon written notice (or other communication confirmed in writing) being given by the Offeror to that effect to the Depositary at its office(s) specified in the Letter of Transmittal. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal and, to the extent required by applicable Law, will cause the Depositary as soon as is practicable thereafter to notify the Shareholders in the manner set forth under “Notice and Delivery” in Section 11 of the Offer, and will provide a copy of the aforementioned notice to the NASDAQ. If the Offer is withdrawn, the Offeror shall not be obligated to take up, accept for payment or pay for any Shares deposited under the Offer, and the Depositary will promptly return all certificates for deposited Shares and Letters of Transmittal, Notices of Guaranteed Delivery and related documents in its possession to the parties by whom they were deposited.

5.   Extension, Variation or Change in the Offer

The Offer will be open for acceptance at the places of deposit specified in the Letter of Transmittal until 5:00 p.m. (New York, New York time) on November 27, 2007, unless the Offer is extended or withdrawn by the Offeror or the Offeror elects to provide for a Subsequent Offering Period.

The Offeror may, at any time and from time to time while the Offer is open for acceptance, vary the terms of the Offer or extend the Expiry Time by giving notice in writing to the Depositary at its office(s) specified in the Letter of Transmittal. Also, if at any time prior to the Expiry Time, or at any time after the Expiry Time, but prior to the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer and the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its office(s) specified in the Letter of Transmittal. Upon the giving of such notice to the Depositary, the Expiry Time or withdrawal rights, as applicable, will be deemed to be extended to the date specified in such notice or as required by applicable Law, or in the case of a variation, the Offer will be deemed to be varied in the manner described in such notice, as the case may be. The Offeror will, as soon as practicable after giving any such notice to the Depositary, publicly announce the extension, variation or change and, if required by applicable Law, cause the Depositary to mail a copy of any such notice to Shareholders as required by applicable securities legislation at their respective addresses appearing in the share register of NovAtel. In addition, the Offeror will provide a copy of such notice to NASDAQ and the applicable regulatory authorities. Any notice of extension, variation or change will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office(s) specified in the Letter of Transmittal. During any extension of the Offer, all Shares previously deposited and not withdrawn will remain subject to the Offer and to the right of Shareholders to withdraw such shares and, subject to applicable Laws, may be accepted for purchase by the Offeror in accordance with the terms of the Offer; provided any extension of the Expiry Time, or other action taken, in accordance with the Support Agreement shall not be considered adverse.

An extension of the Expiry Time will not, in and of itself, constitute a waiver by the Offeror of any of its rights under “Conditions of the Offer” in Section 4 of the Offer.

Under applicable Canadian provincial Securities Laws, if there is a variation in the terms of the Offer (other than a variation consisting solely of a waiver of a condition of the Offer), the period during which Shares may be deposited under the Offer will not expire before ten (10) days after the notice of variation has been delivered. In addition, notwithstanding the foregoing, if the Offeror makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Offeror will disseminate additional offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. Under the Exchange Act, the minimum period during which an offer must remain open following material changes in the terms of such offer, other than a change in consideration offered, percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. Generally, in the SEC’s view, an offer should remain open for a minimum of five (5) Business Days from the date the material change is first published, sent or given to shareholders and, if material changes are made with respect to information that approaches the significance of the consideration offered, percentage of securities sought or a dealer’s soliciting fee, a minimum of ten (10) Business Days is required to allow for adequate dissemination of information to shareholders and investor response. Accordingly, if prior to the Expiry Time the Offeror decreases the number of Shares being sought, increases or decreases the consideration offered pursuant to the Offer or increases or decreases a dealer’s soliciting fee, and if the Offer is scheduled to expire at any time earlier than the tenth Business Day from the date that notice of such increase or decrease is first published, sent or given to Shareholders, the Offer will be extended at least until the expiration of such tenth Business Day. The requirement to extend the Offer will not apply to the extent that the number of Business Days remaining between the occurrence of the change and the then-scheduled Expiry Time equals or exceeds the minimum extension period that would be required because of such amendment.

If, prior to the Expiry Time, the Offeror in its sole discretion elects to increase the Offered Consideration, such increase will be applicable to all holders whose Shares are taken up under the Offer.

Notwithstanding the foregoing, but subject to applicable Law (including the requirements of Rule 14d-11 under the Exchange Act), the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with, unless the Offeror first takes up all Shares deposited under the Offer and not withdrawn.

6.   Take up of and Payment for Deposited Shares

Upon the terms and subject to the conditions of the Offer, the Offeror will take up Shares validly deposited pursuant to the Offer in accordance with the terms hereof promptly and in any event not later than three (3) Business Days following the time at which the Offeror becomes entitled to take up Shares under applicable Law. Any Shares taken up will be paid for promptly, and in any event, not later than three (3) Business Days following the time at which the Offeror becomes entitled to take up Shares under the Offer pursuant to applicable Law. Any Shares deposited pursuant to the Offer in any Subsequent Offering Period will be taken up immediately and paid for promptly.

For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Shares validly deposited under the Offer and not withdrawn if, as and when the Offeror gives written notice to the Depositary, at its office(s) specified in the Letter of Transmittal, to that effect and as required by applicable Law.

The Offeror reserves the right, in its sole discretion, to delay taking up or paying for any Shares or to terminate or withdraw the Offer and not take up or pay for any Shares if any condition specified under “Conditions of the Offer” in Section 4 of the Offer is not satisfied or waived by the Offeror. The Offeror will not, however, take up and pay for any Shares deposited under the Offer unless it simultaneously takes up and pays for all Shares then validly deposited under the Offer.

The Offeror will pay for Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary). The Depositary will act as the agent of Persons who have deposited Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such Persons. Receipt of payment by the Depositary will be deemed to constitute receipt of payment by Persons depositing Shares. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary on the purchase price of the Shares purchased by the Offeror, regardless of any delay in making such payment.

Settlement   with each Shareholder who has validly deposited and not withdrawn Shares under the Offer will be effected by the Depositary by forwarding a cheque payable in U.S. funds by first-class mail representing the cash payment for such Shares to which such Shareholder is entitled. Unless otherwise directed in the Letter of Transmittal, the cheque will be issued in the name of the registered Shareholder so deposited. Unless the Person who deposits Shares instructs the Depositary to hold such cheque for pick-up by checking the appropriate box in the Letter of Transmittal, such cheque will be forwarded by first class mail to such Person at the address specified in the Letter of Transmittal. If no address is specified therein, such cheque will be forwarded to the address of the holder as shown on the share register maintained by NovAtel or NovAtel’s transfer agent. Cheques mailed in accordance with this paragraph will be deemed to have been delivered upon the date of mailing.

Depositing Shareholders will not be obliged to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or if they make use of the facilities of the Dealer Manager to accept the Offer. However, a broker or other nominee through whom a Shareholder owns Shares may charge a fee to tender Shares on behalf of the Shareholder. Shareholders should consult their brokers or nominees to determine whether any charges will apply.

See “Offer—Mail Service Interruption” in Section 9 of the Offer.

7.   Right to Withdraw Deposited Shares

Except as otherwise provided in this Section 7, all deposits of Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any Shares deposited in acceptance of the Offer may be withdrawn at the place of deposit by or on behalf of the depositing Shareholder:

(a)           at any time when the Shares have not been taken up by the Offeror;

(b)          if the Shares have not been paid for by the Offeror within three (3) Business Days after having been taken up;

(c)           at any time prior to the expiration of ten (10) days from the date upon which either:

(i)             a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate or associate of the Offeror), in the event that such change occurs prior to the Expiry Time or after the Expiry Time but prior to the expiry of all rights of withdrawal in respect of the Offer; or

(ii)         a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Shares where the Expiry Time is not extended for more than ten (10) days or a variation consisting solely of a waiver of a condition of the Offer); is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) and only if such deposited Shares have not been taken up by the Offeror at the date of the notice.

The ten (10) day period referenced in (c) above may be extended to ten (10) Business Days where required by applicable U.S. Securities Laws. See “Extension, Variation and Change in the Offer” in Section 5 of the Offer.

Withdrawals of deposited Shares must be effected by written or printed notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit within the time limits indicated above. Notices of withdrawal:  (a) must be made by a method, including a manually signed facsimile transmission, that provides the Depositary with a written or printed copy; (b) must be signed by or on behalf of the Person who signed the Letter of Transmittal accompanying (or the Notice of Guaranteed Delivery in respect of) the Shares which are to be withdrawn; (c) must specify such Person’s name, the number of Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the applicable Shares to be withdrawn; and (d) must be actually received by the Depositary at the place of deposit of the applicable Shares (or Notice of Guaranteed Delivery in respect thereof). Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the instructions set out therein), except if the notice of withdrawal is signed by the registered holder of Shares exactly as the name of the registered holder appears on the certificate representing Shares deposited with the Letter of Transmittal or in the case of Shares deposited for the account of an Eligible Institution. The withdrawal will take effect upon actual physical receipt by the Depositary of the properly completed and signed written notice of withdrawal.

Alternatively, if Shares have been deposited pursuant to the procedures for book-entry transfer, as set forth in Section 3 of the Offer, “Manner of Acceptance—Acceptance by Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares or otherwise comply with the procedures of DTC.

All questions as to the validity (including the time of receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. There will be no obligation on the Offeror, the Depositary or any other Person to give any notice of any defects or irregularities in any withdrawal and no liability will be incurred by any of them for failure to give any such notice.

Any Shares withdrawn will be deemed to be not validly deposited for the purposes of the Offer, but may be redeposited subsequently at or prior to the Expiry Time by following the procedures described under “Manner of Acceptance” in Section 3 of the Offer.

Notwithstanding the provisions of Rule 14d-7(a)(2) under the Exchange Act, relating to the ability of a purchaser in a tender offer to terminate withdrawal rights during a Subsequent Offering Period, the Offeror will permit withdrawal of tendered Shares during a Subsequent Offering Period, if there is one. However, because Rule 14d-11(e) under the Exchange Act requires that the Offeror immediately accept and promptly pay for all Shares tendered during a Subsequent Offering Period, notice of any such withdrawal must be received by the Depositary before such Shares have been paid for.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces and territories of Canada are entitled to statutory rights of rescission in certain circumstances. See “Statutory Rights” in Section 26 of the Circular.

8.   Return of Deposited Shares

If any deposited Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are deposited, certificates for unpurchased Shares will be returned to the depositing Shareholder promptly following the Expiry Time or the termination or withdrawal of the Offer by either:  (a) sending new certificates representing Shares not purchased or by returning the deposited certificates (and other relevant documents); or (b) in the case of Shares deposited by book-entry transfer of such Shares pursuant to the procedures set forth in Section 3 of the Offer, “Manner of Acceptance—Acceptance by Book-Entry Transfer”, such Shares will be credited to the depositing Shareholder’s account maintained by DTC. Certificates (and other relevant documents) will be forwarded by first-class mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by NovAtel or NovAtel’s transfer agent, promptly after the termination of the Offer.

9.   Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, cheques and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques and any other relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the Shares were deposited until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding the provisions set out under “Take Up of and Payment for Deposited Shares” in Section 6 of the Offer, cheques and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered upon being made available for delivery to the depositing Shareholder at the appropriate office of the Depositary. Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with the provisions set out under “Notice and Delivery” in Section 11 of the Offer.

10.   Dividends and Distributions; Liens

If, on or after the date of the Offer, NovAtel should divide, combine, reclassify, consolidate, convert or otherwise change any of the Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under “Conditions of the Offer” in Section 4 of the Offer, make such adjustments as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change in the Offered Consideration or other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor).

Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Shares, whether or not separated from the Shares, but subject to any Shares being validly withdrawn by or on behalf of a depositing Shareholder. If, on or after the date of the Offer, NovAtel should declare, set aside, or pay any dividend or other distribution, or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Shares, which is or are payable or distributable to Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the securities register maintained by or on behalf of NovAtel in respect of Shares, then (a) in the case of any such cash dividend, distribution or payment that does not exceed the cash consideration per Share, the cash consideration payable per Share pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; and (b) in the case of any such cash dividend, distribution or payment that exceeds the cash consideration per Share, or in the case of any other dividend, distribution, payment, right or other interest, the whole of any such dividend, distribution, payment, right or other interest will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to any such dividend, distribution, payment, right or other interest and may withhold the entire amount of cash payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution, or the distribution or issuance of any such securities, rights or other interests with respect to the Shares, may have tax consequences not described under “Certain Canadian Federal Income Tax Considerations” in Section 22 of the Circular or “Material U.S. Federal Income Tax Considerations” in Section 23 of the Circular.

11.   Notice and Delivery

Without limiting any other lawful means of giving notice, any notice that the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid to the registered Shareholders at their respective addresses appearing in the share register maintained by NovAtel or its transfer agent and, unless otherwise specified by applicable Law, will be deemed to have been received on the first Business Day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services in Canada or the U.S. following mailing.

If mail service is interrupted following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Subject to applicable Law, if post offices in the

United States are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it:  (a) is given to the NASDAQ for dissemination through its facilities; (b) is published once in the National Edition of The Globe and Mail or The National Post, together with The Wall Street Journal or the New York Times, and La Presse; or (c) is given to the Canada News Wire Service and the Dow Jones News Service for dissemination through its facilities.

The Offer and the Circular and the Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered Shareholders by first class mail, postage prepaid or made in such other manner as is permitted by applicable regulatory authorities and the Offeror will use its reasonable efforts to furnish such documents to brokers, investment advisors, banks and similar Persons whose names, or the names of whose nominees, appear in the register maintained by or on behalf of NovAtel in respect of the Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Shares where such listings are received.

Wherever the Offer calls for documents to be delivered to the Depositary those documents will not be considered delivered unless and until they have been physically received at the appropriate offices listed for the Depositary in the Letter of Transmittal or at the appropriate offices of the Depositary listed in the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the appropriate offices listed in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable.

12.   Market Purchases

Neither Hexagon nor the Offeror has any current intention of acquiring beneficial ownership of Shares while the Offer is outstanding, other than pursuant to the Offer. If permitted by applicable Law, Hexagon and the Offeror reserve the right to, and may, acquire, or cause an affiliate to acquire, beneficial ownership of Shares by making purchases through the facilities of the NASDAQ or otherwise.

Although the Offeror has no present intention to sell Shares taken up under the Offer, the Placement Shares or the Shares issuable upon conversion of the Convertible Debenture, subject to compliance with applicable Securities Laws, it reserves the right to make or to enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell any of such Shares after the Expiry Time.

13.   Other Terms of the Offer

No broker, dealer or other Person has been authorized to give any information or to make any representation or warranty on behalf of the Offeror other than as contained in the Offer and the Circular, and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized.

The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

The Offeror reserves the right to transfer or assign to one or more of its affiliates the right to purchase all or any portion of the Shares deposited pursuant to the Offer. Any such transfer will not relieve the Offeror of its obligations under the Offer and will not prejudice the rights of Shareholders depositing Shares to receive payment for Shares validly deposited and taken up pursuant to the Offer.

The Offer and all contracts resulting from the acceptance thereof will be governed by and construed in accordance with the Laws of the Province of Alberta and the federal laws of Canada applicable therein. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the Laws of such jurisdiction. The foregoing shall not restrict the applicability to the Offer of the securities Laws of the United States and other jurisdictions.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Offer, together with the documents forming part of the Offer, constitute the take-over bid circular required under applicable Canadian provincial Securities Laws with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer. The Offeror, in its sole discretion, shall be entitled to make a final and binding determination on all questions relating to the Offer, the Circular, the Letters of Transmittal, the Notices of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of the withdrawal of any Shares.

The Offeror has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, which also includes the requirement pursuant to Rule 13e-3 under the Exchange Act, together with exhibits furnishing additional information with respect to the Offer, and may file amendments thereto. In addition, NovAtel is required to file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9, setting forth the position of the NovAtel Board of Directors with respect to the Offer and the reasons for such position and furnishing additional related information within ten (10) Business Days of the date of the Offer and the Circular. A copy of Schedule 14D-9 is being delivered to Shareholders together with the Offer. Shareholders will be able to obtain copies of such documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by the Offeror will be available free of charge from the Offeror. You should direct requests for documents to the Information Agent, Morrow & Co., LLC.

DATED: OCTOBER 19, 2007

HEXAGON AB

OLA ROLLÉN Chief Executive Officer and President

HEXAGON CANADA ACQUISITION INC.

HÅKAN HALÉN
President

FREDERICK W. LONDON
Vice President and Secretary

CIRCULAR

This Circular is supplied by the Offeror in connection with the accompanying Offer dated October 19, 2007 to purchase all the issued and outstanding Shares for a price of U.S.$50.00 per Share payable in cash. Shareholders should refer to the Offer for details of its terms and conditions, including details as to payment and withdrawal rights. The terms and provisions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Annex A Certain Information Regarding the Directors and Executive Officers of Hexagon, also forms part of this Circular. Capitalized terms used in this Circular, where not otherwise defined, are defined in the Section entitled “Definitions”.

The information concerning NovAtel contained in the Offer and this Circular has been provided to us by NovAtel or has been taken from or is based upon publicly available documents or records of NovAtel on file with U.S. securities regulatory authorities and other public sources at the time of the Offer. The Offeror has no knowledge that would indicate that any statements contained herein relating to NovAtel provided by NovAtel or taken from or based upon such documents and records are untrue or incomplete in any material respect. Unless otherwise indicated, information concerning NovAtel is given as at June 30, 2007.

1.   The Offeror and Hexagon

The Offeror, Hexagon Canada Acquisition Inc., is a company formed under the laws of British Columbia, Canada and a wholly-owned subsidiary of Hexagon, a Swedish public limited company. The Offeror was formed solely for the purposes of making the Offer and does not carry on any other business or own assets. Hexagon is a global technology company with strong market positions within measurement technologies and polymers. Hexagon has approximately 9,400 employees in 30 countries. Its class B shares are quoted among Large Cap companies on the Stockholm Stock Exchange’s Nordic List and have a secondary listing on the SWX Swiss Exchange.

Neither Hexagon nor the Offeror is subject to the informational filing requirements of the Exchange Act with respect to itself or its affiliates, and, accordingly, neither files reports or other information with the SEC under the Exchange Act relating to its business, financial condition and other matters.

Pursuant to the Support Agreement, Hexagon agreed to acquire, and on October 17, 2007 acquired, the Placement Shares at a purchase price of U.S.$50.00 per Share and the Convertible Debenture convertible into 764,045 Shares (subject to adjustments) in the Private Placement. Excluding the Shares to be acquired in the Offer by the Offeror and after giving effect to the Shares issued and issuable to Hexagon in the Private Placement (which, in the case of the Convertible Debenture, is not exercisable until January 15, 2008), Hexagon will own 16.6% of the issued and outstanding Shares.

Certain information concerning the directors and executive officers of Hexagon and the Offeror is attached as Annex “A” to this Circular.

2.   NovAtel

General

The information concerning NovAtel contained in this Circular has been furnished by NovAtel or has been taken from, or based upon, publicly available documents and records on file with the SEC and other public sources. None of Hexagon, the Offeror, the Dealer Manager or the Information Agent assume any responsibility for the accuracy or completeness of the information concerning NovAtel contained in such documents, records and announcements or for any failure by NovAtel to disclose events which may have occurred or may affect the significance or accuracy of any such information.

NovAtel is a corporation incorporated under the federal laws of Canada, with its principal offices located at 1120-68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5. The telephone number for NovAtel is +1 403-295-4500. NovAtel designs, markets and sells high-precision Global Navigation Satellite Systems and other positioning component technology and sub-systems for a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, unmanned vehicles, port automation, marine and defence industries. NovAtel’s solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate the NovAtel’s high-precision GNSS technology into their respective products and systems.

The Shares are listed and posted for trading on the NASDAQ under the symbol “NGPS.”

Although NovAtel is not a reporting issuer in Canada, it is a registrant and files its continuous disclosure documents with the SEC. Such documents are available at www.sec.gov.

The authorized share capital of NovAtel consists of an unlimited number of Shares and an unlimited number of first preference shares. As of October 18, 2007, there were 9,588,060 Shares issued and outstanding (including 953,864 Shares owned by Hexagon); options for 637,015 Shares outstanding; and a debenture convertible into 764,045 Shares. Except for the Convertible Debenture, NovAtel’s capital stock does not have any bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of NovAtel may vote are issued or outstanding.

Holders of Shares are entitled to receive notice of and to attend all meetings of Shareholders of NovAtel, except meetings at which holders of another specified class of shares are exclusively entitled to vote, and are entitled to one vote for each Share held on all votes taken at such meetings. The holders of Shares are entitled to receive such dividends as the directors may in their discretion declare, regardless of whether dividends are declared on any other class of shares. However, the Support Agreement and the Convertible Debenture restrict NovAtel from declaring or distributing any dividends, distributions, payments, securities, property or other interests. Upon liquidation, dissolution or wind-up of NovAtel, the holders of Shares are entitled to receive any remaining property after payment of any amount required to redeem or retract the issued and outstanding first preference shares.

The first preference shares may be issued in one or more series with each series to consist of such number of shares as may, before the issue of the series, be fixed by the Board of Directors. The Board of Directors is authorized, before the issue of the series, to determine the designation, rights, privileges, restrictions and conditions attaching to the first preference shares of each series.

The first preference shares of each series rank equally with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up and in priority to the Shares and any other shares of NovAtel ranking junior to the first preference shares. In addition, if any amount of cumulative dividend or declared non-cumulative dividend or any amount payable on return of capital in respect of shares of a series of first preference shares is not paid in full, the shares of the series are entitled to participate ratably with the shares of any other series of the same class in respect of such amounts.

Financial Information

The following tables sets forth summary financial data for NovAtel as of and for the financial years ended December 31, 2006 and 2005 and as at and for the six months ended June 30, 2007 and 2006. The selected financial information set forth below is extracted from, and should be read in conjunction with the (i) audited financial statements and other financial information contained in NovAtel’s Annual Report on Form 20-F filed with the SEC on May 31, 2007, for the financial year ended December 31, 2006, including the notes thereto and (ii) unaudited financial statements and other contained in NovAtel’s Quarterly Report on Form 6-K filed with the SEC on August 10, 2007, including the notes thereto. More comprehensive financial information is included in the Annual Report (including management’s discussion and analysis of financial condition and results of operation of NovAtel), the Quarterly Report and other documents filed by NovAtel with the SEC, and the following summary is qualified in its entirety by reference to such Annual Report, the Quarterly Report and other documents and all of the financial information and notes contained therein. The selected financial information set forth below is extracted from, and should be read in conjunction with, the entire information set forth in the Annual Report, the Quarterly Report, other documents filed by NovAtel with the SEC, copies of which are available from the SEC as set forth below. Additional information regarding the financial statements included as Item 18 in the NovAtel’s Annual Report on Form 20-F for the year ended December 31, 2006 and NovAtel’s Quarterly Report on Form 6-K for the six months ended June 30, 2007 can be found in Item 13 to Schedule TO. For reference purposes only, the following exchange rates are being provided based on information set forth in section “Currency and Exchange Rates” on page iv of this document and do not present the actual exchange rates used in preparing the financial information presented below. The exchange rates are: as of December 31, 2005, U.S. $0.8585; as of December 31, 2006, U.S. $0.8582; as of June 30, 2006, U.S. $0.9016; and June 30, 2007, U.S. $0.9404.

Selected Financial Data under GAAP

	Six Months Ended		Year Ended
	June 30, 2007	June 30, 2006	December 31, 2006	December 31, 2005
	(in thousands, except per share data, Canadian dollars)
Revenue	$41,960	$39,415	$77,634	$63,295
Total cost of sales	16,345	15,949	30,107	24,636
Gross profit	25,615	23,466	47,527	38,659
Operating expenses:
Research and development	8,287	6,523	13,450	10,882
Selling and marketing	3,737	3,648	7,692	6,387
General and administration	4,402	3,586	8,009	7,082
Foreign exchange (gain) loss	(94)	148	198	255
Total operating expenses	16,332	13,905	29,349	24,606
Operating income	9,283	9,561	18,178	14,053
Interest income, net	1,014	667	1,680	787
Other expense	(121)	(83)	(86)	(72)
Benefit of investment tax credits	—	—	—	1,592
Income from operations before income taxes	10,176	10,145	19,772	16,360
Total income tax (benefit) expense	(757)	(593)	(1,720)	(356)
Net income	$10,933	$10,738	$21,492	$16,716
Net income per share (basic)	$1.28	$1.28	$2.54	$2.01
Net income per share (diluted)	$1.24	$1.21	$2.44	$1.91

	June 30, 2007	June 30, 2006	December 31, 2006	December 31, 2005
	(in thousands, except per share data, Canadian dollars)
Current assets	$84,927	$69,472	$76,311	$57,066
Non-current assets	$21,270	$16,184	$20,657	$14,189
Current liabilities	$11,978	$15,614	$14,457	$12,796
Non-current liabilities	$326	$—	$691	$—
Book value per common share	$10.87	$8.26	$9.57	$6.95

Selected Financial Data under U.S. generally accepted accounting principles (“U.S. GAAP”)

	Six Months Ended		Year Ended
	June 30, 2007	June 30, 2006	December 31, 2006	December 31, 2005
	(in thousands, except per share data, Canadian dollars)
Net income—U.S. GAAP	$11,148	$11,109	$22,088	$18,129
Net Income per share
U.S. GAAP—basic	$1.30	$1.32	$2.61	$2.18
U.S. GAAP—diluted	$1.26	$1.25	$2.50	$2.07

	June 30, 2007	June 30, 2006	December 31, 2006	December 31, 2005
	(in thousands)
Total assets—U.S. GAAP	$105,077	$84,340	$95,526	$69,608
Total shareholders’ equity—U.S. GAAP	$92,614	$68,265	$80,295	$56,278

Ratio of Earnings to Fixed Charges

The following table sets forth the consolidated unaudited ratio of earnings to fixed charges of NovAtel, (i) on a GAAP basis for the periods indicated and (ii) on a U.S. GAAP basis for the periods indicated.

	Six Months Ended				Year Ended
	June 30, 2007		June 30, 2006		December 31, 2006		December 31, 2005
Ratio of earnings to fixed charges(a) (GAAP)	74.4	x	185.9	x	172.0	x	134.2	x

	Six Months Ended				Year Ended
	June 30, 2007		June 30, 2006		December 31, 2006		December 31, 2005
Ratio of earnings to fixed charges(a) (U.S. GAAP)	75.9	x	192.2	x	176.9	x	145.7	x

(a)           For the purposes of this table, “earnings” consists of pre-tax income from continuing operations plus fixed charges. “Fixed charges” consists of expenses and capitalized interest plus amortization of capitalized interest.

Available Information

The Shares are registered under the Exchange Act. Accordingly, NovAtel is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports and other information with the SEC relating to its business, financial condition and other matters. Such reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. NovAtel’s filings are also available to the public on the SES’s website, http://www.sec.gov.

3.   Background of the Offer

In 2001, Leica Geosystems A.G. (“Leica Geosystems”), a market leader and pioneer in global positioning system (“GPS”) surveying and mapping systems, embarked on an evaluation of outsourcing options. Although Leica Geosystems historically designed and manufactured their core GPS technology in-house, it recognized that development of next generation GPS technology was becoming increasingly expensive. After considering several high-precision GPS manufacturers, Leica Geosystems chose NovAtel.

In May 2003, NovAtel signed a strategic cooperation agreement with Leica Geosystems to jointly develop new technology for GNSS in the high-precision geomatics market. This strategic partnership resulted in significant growth for NovAtel as a supplier to Leica Geosystems of core GNSS technology for Leica Geosystem’s new products. Currently, Leica Geosystems is NovAtel’s largest customer, accounting for approximately 23% of NovAtel’s sales in 2006 and a significantly higher percentage of NovAtel’s profits in 2006. In the context of this commercial relationship, there has been regular and ongoing contact between Leica Geosystems and NovAtel since 2001.

In October 2005, Hexagon acquired Leica Geosystems.

In October 2006, senior management of Hexagon had an unscheduled initial meeting with senior management of NovAtel at a trade show in Munich at which the parties discussed a potential strategic investment in NovAtel by Hexagon.

In November 2006, senior management of Hexagon had a telephone discussion with NovAtel’s senior management concerning a possible minority investment by Hexagon in NovAtel. An initial term sheet was prepared by NovAtel, but no agreement was reached by the parties at that time.

In June 2007, senior management of Hexagon met with Jon Ladd, NovAtel’s Chief Executive Officer, in London. During this meeting, Hexagon management informed Mr. Ladd that it had concluded that it should own the GNSS technology underlying its products. The parties had preliminary discussions regarding whether the Board of Directors would support a possible acquisition of NovAtel by Hexagon. At this meeting, the participants agreed to have a follow up meeting in Calgary in August.

On August 29, 2007, Hexagon’s Chief Executive Officer, Ola Rollén, met with senior management of NovAtel off-site in Calgary. During this meeting, Mr. Rollén reiterated to Mr. Ladd the possibility of Hexagon making an initial investment in NovAtel representing approximately 10-15% of NovAtel’s outstanding Shares with a possible follow-on bid for the remainder of the outstanding Shares. Mr. Rollén stated that if they were not able to reach a satisfactory agreement with NovAtel, Hexagon was considering other alternatives, including the acquisition of a competitor of NovAtel.

On September 13, 2007, the Board of Directors and its legal counsel met to discuss the proposal from Hexagon, including a possible strategic investment. The Board of Directors discussed in detail the potential consequences if Hexagon were to acquire a competitor or otherwise replace NovAtel as Leica Geosystems’ sole precision GNSS receiver supplier. The Board of Directors also discussed whether there were other potential parties who might be interested in acquiring NovAtel. Based on prior discussions with certain of the key potential purchasers during the last two years and its deep understanding of the GNSS industry, the Board of Directors believed that potential purchasers were unlikely to offer a premium for fear that Leica Geosystems would exercise its right to terminate the 2003 strategic cooperation agreement with NovAtel were NovAtel to be acquired by certain competitors, including many of the other likely potential purchasers. The Board of Directors further recognized that a strategic investment by Hexagon could make it increasingly difficult to sell NovAtel to another third party. Accordingly, the Board of Directors advised management to inform Hexagon that the Board of Directors was not interested in a strategic investment but would be interested in an acquisition of the entire company.

On September 14, 2007, Mr. Ladd called Mr. Rollén to relay the Board of Director’s message to Hexagon. During this call, Mr. Rollén informed Mr. Ladd that Hexagon was in advanced discussions to acquire a competitor of NovAtel’s that could be announced in the near future. Mr. Rollén again communicated Hexagon’s interest in making a strategic investment in NovAtel that could be announced concurrent with Hexagon’s acquisition of the competitor.

On September 19, 2007, Mr. Rollén telephoned Mr. Ladd to discuss further the possibility of announcing an investment in NovAtel concurrent with the announcement of an acquisition of a NovAtel competitor by Hexagon.

On September 20, 2007, the Board of Directors met with counsel to receive an update on the discussions with Hexagon. Mr. Ladd informed the Board of Directors of Hexagon’s discussions to acquire a competitor of NovAtel in the near future. The Board of Directors discussed the potential adverse effects to NovAtel if Hexagon announced a competitive acquisition and whether this would be ameliorated by a concurrent announcement of a minority investment in NovAtel. The Board of Directors concluded that a joint announcement of a minority investment in NovAtel and an acquisition by Hexagon of a NovAtel competitor could signal a significant weakening in the NovAtel-Leica Geosystems relationship and cause, among other things, a substantial reduction in NovAtel’s stock price. The Board of Directors constituted a Special Committee of independent directors, consisting of Robert Iverach, Richard Orman, Joel Schleicher and David Vaughn (Chairman), to assess NovAtel’s strategic options.

On September 21, 2007, the Chairman of the Special Committee, NovAtel’s senior management and legal counsel interviewed potential financial advisors and presented their recommendations to the Special Committee. Based on its qualifications, expertise and reputation, the Special Committee retained Savvian Advisors to serve as its financial advisor and advise on strategic alternatives, including a possible sale of NovAtel.

On September 22, 2007, the Special Committee met with its legal counsel and representatives of Savvian Advisors to discuss overall strategy in response to Hexagon’s potential acquisition of a competitor of NovAtel. The Special Committee discussed the threat that such an acquisition would pose to NovAtel’s business, given the possibility that Leica Geosystems could move a significant portion of its business from NovAtel to the competitor. The Special Committee considered this threat in light of Hexagon’s preference to also acquire NovAtel as part of Hexagon’s overall strategy. Thereafter, the Special Committee decided to convey to Hexagon its interest in receiving an acquisition proposal at an appropriate price, provided that the transaction was announced prior to or contemporaneously with the proposed competitive acquisition.

On September 23, 2007, Mr. Ladd telephoned Mr. Rollén to convey the message from the Special Committee. Mr. Rollén asked if NovAtel would consider an investment of up to 20% of the outstanding common shares of NovAtel in conjunction with a deal to acquire the entire company, and Mr. Ladd responded that the Special Committee would consider this if it was tied to an overall acquisition at an acceptable price and on acceptable terms. Mr. Rollén said that he was encouraged by the direction of the discussion and would relay NovAtel's position to Hexagon’s board of directors at a meeting to be held the following day. He also indicated that if he received support from Hexagon’s board of directors to move forward that he would like to meet later in the week to discuss a possible agreement.

On September 23, 2007, the Special Committee, its legal counsel and representatives of Savvian Advisors met by teleconference, at which Mr. Ladd provided an update on his call with Mr. Rollén. The Special Committee discussed the merits and risks of the proposed investment at length, including the potential deterring effects it could have on the other parties interested in acquiring NovAtel. Thereafter, counsel advised the Board of Directors of their fiduciary duties in the context of the investment and a sale of the entire Company. After due consideration of the alternatives, the Special Committee rejected the possibility of a stand-alone strategic investment by Hexagon but agreed to support the Hexagon investment as part of an overall acquisition by Hexagon of NovAtel, provided that the investment and acquisition occurred on acceptable terms, at an appropriate price that would be offered to all Shareholders, and the two were announced together and prior to or current with the announcement of a competitive acquisition by Hexagon.

On September 24, 2007, Mr. Rollén called Mr. Ladd immediately following a meeting of Hexagon’s board of directors. Mr. Rollén advised that the Hexagon board of directors agreed to delay the acquisition of NovAtel’s competitor and move forward as quickly as possible on a transaction with NovAtel, if structured as he had previously outlined. Mr. Rollén recommended meeting in London on September 27th and 28th to negotiate commercial terms and conduct financial and business due diligence.

Mr. Ladd provided the Special Committee with an update of these developments later that day at a meeting held by teleconference. The Special Committee again discussed with representatives of Savvian

Advisors and legal counsel the advisability of soliciting the interest of other parties before or after entering into a definitive agreement with Hexagon, but in light of the Leica Geosystems relationship, the Special Committee concluded that any other potential acquiror would be reluctant to pay a significant premium to market. The Special Committee also felt that if Hexagon discovered that a solicitation was underway that the discussions with Hexagon could terminate and Hexagon might announce a competitive acquisition. Accordingly, the Special Committee sent representatives of NovAtel to meet with Hexagon’s representatives in London.

On September 27, 2007, NovAtel’s and Hexagon’s representatives met in London to discuss the terms of a potential combination transaction. The parties signed non-disclosure agreements, reviewed financial projections for NovAtel and discussed various transaction terms.

Following the first day of meetings in London, the Special Committee convened a meeting by teleconference on September 27, 2007 to review the progress of the negotiations. Mr. Ladd reported that Hexagon proposed a purchase price of U.S.$50.00 per share and that Hexagon again insisted that any tender offer and future discussions be conditioned on a private placement for 9.95% of the outstanding shares of the Company and a convertible debenture entitling Hexagon to acquire an additional 10% of the Company’s presently outstanding shares (for an aggregate of 16.6% of the outstanding shares assuming conversion of the debenture). On September 27, 2007, NovAtel’s shares closed at U.S.$39.56.

On September 28, 2007, senior management of Hexagon and its legal advisor met again with senior management of NovAtel and its legal advisors and negotiated a non-binding term sheet. Hexagon’s proposed term sheet contemplated a “break up” fee of 3.5% and an uncapped expense reimbursement payable to Hexagon, board representation after the strategic investment and no minimum tender condition. NovAtel rejected the proposed board representation at the meeting and advised Hexagon that it would consider the other proposed terms.

On September 30, 2007, senior management of Hexagon and NovAtel had further telephonic discussions relating to valuation, pricing and due diligence.

The Special Committee also held a meeting on September 30, 2007 to review developments in the terms of Hexagon’s proposal. Representatives of Savvian Advisors provided their initial views on the proposed purchase price of U.S.$50.00 and discussed with the Special Committee and management other potential buyers. During the discussions, the Special Committee reviewed, among other things, the Strategic Cooperation Agreement entered into in 2003 between NovAtel and Leica Geosystems, which contains an early termination provision should NovAtel be acquired by certain competitors, including the more likely potential purchasers of the Company. The Special Committee further noted that in prior discussions over the last year, other potential purchasers had expressed concern regarding this early termination provision. The Special Committee also reviewed and concluded that other potential purchasers would likely be concerned about the loss of Leica Geosystems’s business should Hexagon announce the acquisition of a competitor of NovAtel’s.

However, following extensive discussion, the Special Committee concluded that the terms of any transaction with Hexagon should not be so favorable so as to foreclose any possibility of other bidders offering more for NovAtel’s shares. Management and legal counsel informed the Special Committee that Hexagon had communicated in the London negotiation session that Hexagon could announce a competitive deal in the short term if the transaction with NovAtel did not move forward quickly, which would have an immediate and significant negative impact on NovAtel’s share price. The Special Committee also considered and rejected Hexagon’s proposal that there be no minimum tender amount set for the offer, directing NovAtel’s management to advise Hexagon that NovAtel would expect a minimum tender condition requiring that at least 50.1% of the outstanding Shares be tendered (exclusive of Shares held by Hexagon or issuable to Hexagon on conversion of its debenture).

During the week of October 1, 2007, due diligence was conducted by Hexagon and on October 5, 2007, senior management of Hexagon and NovAtel agreed to accelerate the timing of the transaction due to the upward movements in the stock price of NovAtel.

On October 5, 2007, Mr. Ladd provided the Special Committee and representatives of Savvian Advisors with an update of these developments at a Special Committee meeting. Mr. Ladd advised the Special Committee of Hexagon’s strong desire to sign a deal prior to the opening of the markets on October 8, 2007. The Special Committee again discussed the possibility of calling the next two most likely bidders but determined that the potential cost of losing Hexagon’s offer due to the delay caused by contacting such parties outweighed the potential benefit. The Special Committee noted that one likely bidder had preliminary discussions with NovAtel in the Fall of 2005 but determined not to proceed with discussions over concern that the Leica Geosystems business could be lost if a competitor of Leica Geosystems were to acquire NovAtel. The Special Committee continued to believe that the potential loss of business from Leica Geosystems should a deal be done with one of these parties would materially reduce the price which any party other than Hexagon might be prepared to pay.

Negotiation of the final terms of the offer and related agreements occurred during the weekend of October 6 and 7, 2007. During this time, the Special Committee and its advisors successfully negotiated, among other things, a commitment, if any Shares are taken up, to use all commercially reasonable efforts to acquire Shares not tendered through a Subsequent Acquisition Transaction, a reduction of the termination fee from 3.5% with expense reimbursement to approximately 3% without expense reimbursement; the reduction of the expense reimbursement payable upon termination of the transaction due to a breach by NovAtel of its representations, warranties or covenants in the Support Agreement from U.S.$5 million to U.S.$2.5 million; the elimination of the right of Hexagon to match a competing Superior Proposal; a reduction of the interest payable on the convertible debenture from 5% to 4%; and the ability of NovAtel to force conversion of the debenture after one year.

On October 7, 2007, the board of directors of Hexagon approved the transaction.

On October 7, 2007, the Special Committee also met with its financial and legal advisors to review the detailed terms of the proposed transaction with Hexagon. Representatives of Savvian Advisors provided the Special Committee with a detailed presentation on the proposed transaction, including an analysis of trading prices of NovAtel’s Shares and the proposed premium, analyst price targets, selected public companies, selected acquisitions, discounted cash flows, and other analyses requested by the Special Committee. They then advised the Special Committee that, while they expressed no view with respect to the concurrent strategic investment by Hexagon, in their opinion, the purchase price to be paid to the shareholders of NovAtel by Hexagon pursuant to the transaction agreements was fair from a financial point of view to the shareholders. After extensive discussions thereafter, the Special Committee approved and recommended that NovAtel’s Board approve the proposed transaction and the entering into of the Support Agreement.

Later that day, the Board of Directors met to review the terms of the proposed transaction with Hexagon and the Special Committee’s recommendation that the Board of Directors approve the proposed transaction. After extensive discussions, the Board of Directors approved entering into the Support Agreement, the issuance of Shares and Convertible Debenture pursuant to the Private Placement, and further resolved to recommend that the Shareholders accept the Offer.

On October 8, 2007, the definitive agreements were signed by both Hexagon and NovAtel and the transaction was publicly announced prior to the opening of the Swedish and U.S. financial markets.

4.   Agreements Relating to the Offer

Except as described elsewhere in the Offer or this Circular, the Support Agreement and the Convertible Debenture described below, there are no contracts, arrangements or understandings, formal or informal, between Hexagon or the Offeror and any securityholder of NovAtel with respect to the Offer or between Hexagon or the Offeror and any Person or company with respect to any securities of NovAtel in relation to the Offer.

The Support Agreement

The following summarizes material provisions of the Support Agreement, a copy of which is attached to the Schedule TO, to which the Offer and this Circular are part of, as Exhibit (d)(1). This summary does not purport to be complete and may not contain all of the information about the Offer and the other transactions contemplated under the Support Agreement that is important to a Shareholder. We encourage you to read carefully the Support Agreement in its entirety because the direct rights and obligations of Hexagon, the Offeror and NovAtel and the indirect rights of Shareholders are governed by the express terms of the Support Agreement and not by this summary or any other information contained in the Offer and Circular.

As a Shareholder, you are not a third party beneficiary of the Support Agreement and therefore you may not directly enforce any of its terms or conditions. Hexagon’s, the Offeror’s and NovAtel’s representations, warranties and covenants were made as of specific dates and only for purposes of the Support Agreement and are subject to important exceptions and limitations, including a contractual standard of materiality different from that generally relevant to investors. In addition, the representations and warranties may have been included in the Support Agreement for the purpose of allocating risk between the Offeror and NovAtel, rather than to establish matters as facts. Certain of the representations, warranties and covenants in the Support Agreement are qualified by information NovAtel filed with the SEC prior to the date of the Support Agreement, as well as by a Disclosure Letter of NovAtel delivered to Hexagon at the date of signing the Support Agreement. The Disclosure Letter has not been made public because, among other reasons, it includes confidential or proprietary information.

Furthermore, you should not rely on the covenants in the Support Agreement as actual limitations on the business of NovAtel, because NovAtel may take certain actions that are either expressly permitted in the confidential Disclosure Letter or as otherwise consented to by Hexagon, which may be given without prior notice to the public.

Under the terms of the Support Agreement, Hexagon may assign all or any part of its rights or obligations under the Support Agreement to one or more of its direct or indirect wholly-owned Subsidiaries; provided, however, that if such assignment takes place, the Subsidiary or Subsidiaries shall become party to the Support Agreement and Hexagon shall continue to be liable to NovAtel for any default in performance by the assignee. Hexagon has assigned certain of its rights and obligations under the Support Agreement to the Offeror.

The Offer

Hexagon and NovAtel have entered into the Support Agreement pursuant to which Hexagon agreed to make an offer to acquire all of the Shares on the basis described under “The Offer” at Section 1 of the Offer. The Support Agreement provides that the Offer is subject to certain conditions including, among other things, the Minimum Condition. See “Conditions of the Offer” at Section 4 of the Offer. The Support Agreement provides, among other things, that Hexagon and the Offeror expressly reserves the right to:  (i) waive, in whole or in part, any term or condition of the Offer for its benefit provided that if the Offeror takes up and pays for any Shares, it shall acquire not less than the Minimum Required Shares; and (ii) amend or change any term or condition of the Offer, except that, without the prior written consent of NovAtel, the Offeror shall not (A) reduce the Offer price; (B) change the form of consideration payable under the Offer; (C) add to, amend or change any term or condition in a manner that is materially adverse to the Shareholders in aggregate; (D) impose additional conditions to the Offer; and (E) change the Minimum Required Shares to less than 50.1% of the outstanding Shares or to greater than 66 2/3% of the outstanding Shares, in each case exclusive of Shares held by Hexagon or its affiliates; provided any extension of the Expiry Time, or other action taken, in accordance with the Support Agreement shall not be considered adverse.

Approval by NovAtel Directors

Pursuant to the Support Agreement, NovAtel confirmed that the Board of Directors, upon consultation with its advisors, has determined that the Offer is fair to the Shareholders and is in the best interests of NovAtel and the Shareholders and, the Board of Directors will unanimously recommend that Shareholders accept the Offer, which recommendation may not be withdrawn, modified, qualified or changed in any manner except as described below under “Non-Solicitation” or in the event of the termination of the Support Agreement.

Non-Solicitation

Pursuant to the Support Agreement, NovAtel has agreed that it shall not, directly or indirectly, through any officer, director, employee, representative or agent of NovAtel or any of its Subsidiaries, (i) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation or continuation of any inquiries, discussions, negotiations, proposals or offers from any Person or group of Persons (other than Hexagon or any affiliate of Hexagon) in respect of any matter or thing inconsistent with the successful completion of the Offer, including, without limitation, any Acquisition Proposal; (ii) provide any non-public information to, participate in any discussions or negotiations relating to any such matter or thing with, or otherwise cooperate with or assist or participate in any effort to take such action by, any Person or group of Persons; (iii) withdraw, modify, qualify or change any of its recommendations or determinations referred to above under “Approval by NovAtel Directors” in a manner adverse to Hexagon or the Board of Directors or any committee thereof resolves to do so; or (iv) accept, recommend, approve or enter into any agreement to implement an Acquisition Proposal; provided, however, that notwithstanding any other provision of the Support Agreement, NovAtel and the officers, directors, advisors and other representatives of NovAtel may:

(a)          enter into, or participate in, any discussions or negotiations with a third party who seeks to initiate (without solicitation or encouragement) such discussions or negotiations and, may furnish to such third party information concerning NovAtel and its business, properties and assets, in each case if, and only to the extent that:

(i)             the third party has first made an Acquisition Proposal which the Board of Directors has determined, in good faith and acting reasonably, if pursued would be reasonably likely to constitute a Superior Proposal and after receiving the advice of outside counsel has determined that the failure to take such action would be reasonably likely to constitute a breach by the members of the Board of Directors of their fiduciary duties to Shareholders under applicable Law; and

(ii)         prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, NovAtel provides prompt notice to the Offeror to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party and if not previously provided to the Offeror, copies of all information provided to such third party concurrently with the provision of such information to such third party;

provided that this paragraph (a) shall cease to apply after the expiry of four Business Days from the time such third party made the Acquisition Proposal referred to in subparagraph (a)(i) above, unless within such four Business Day period the Board of Directors determines that the

Acquisition Proposal is a Superior Proposal and after receiving the advice of outside counsel has determined that the failure to take such action would be reasonably likely to constitute a breach by the members of the Board of Directors of their fiduciary duties to Shareholders under applicable Law;

(b)         subject to paragraphs (a) and (c), comply with Securities Laws relating to the provision of directors’ circulars and making appropriate disclosure with respect thereto to Shareholders; and

(c)          withdraw, modify, qualify or change any of its recommendations or determinations referred to above under “Approval by NovAtel Directors” in a manner adverse to the Offeror or resolve to do so or accept, recommend, approve or implement any Superior Proposal if NovAtel has complied with the terms of the Support Agreement in respect of the Superior Proposal and prior to such acceptance, recommendation, approval or implementation:

(i)             after consultation with its financial advisors, and after receiving advice of outside counsel the Board of Directors concludes in good faith such action is necessary for the Board of Directors to comply with its fiduciary duties under applicable Law;

(ii)         in arriving at such conclusion, the Board of Directors gives consideration to any amendment proposed by the Offeror in writing in compliance with the Support Agreement; and

(iii)     NovAtel concurrently pays the fee provided in the Support Agreement and referred to below under “Termination Fees” to the Offeror.

Pursuant to the Support Agreement, NovAtel also agreed that it shall, and shall direct and use reasonable efforts to cause its officers, directors, employees, representatives and agents to, immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than Hexagon or any affiliate of Hexagon) with respect to any potential Acquisition Proposal. NovAtel agreed to immediately close any and all data rooms which may have been opened and not to waive, in whole or in part, or release, in whole or in part, any third party from, or consent to any action pursuant to, any confidentiality or standstill agreement with respect to NovAtel or any of its Subsidiaries to which such third party is a party except in respect of a Superior Proposal in accordance with the terms of the Support Agreement.

NovAtel further agreed that it has notified the Offeror of any existing Acquisition Proposals and that it shall notify the Offeror promptly (and in any event within 24 hours) of any future Acquisition Proposal (including, without limitation, any amended, supplemented, replaced or renewed Acquisition Proposal (whether or not previously notified) in respect of which the Board of Directors has made the determinations referred to in subparagraph (a)(i) above) or any request for non-public information relating to NovAtel or any of its Subsidiaries or for access to the properties, books or records of NovAtel or any Subsidiary of NovAtel by any Person.

The Support Agreement provides that if the Board of Directors determines that an Acquisition Proposal constitutes a Superior Proposal, NovAtel shall give immediate notice of such determination and shall give the Offeror not less than four Business Days advance notice of any action to be taken by the Board of Directors to withdraw, modify, qualify or change any recommendation regarding the Offer or to enter into any agreement to implement the Superior Proposal and the Board of Directors shall not withdraw, modify, qualify or change any recommendation with respect to the Offer, as so amended, and neither NovAtel nor the Board of Directors shall take any action to approve or implement the Superior Proposal, including, without limitation, any release of the party making the Superior Proposal from any standstill or confidentiality obligation, any further consideration or negotiation of the Superior Proposal or entry into of any agreement regarding the Superior Proposal before the expiry of such four Business Day period.

Representations, Warranties and Covenants

Under the Support Agreement, NovAtel has made certain representations, warranties and covenants to Hexagon. Among other things, NovAtel has made representations and warranties to Hexagon in respect of:

(a)          the due incorporation or formation under applicable Law and valid existence of each of NovAtel and its Subsidiaries;

(b)         the issued and outstanding capital of NovAtel;

(c)          NovAtel having the requisite corporate power and authority to enter into the Support Agreement and to perform its obligations thereunder;

(d)         the absence of impediments to the consummation of the transactions contemplated by the Support Agreement;

(e)          NovAtel’s financial statements being in accordance with GAAP;

(f)            compliance with the applicable requirements of the Securities Act, the Exchange Act, the NASDAQ rules and the Sarbanes-Oxley Act and NovAtel’s public record not containing any untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(g)          the absence of material changes to NovAtel and its Subsidiaries since December 31, 2006;

(h)         all material contracts of NovAtel and its Subsidiaries being valid and subsisting and the absence of any default under such material contracts;

(i)            NovAtel’s employment agreements and benefit plans;

(j)             compliance with all Laws applicable to the operation of the business of NovAtel and its Subsidiaries;

(k)         the absence of material litigation against or relating to NovAtel or any of its Subsidiaries or affecting any of their properties or assets;

(l)            good title to all real property and personal property and assets of NovAtel and its Subsidiaries;

(m)     compliance with environmental laws and permits and the absence of release or exposure to hazardous materials;

(n)         ownership of all right, title and interest in and to all intellectual property rights; and:

(o)         NovAtel and its Subsidiaries having filed all tax returns required to be filed on a timely basis and paid or provided adequate accruals for income taxes and related deferred taxes in conformity with generally accepted accounting principles in Canada.

In addition to the covenants described above under “Non-Solicitation”, pursuant to the Support Agreement NovAtel has covenanted and agreed, among other things, to:

(a)          conduct its business only in, and not take action except in, the usual, ordinary and regular course of business consistent with past practice;

(b)         not issue, sell, pledge, lease, dispose of, encumber any additional Shares or rights of any kind to acquire any shares of NovAtel or its Subsidiaries or except in the ordinary course of business, consistent with past practice and not exceeding U.S.$100,000 individually or U.S.$1 million in the aggregate, any assets of NovAtel or its Subsidiaries or agree to do any of the foregoing;

(c)          not amend or propose to amend its articles, bylaws or other governing documents;

(d)         not split, combine or reclassify any outstanding Shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the Shares;

(e)          not reorganize, amalgamate or merge NovAtel or any of its Subsidiaries with any other person;

(f)            except in the ordinary and regular course of business consistent with past practice: not (A) pay, discharge or satisfy any material claims, liabilities or obligations, including settling, compromising or otherwise resolving any pending litigation or other legal proceedings involving NovAtel or one of its Subsidiaries; or (B) except such as have been reserved against in NovAtel’s financial statements delivered to the Offeror, relinquish any material contractual rights;

(g)          not authorize, recommend or propose any release or relinquishment of any material contract right or abandon or fail to diligently pursue any application for any material license, permit, order, authorization, consent, approval or registration, other than in the ordinary and regular course of business consistent with past practice;

(h)         except pursuant to existing contracts or commitments, not make or commit to make capital expenditures in excess of U.S.$1,750,000 in the aggregate;

(i)            not adopt a plan of complete or partial liquidation, dissolution, or reorganization;

(j)             not enter into, assume or modify any employment, severance, retention, collective bargaining or similar agreements, policies or arrangements with, or grant any bonuses, salary or other compensation increases, severance or termination pay to, any officers or directors of NovAtel or any of its Subsidiaries other than pursuant to agreements in effect (without amendment) on the date of the Support Agreement;

(k)         not create, enter into, assume or modify any employee benefit plan, employee obligations or collective bargaining or similar agreements;

(l)            not terminate, amend or waive any rights under or in relation to Point, Inc.;

(m)     use its reasonable efforts, and cause each of its Subsidiaries to use its reasonable efforts, to preserve intact their respective business organizations and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationship with suppliers, agents, distributors, customers and others having business relationships with it or its Subsidiaries;

(n)         not take any action, or permit any of its Subsidiaries to take any action, that would render, or that reasonably may be expected to render, any representation or warranty made by it in the Support Agreement untrue in any material respect at any time prior to the Effective Time if then made; and

(o)         confer on a regular basis with the Offeror with respect to operational matters but in such a manner that the carrying on of business in the ordinary course is not unreasonably interfered with.

Termination Fees

The Support Agreement provides that if at any time after the date of the Support Agreement (and provided that Hexagon or the Offeror have not prior thereto, breached in any material respect any of their respective representations, warranties or covenants set forth in the Support Agreement, which breach has not been cured within five Business Days of a notice to Hexagon thereof or which has not been waived by NovAtel):

(a)          the Board of Directors has failed to make or has withdrawn, modified, qualified or changed, during the term of the Offer, any of its recommendations or determinations referred to above under “Approval by NovAtel Directors” in a manner adverse to Hexagon or shall have resolved to do so;

(b)         the Board of Directors shall have failed to reaffirm its recommendation of the Offer by press statement within five days after the public announcement or commencement of any Acquisition Proposal and in a Directors’ Circular within 15 days after the mailing of any such Acquisition Proposal;

(c)          the Board of Directors recommends that any of its Shareholders deposit their Shares under, vote in favor of, or otherwise accept, an Acquisition Proposal;

(d)         NovAtel enters into any agreement, commitment or understanding with any Person or other entity or group with respect to an Acquisition Proposal prior to the expiry of the Offer, excluding a confidentiality agreement entered into in compliance with the Support Agreement;

(e)          an Acquisition Proposal is made to the Shareholders or to NovAtel, and upon the Expiry Time any such Acquisition Proposal has either been accepted or has not expired or been withdrawn, and the Minimum Condition of the Offer has not been satisfied and (within nine months of the Expiry Time) an Acquisition Proposal is consummated;

(f)            it is publicly disclosed or Hexagon becomes aware that beneficial ownership (determined for the purposes of this paragraph (f) as set forth in Rule 13d-3 of the Exchange Act) of 20% or more of the outstanding Shares are acquired by any Person other than Hexagon by any means whatsoever during the term of the Offer and within nine months of the Expiry Time, such Person or any Person acting jointly or in concert with such Person makes an Acquisition Proposal;

(g)          NovAtel is in breach of any of its covenants referred to above under “Non-Solicitation”;

(h)         NovAtel is in breach of any of its covenants made in the Support Agreement (other than the covenants referred to above under “Approval by NovAtel Directors” and “Non-Solicitation”) which breach (without giving effect to, applying or taking into consideration any materiality, Material Adverse Change or Material Adverse Effect qualification contained therein) individually or in the aggregate causes or would reasonably be expected to have a Material Adverse Effect or materially impede completion of the Offer, and NovAtel fails to cure such breach within five Business Days after receipt of written notice thereof from Hexagon or the Offeror (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Expiry Time); or

(i)            NovAtel is in breach of any of its representations or warranties made in the Support Agreement which breach (without giving effect to, applying or taking into consideration any materiality, Material Adverse Change or Material Adverse Effect qualification contained therein) individually or in the aggregate causes or would reasonably be expected to have a Material Adverse Effect or materially impede completion of the Offer, and NovAtel fails to cure such breach within five Business Days after receipt of written notice thereof from Hexagon or the Offeror (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Expiry Time),

(each of the above being a “Fee Event”), then NovAtel shall:

(j)             (i)   in respect of the first to occur of the events described above in (a) through and including (g) above;

(ii)         in the case of (h) and (i) above where due to a wilful breach or fraud; and

(iii)     in the case of (h) and (i) above if within 6 months of the Expiry Time an Acquisition Proposal is consummated,

pay to the Offeror U.S.$13,430,000; or

(k)         in the case of (h) and (i) above (other than where due to a wilful breach or fraud), pay to the Offeror its and Hexagon’s reasonable documented expenses incurred in connection with the transactions contemplated by the Support Agreement, such payment not to exceed U.S.$2,500,000;

in immediately available funds to an account designated by the Offeror within one Business Day after the first to occur of the events described above plus interest thereon at the rate of 8% per annum if payment is not made when due, provided that NovAtel shall only be obligated to make one payment pursuant to this section entitled “Termination Fees” and in the event that payment is made pursuant to paragraph (j)(iii) above after the amount payable pursuant to paragraph (k) above has been paid to the Offeror, NovAtel’s obligation pursuant to paragraph (j)(iii) above shall be reduced by the amount paid pursuant to paragraph (k) above.

Options

Pursuant to the Support Agreement, NovAtel agreed to use all commercially reasonable efforts to provide that Persons holding Options who may do so under Securities Laws and in accordance with the Stock Option Plans (or pursuant to the terms of the Support Agreement), shall be entitled to exercise all of their Options and tender all Shares issued in connection therewith under the Offer. The Offeror has agreed that all Options that are duly surrendered for exercise, conditional on the Offeror taking up Shares under the Offer and with appropriate instructions that the Shares issuable upon such exercise are to be tendered pursuant to the Offer, shall be deemed to be exercised immediately prior to the take-up of Shares by the Offeror under the Offer.

Termination

The Support Agreement may, subject to its specific terms, be terminated at any time prior to the Effective Time:

(a)          by mutual written consent of Hexagon and NovAtel;

(b)         by either Hexagon or NovAtel after February 16, 2008, if the Offeror has not purchased Shares pursuant to the Offer, provided that such right of termination shall not be available to Hexagon if any action of Hexagon or the Offeror or any breach of or failure to perform its obligations by Hexagon or the Offeror under the Support Agreement resulted in such condition not being satisfied;

(c)          by Hexagon, if the conditions to the Offer have not been satisfied or waived by Hexagon on or before the Expiry Time, provided that such right of termination shall not be available if any action of Hexagon or the Offeror or any breach of or failure to perform its obligations by Hexagon or the Offeror under the Support Agreement resulted in such condition not being satisfied;

(d)         by NovAtel, if the Board of Directors withdraws, modifies, qualifies or changes any recommendations or determinations referred to above under “Approval by NovAtel Directors” in a manner adverse to Hexagon (or any of its affiliates) or shall have resolved to do so before the Expiry Time, and NovAtel has complied with the obligation referred to above under “Non-Solicitation”;

(e)          by either Hexagon or NovAtel, if a Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the making, or consummation, of the Offer or the consummation of the Private Placement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Support Agreement pursuant to this section shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction;

(f)            by Hexagon, if a Fee Event has occurred;

(g)          by either Hexagon or NovAtel if there has been a breach by the other party of any representation, warranty or covenant contained in the Support Agreement individually or in the aggregate (without giving effect to, applying or taking into consideration any materiality, Material Adverse Change or Material Adverse Effect qualification contained therein) which would have, or would reasonably be likely to have, a material adverse effect on the party seeking to terminate the Support Agreement or would materially impede completion of the Offer, provided that the breaching party has been given notice of and five Business Days to cure such misrepresentation, breach or non performance except that no cure period shall be provided for a breach which, by its nature, cannot be cured and in no event shall any cure period extend beyond February 16, 2008;

(h)         by Hexagon, if it has the right pursuant to the Support Agreement to refuse to make the Offer due to the non-satisfaction of any of the conditions to the Offeror’s obligation to commence the Offer as set forth in the Support Agreement, including, without limitation:

(i)             no Material Adverse Change shall have occurred and be continuing and no circumstance, fact, change, occurrence or event shall have occurred or come into existence that would reasonably be expected to make it impossible to satisfy one or more of the conditions set forth in the Offer at or prior to the Expiry Time, excluding any such circumstance, fact, change, occurrence or event that occurs or comes into existence as a result of any act or omission of Hexagon or the Offeror in breach of its obligations under the Support Agreement;

(ii)         no Fee Event shall have occurred;

(iii)     the Support Agreement shall not have been terminated pursuant to the rights referred to herein under “Termination”;

(iv)       no cease trade order, injunction or other prohibition or other lawful order in Canada or the United States shall be threatened or exist that would preclude Hexagon or the Offeror from making the Offer or taking up or paying for the Shares deposited under the Offer or requiring Hexagon or the Offeror to purchase or offer to acquire any other securities;

(v)           no Person shall have commenced any action or other proceeding for injunctive relief against the performance of the Support Agreement or the completion of the Offer which might reasonably be expected to be successful; and

(vi)       receipt of all regulatory approvals, clearances, waivers and consents to the making of the Offer which may reasonably be considered as necessary or on the reasonable advice of counsel to Hexagon advisable; and

(i)            by NovAtel, if Hexagon or the Offeror has not mailed the Offer documents by October 22, 2007 provided the failure to mail is not due to the non-satisfaction of any of the conditions in section 2.1(f) of the Support Agreement or otherwise due to any act or failure to act of NovAtel.

Private Placement

Pursuant to the Support Agreement, Hexagon agreed to purchase the Placement Shares and Convertible Debenture from NovAtel for an aggregate purchase price of U.S.$85,895,450. The Private Placement closed on October 17, 2007.

The Convertible Debenture

The following summarizes the material provisions of the Convertible Debenture, a copy of which is attached to the Schedule TO, to which the Offer and this Circular are part of, as Exhibit (d)(2). This summary does not purport to be complete and may not contain all of the information about the Offer and the other transactions contemplated under the Support Agreement and the Convertible Debenture that is important to a Shareholder. Hexagon encourages you to read carefully the Convertible Debenture in its entirety because the direct rights and obligations of Hexagon and NovAtel governed by the express terms of the Convertible Debenture and not by this summary or any other information contained in the Offer and Circular.

As a Shareholder, you are not a third party beneficiary of the Convertible Debenture and therefore you may not directly enforce any of its terms or conditions. Hexagon’s and NovAtel’s representations, warranties and covenants were made as of specific dates and only for purposes of the Convertible Debenture and are subject to important exceptions and limitations, including a contractual standard of materiality different from that generally relevant to investors. In addition, the representations and warranties may have been included in the Convertible Debenture for the purpose of allocating risk between Hexagon and NovAtel, rather than to establish matters as facts.

General

Pursuant to the Private Placement, NovAtel issued the Convertible Debenture to Hexagon. The Convertible Debenture was dated as of October 17, 2007 and will mature on October 17, 2012 (the “Maturity Date”). The Convertible Debenture bears interest from the date of issue at 4.0% per annum, calculated and compounded annually and payable on the first day of June and the first day of December of each year commencing June 1, 2008.

Conversion

Hexagon has the right from and after January 15, 2008, to convert the whole, but not less than the whole, of the principal amount of the Convertible Debenture into fully paid and non-assessable Shares, at a conversion price of U.S.$50.00 per Share.

Provided that an Event of Default (as described below) shall not have occurred and be continuing at the time, NovAtel has the right from and after the first anniversary of the date of issue of the Convertible Debenture and prior to 4:00 p.m. (Calgary time) on the business day prior to the Maturity Date, to require Hexagon to convert the whole, but not less than the whole, of the principal amount of the Convertible Debenture into fully paid and non-assessable Shares.

Subject to the provisions thereof, the Convertible Debenture provides for the adjustment of the conversion price in certain events including:  (a) the subdivision or redivision of the issued and outstanding Shares into a greater number of Shares; or (b) the combination, reduction or consolidation of the issued and outstanding Shares into a lesser number of Shares. There will be no adjustment of the conversion price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

In the case of any reclassification or capital reorganization of the Shares or in the case of any consolidation, merger or amalgamation of NovAtel with, or into, another person resulting in a reclassification of the Shares issued and outstanding or a change of Shares into other shares or securities, or in the case of any transaction whereby all or substantially all of the undertaking and assets of NovAtel become the property of another person (any such event being herein called a “Corporate Reorganization”), the terms of the conversion privilege shall be adjusted so that Hexagon shall, after such Corporate Reorganization, be entitled to receive and shall accept, in lieu of the Shares to which Hexagon would otherwise have been entitled, the kind and number or amount of shares or other securities or property that Hexagon would have been entitled to receive as a result of such Corporate Reorganization if, on the effective date thereof, it had been the registered holder of the number of Shares which it would have received if it exercised the right of conversion immediately before such effective date.

Events of Default

The Convertible Debenture provides that an Event of Default will occur if any one or more of the following described events occurs:

(a)          if NovAtel fails to pay the principal amount of the Convertible Debenture on the day the same becomes due and payable pursuant to its terms;

(b)         if NovAtel fails to pay interest or other amount, other than the principal amount of the Convertible Debenture, when due and payable and such failure continues for three Business Days after receipt by NovAtel of written notice of such failure from Hexagon;

(c)          if NovAtel defaults in a material way in the observance or performance of any covenant in the Convertible Debenture and such default remains unremedied or uncured for a period of 30 days after receipt of notice of the occurrence thereof;

(d)         if any representation or warranty made by NovAtel in the Convertible Debenture shall be untrue in any material respect on the date of issue of the Convertible Debenture or on, and as of, any subsequent date and remains unremedied or uncured for a period of 30 days after receipt of notice of the occurrence thereof;

(e)          if NovAtel fails to pay the principal of, or premium or interest on, any of its debt (other than the Convertible Debenture) which is outstanding in an aggregate principal amount exceeding U.S.$5,000,000 when such amount becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to the debt without waiver of failure by the holder of the debt; or any other event occurs or condition exists and continues after the applicable grace period, if any, specified in any agreement relating to any such debt without waiver by the holder of the debt, if its effect is to accelerate, or permit the acceleration of the debt; or any such debt shall be declared to be due and payable prior to its stated maturity and the declaration has not been rescinded by the holder of the debt;

(f)            if a final judgment or judgments for the payment of money shall be rendered against NovAtel in an amount in excess of U.S.$5,000,000 in the aggregate and the same shall remain undischarged for a period of 30 days during which period such judgment or judgments shall not be on appeal or execution thereof shall not be effectively stayed, other than a judgment described in the Disclosure Letter;

(g)          if one or more writs of execution, attachment or similar processes shall be issued or levied against the property of NovAtel in connection with any final judgments, orders or decisions requiring the payment, in the aggregate, of more than U.S.$5,000,000 by NovAtel and such writs of execution, attachment or similar processes are not released, bonded, satisfied, discharged, vacated or stayed within 30 days after their entry, commencement or levy;

(h)         if NovAtel shall:

(i)             apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of all or a substantial part of its assets;

(ii)         make or threaten to make a general assignment for the benefit of creditors or make or threaten to make a bulk sale of its assets;

(iii)     commence any case, proceeding or other action under any existing or future law relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or (other than as permitted under the Convertible Debenture) seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts or an arrangement with creditors or taking advantage of any insolvency law or proceeding for the relief of debtors, or file an answer admitting the material allegations of a petition filed against it in any bankruptcy, reorganization or insolvency proceeding; or

(iv)       take corporate action for the purpose of effecting any of the foregoing;

(i)            if any case, proceeding or other action shall be instituted in any court of competent jurisdiction against NovAtel seeking in respect of NovAtel an adjudication in bankruptcy, reorganization, dissolution, winding-up, liquidation, a composition or arrangement with creditors, a readjustment of debts, the appointment of a trustee, receiver, liquidator or the like of NovAtel or of all or any substantial part of its assets, or any other like relief in respect of NovAtel under any bankruptcy or insolvency law and, if such case, proceeding or other action is being contested by NovAtel in good faith, the same shall continue undismissed or unstayed and in effect for any period of 30 consecutive days (or such longer period, not exceeding 60 days, as is required to dismiss or stay or render ineffective such case, proceeding or other action); provided that if an order, decree or judgment is granted (whether or not entered or subject to appeal) against NovAtel thereunder, or a trustee, receiver or liquidator is appointed, in the interim and such order, decree, judgment or appointment is not stayed or discharged within five days of it being granted, such grace period shall cease to apply;

(j)             if NovAtel shall:

(i)             be unable to pay its debts generally as they become due or admit that it is unable to do so; or

(ii)         commit or threaten to commit an act of bankruptcy under the Bankruptcy and Insolvency Act (Canada) or any statute passed in substitution therefor, as amended from time to time; or

(k)         if it shall have been publicly disclosed that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the outstanding Shares has been acquired by any person (including, without limitation, NovAtel or any of its subsidiaries or affiliates), other than Hexagon or any of its affiliates.

If an Event of Default has occurred Hexagon may by notice to NovAtel declare the principal amount of the Convertible Debenture, all unpaid accrued interest thereon and all other amounts payable thereunder to be due and payable. Notwithstanding the foregoing, upon the occurrence of an Event of Default specified in paragraphs (g) or (h) above, all such indebtedness automatically becomes due and payable.

Representations and Warranties

Under the Convertible Debenture, NovAtel has made certain representations and warranties to Hexagon. Among other things, NovAtel represented and warranted to Hexagon as follows:

(a)          the due incorporation or formation under applicable law and valid existence of NovAtel;

(b)         NovAtel having the requisite corporate power and authority to enter into the Convertible Debenture and to perform its obligations thereunder; and

(d)         the absence of impediments to the consummation of the transactions contemplated by the Convertible Debenture.

Covenants

Under the Convertible Debenture, NovAtel has made certain covenants to Hexagon. Among other things, NovAtel has agreed to:

(a)          advise Hexagon immediately upon becoming aware of any Event of Default and deliver to Hexagon upon request a certificate in form and substance satisfactory to Hexagon signed by a senior officer certifying that no Event of Default has occurred or, if such is not the case, specifying all Events of Default and their nature and status;

(b)         at all times reserve and keep available out of its authorized Shares and solely for the purpose of conversion as provided in the Convertible Debenture, and conditionally allot to Hexagon, such number of Shares as shall then be issuable upon the conversion;

(c)          not declare or agree to declare a dilutive rights offering or stock dividend or a distribution  or  dividend  of shares  of NovAtel  other  than  Shares,  evidence of indebtedness, assets of NovAtel or rights, options or warrants to acquire any Shares or securities convertible into Shares or other securities or property of NovAtel;

(d)         not commence or announce an intention to commence an issuer bid;

(e)          until the Convertible Debenture becomes convertible in accordance with its terms, not issue or agree to issue any Shares or other shares of NovAtel, nor any right, warrant, option or other security directly or indirectly exercisable into, convertible into or exchangeable for any Share or other share of NovAtel, whether or not on conditions other than the issuance of options to purchase Shares in accordance with the  Stock Option Plans and the issue of Shares upon the exercise of options thereunder; and

(f)            other than in connection with a delisting as a result of a successful tender offer, use its commercially reasonable efforts to maintain the listing of the Shares upon a recognized stock exchange in North America and cause the Shares issuable upon the conversion of the whole or any part of the principal amount of the Convertible Debenture to be included within the listed shares of NovAtel.

5.   Treatment of Options and RSUs

Options

The Offer is made only for Shares and Shares issuable upon the exercise of the Options and is not made for any Options. Any holder of such Options who wishes to accept the Offer should, to the extent permitted by their terms and applicable Law, exercise such Options in order to obtain certificates representing Shares that may be deposited in accordance with the terms of the Offer.

Pursuant to the Support Agreement, NovAtel has agreed to use all commercially reasonable efforts to provide that persons holding Options who may do so under Securities Laws and in accordance with the Stock Option Plans shall be entitled to exercise all of their Options and tender all Shares issued in connection therewith under the Offer. The Offeror has agreed that all Options that are duly surrendered for exercise, conditional on the Offeror taking up Shares under the Offer and with appropriate instructions that the Shares issuable upon such exercise are to be tendered pursuant to the Offer, shall be deemed to be exercised immediately prior to the take-up of Shares by the Offeror under the Offer.

NovAtel has also agreed to use, prior to the initial Expiry Time, all commercially reasonable efforts to enter into option releases with each holder of Options pursuant to which the parties thereto shall agree that, upon the Offeror taking up any Shares pursuant to the Offer, each holder of Options that has not previously exercised such Options will receive from NovAtel, in consideration of the termination of all such holder’s Options, the positive difference between U.S.$50.00 and the exercise price per Share of such Options, regardless of the vesting of any such Options under the Stock Option Plans and the agreements governing such Options.

The accelerated vesting of the Options is conditioned upon their exercise and tender under the Offer. Therefore, Options that are not either exercised and tendered pursuant to the Offer or subject to option releases for cash payments, shall be vested in accordance with the terms under the Stock Options Plans and the agreements governing such Options, without any accelerated vesting.

The tax consequences to holders of Options of exercising their Options are not described under “Certain Canadian Federal Income Tax Considerations” in Section 22 of this Circular or “Material U.S. Federal Income Tax Considerations” in Section 23 of this Circular. Holders of Options and Convertible Debentures should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Options.

RSUs

The Offer is also not made for any RSUs. Pursuant to the Support Agreement, NovAtel is obligated to take all necessary steps to cause entitlements under RSUs entitling the holder to receive Shares to be accelerated, paid out and cancelled, conditional upon, and effective immediately prior to the take up of Shares by the Offeror under the Offer, for a cash payment equal to U.S.$50.00 multiplied by the number of Shares issuable pursuant to such entitlements.

6.   Purpose, Alternatives and Reasons for the Offer

The purpose of the Offer is to acquire all of the Shares. The Offeror is making the Offer because the Offeror wants to acquire control of, and ultimately be in a position to acquire all of the Shares. If the conditions of the Offer are satisfied or waived and the Offeror accepts and pays for the Shares validly deposited and not withdrawn under the Offer, the Offeror currently intends and is obligated under the terms of the Support Agreement, subject to certain conditions thereunder, to acquire any Shares not deposited under the Offer through a Compulsory Acquisition, or to pursue a Subsequent Acquisition Transaction, in each case for consideration per Share at least equal in value to the consideration paid per Share by us under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including, without limitation, the number of Shares acquired by the Offeror pursuant to the Offer. Although we currently intend to proceed by way of a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described in this document, it is possible that, as a result of a number of factors and subject to the terms of the Support Agreement, we may choose not to proceed in that manner or may choose to delay or abandon either a Compulsory Acquisition or a Subsequent Acquisition Transaction or may proceed on different terms. Accordingly, we reserve the right not to proceed by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, or to proceed by way of a Subsequent Acquisition Transaction on terms other than as described in the Offer and this Circular. In addition, as soon as we take up and pay for the Shares pursuant to the Offer, NovAtel agreed to enable us to appoint all of NovAtel’s directors. For more information see “Plans for NovAtel” in Section 7 of this Circular and “Acquisition of Shares Not Deposited Under the Offer” in Section 21 of this Circular.

Hexagon is seeking to enhance its position in the current rapidly growing market for high precision GNSS technology solutions. Combining NovAtel’s technology with Hexagon’s access to new, fast growing applications, as well as software solutions, is expected to produce meaningful strategic and financial benefits for Hexagon’s shareholders. NovAtel has been an integral part of Hexagon’s Global Precision Systems offering since 2002 when Hexagon’s subsidiary, Leica Geosystems, structured a strategic alliance with NovAtel. The integration of NovAtel into Hexagon is expected to allow Hexagon the opportunity to expand its geographic reach in key markets around the globe. Specifically, a closer relationship with NovAtel will enable Hexagon to accelerate the development of new applications and markets within the GNSS sector and secure an exciting, rapidly growing business.

Hexagon considered several alternatives to achieve the above goal. However, after extensive consideration of various alternatives, Hexagon determined to pursue the Offer due to the fact that it considered it to be the more efficient mechanism and would facilitate the acceleration of regulatory and review clearance in connection with the acquisition of control of NovAtel. If Hexagon and NovAtel were to pursue other alternatives, it may have taken considerably longer for the Shareholders to receive any consideration for their Shares than if they tender their Shares to the Offer.

In addition, in order to induce the parties to enter into the transaction and insure that Hexagon will have a continued interest in NovAtel and to allow for the better alignment of interests between NovAtel and its most significant customer, Hexagon, the parties structured the transaction in the form of an Offer coupled with a Private Placement.

7.   Plans for NovAtel

The Offeror or Hexagon has been impressed by the performance of NovAtel’s management team and wish to have their continued support. The Offeror and Hexagon expect that, following the consummation of the Offer, NovAtel will operate as an independent subsidiary of Hexagon and NovAtel’s current management team will continue to operate the business of NovAtel substantially as currently operated. Following the Offer, Hexagon  expects, to the extent permitted by prevailing law, to work with the Board of Directors and management to review NovAtel and its assets, operations and other aspects or its business to consider and determine what changes, if any, would be appropriate or desirable to implement. The Offeror and Hexagon expressly reserve the right to make any changes that they deem necessary, appropriate or convenient from time to time. Such changes could include, among other things, changes in NovAtel’s business, corporate structure, memorandum and articles of incorporation, capitalization (whether arising from refinancing or otherwise), management or dividend policy. For more information see Section 6 in this Circular entitled “Purposes, Alternatives and Reasons for the Offer.”

If permitted by applicable Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to delist the Shares from NASDAQ and, subject to applicable securities Laws, to cause NovAtel to cease to be a reporting issuer under the U.S. federal Securities Laws. For so long as NovAtel has Options, Convertible Debentures or other public Securities which remain issued and outstanding, there may be limitations on its ability to cease to have public reporting obligations. However, the ability of the Offeror to proceed with a Compulsory Acquisition or Subsequent Acquisition Transaction will depend on a variety of factors, including the number of Shares acquired pursuant to the Offer, and, subject to the Support Agreement, the Offeror reserves the right not to proceed by way of a Compulsory Acquisition or a Subsequent Acquisition Transaction. See “Acquisition of Shares Not Deposited” in Section 17 in this Circular.

If, as a result of the Offer and any subsequent transaction, the number of Shareholders is sufficiently reduced, NovAtel may become eligible for termination of registration under applicable U.S. securities laws. Under the rules and the regulations of the NASDAQ, consummation of the Offer and/or a Compulsory Acquisition or a Subsequent Acquisition Transaction could also lead to the delisting of the Shares from the NASDAQ. To the extent permitted by applicable law, we intend to delist the Shares from the NASDAQ and to cause NovAtel to cease to be a public company. Consequently, NovAtel would no longer legally be required to disclose publicly the information which it now must provide under the

Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the SEC under the Exchange Act.

8.   Recommendation of the Board of Directors

The Board of Directors has unanimously determined that the Offer is fair to Shareholders and is in the best interests of NovAtel and Shareholders and has unanimously recommended that Shareholders accept the Offer and tender their Shares to the Offer. NovAtel’s senior officers and directors have also expressed their intent to tender their Shares pursuant to the Offer (including Shares issuable pursuant to their Options, which they have expressed their intent to exercise). In addition, Savvian Advisors was retained by the Special Committee of the Board of Directors to render financial advisory services and other assistance to such Special Committee in evaluating the Offer and to provide their opinion as to the fairness, from a financial point of view, of the consideration to be received by the Shareholders (other than Hexagon and any of its affiliates) in the Offer. For a discussion of the factors the Board of Directors considered in making its recommendations, please see the section entitled “Reasons for the Recommendation” in NovAtel’s solicitation/recommendation statement on Schedule 14D-9, which includes NovAtel’s Directors’ Circular as required under applicable Canadian Law, filed by NovAtel with the SEC, a copy of which is being delivered to Shareholders together with the Offer. Although we have not independently verified accuracy or completeness of the information contained in NovAtel’s Schedule 14D-9, we have no reason to believe that NovAtel’s Schedule 14D-9 is inaccurate or misleading in any material respect.

9.   Hexagon’s and the Offeror’s Position Regarding the Fairness of the Offer

Under a potential interpretation of the Exchange Act governing “going private” transactions, either the Offeror or Hexagon, or both, may be deemed to be an affiliate of  NovAtel. Hexagon and the Offeror are making the statements included herein under this Section 9 of this Circular, or elsewhere solely for the purposes of complying with the requirements of Rule 13e-3 under the Exchange Act. Hexagon’s and the Offer’s compliance with the requirements of Rule 13e-3 under the Exchange Act does not constitute the admission by either Hexagon or the Offeror that either of them, or both, is, or should be deemed as an affiliate of NovAtel for the purpose of the Offer.

Hexagon and the Offeror believe that the Offer for the Shares is fair to Shareholders. The discussion of the information and factors considered by Hexagon and the Offeror, as described below, is not intended to be exhaustive but is believed to include all material factors considered by Hexagon and the Offeror in evaluating the fairness of the Offer. Hexagon and the Offeror did not find it practicable to assign, nor did they assign, weights to the individual factors considered in reaching their conclusion as to fairness. Rather, the determination of Hexagon and the Offeror as to fairness was made after consideration of all the below described factors as a whole. Further, Hexagon’s and the Offeror’s views as to the fairness of the Offer to Shareholders should not be construed as a recommendation to any Shareholder as to whether that Shareholder should tender its Shares in the Offer.

Hexagon and the Offeror believe that the price being offered for the Shares is fair based on the following factors:

•       the Offer represents a premium of 31.0% over NovAtel’s 30-day volume weighted average share price immediately preceding the announcement;

•       the Offer will provide Shareholders with an opportunity to sell their Shares and realize substantial appreciation of the value of their Shares without incurring the transaction costs typically associated with market sales;

•       the consideration in the Offer consists entirely of cash; and

•       the Offer is not subject to any financing condition.

Hexagon and the Offeror further believe that the procedures of the Offer are fair. These procedures include that following:

•       Neither Hexagon nor the Offeror has any direct or indirect representation on the Board of Directors;

•       the Board of Directors unanimously determined that the Offer is fair to the holders of the Shares and is in the best interests of NovAtel and has unanimously recommended that the holders of the Shares accept the Offer;

•       a Special Committee of the Board of Directors consisting entirely of independent directors determined that the Offer is fair to NovAtel and the Shareholders;

•       NovAtel’s senior officers and directors have also expressed their intent to tender their Shares pursuant to the Offer (including Shares issuable pursuant to their Options, which they have expressed their intent to exercise);

•       Savvian Advisors, the financial advisor to the Special Committee of the Board of Directors, has concluded that the consideration to be received by the Shareholders pursuant to the Offer is fair, from a financial point of view, to the Shareholders (other than Hexagon and any of its affiliates);

•       each Shareholder is free to decide, without compulsion or pressure, whether to accept the Offer based on the information set out in the Offer, the Circular, Schedule 14D-9 and the other available public information concerning NovAtel;

•       although Hexagon and the Offeror recognize that the condition that 66 2/3% of the Shares outstanding on a fully-diluted basis (excluding any shares owned by the Offeror or affiliates of the Offeror) must be validly deposited or tendered under the Offer and not withdrawn may be waived, the Offeror may not take-up any of the Shares tendered if less than 50.1% of the outstanding Shares were validly deposited or tendered and not withdrawn. Accordingly, if the Offer is consummated, it will be because a majority of the Shareholders (other than Hexagon and any of its affiliates) will have accepted the Offer;

•       if the Offeror takes up the Shares validly deposited or tendered and not withdrawn, the Offeror may still not be able to effect Subsequent Acquisition Transaction unless at least 66 2/3% of the votes cast by holders of the then outstanding Shares and the majority of the votes cast by “minority” holders of the affected securities vote for it. Further, any Shareholder that did not tender its Shares into the Offer will receive the same cash price per Share in any Subsequent Acquisition Transaction that it would have received had it accepted the Offer, albeit at a later date;

•       if a Compulsory Acquisition is consummated, it will be because an overwhelming majority of Shareholders (other than Hexagon, the Offeror and any of their affiliates) will have accepted the Offer and any such Shareholder that did not tender its Shares into the Offer will receive the same cash price per Share in any Compulsory Acquisition that it would have received had it accepted the Offer, albeit at a later date; and

•       even if the Offeror does not effect a Compulsory Acquisition, if the Offeror or any of its affiliates acquire, pursuant to the Offer, a number of Shares which comprise 90% or more of the total number of Shares issued and outstanding as of the Expiry Date (including any Subsequent Offering Period), those holders that do not accept the Offer will have the right to require the Offeror to acquire their Shares at the same price paid in the Offer.

10.   Third Party Evaluation and Opinion

Neither Hexagon nor the Offeror engaged any third party to provide them with an opinion with respect to the fairness of the Offer. However, a Special Committee of the Board of Directors of NovAtel, consisting entirely of independent directors, engaged Savvian Advisors as a financial advisor to the Special Committee to provide an opinion with respect to the fairness of the Offer. A copy of Savvian Advisors’ opinion is attached to the Schedule TO, to which the Offer and this Circular are part, as Exhibit (c) and is hereby being incorporated by reference into this section.

11.   Projected Financial Information with Respect to NovAtel

In the course of discussions between NovAtel and Hexagon, NovAtel provided Hexagon with financial projections prepared by NovAtel’s management. The projections set forth elsewhere in the Offer and this Circular were not meant to be public but are included in the Offer and this Circular only because this information was provided to Hexagon and the Offeror in connection with their evaluation of a potential transaction. Hexagon was provided with such projections of NovAtel’s future performance for the fiscal years ending 2007 through 2009. The last set of projections given to Hexagon and the Offeror was prepared by management of NovAtel in September, 2007.

NovAtel advised the recipients of the projections that such projections reflect numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict and beyond NovAtel’s control. The projections also reflect numerous estimates and assumptions related to the business of NovAtel (including with respect to the growth and viability of NovAtel’s business) that are inherently subject to significant economic, political, and competitive uncertainties, which are difficult to predict and many of which are beyond NovAtel’s control.

THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES OF THE SEC, ANY STATE OR CANADIAN PROVINCIAL SECURITIES COMMISSIONS, THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS OR THE CANADIAN INSTITUTE OF CHARTERED ACCOUNTANTS REGARDING PREPARATION AND PRESENTATION OF PROSPECTIVE FINANCIAL INFORMATION. THE PROJECTIONS WERE PREPARED BY, AND ARE THE RESPONSIBILITY OF NOVATEL AND ARE DISCLOSED IN RESPONSE TO U.S. DISCLOSURE REQUIREMENTS. NEITHER NOVATEL’S INDEPENDENT AUDITORS, NOR ANY OTHER INDEPENDENT ACCOUNTANTS, HAVE COMPILED, EXAMINED, OR PERFORMED ANY PROCEDURES WITH RESPECT TO THE PROJECTIONS CONTAINED HEREIN, NOR HAVE THEY EXPRESSED ANY OPINION OR ANY OTHER FORM OF ASSURANCE ON SUCH INFORMATION OR ITS ACHIEVABILITY, AND ASSUME NO RESPONSIBILITY FOR, AND DISCLAIM ANY ASSOCIATION WITH, THE PROJECTIONS. THE PROJECTIONS REFLECT NUMEROUS ASSUMPTIONS, ALL MADE BY MANAGEMENT OF NOVATEL, WITH RESPECT TO INDUSTRY PERFORMANCE, GENERAL BUSINESS, ECONOMIC, MARKET AND FINANCIAL CONDITIONS AND OTHER MATTERS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND NOVATEL’S CONTROL. IN THE VIEW OF NOVATEL’S MANAGEMENT, THE PROJECTIONS WERE PREPARED ON A REASONABLE BASIS, REFLECT THE BEST CURRENTLY AVAILABLE ESTIMATES AND JUDGMENTS, AND PRESENT, TO THE BEST OF MANAGEMENT’S KNOWLEDGE AND BELIEF, THE EXPECTED COURSE OF ACTION AND THE EXPECTED FUTURE FINANCIAL PERFORMANCE OF NOVATEL. THERE CAN BE NO ASSURANCE THAT THE ASSUMPTIONS MADE IN PREPARING THE PROJECTIONS SET FORTH ELSEWHERE IN THIS CIRCULAR AND THE OFFER WILL PROVE ACCURATE, AND ACTUAL RESULTS MAY BE MATERIALLY GREATER OR LOWER THAN THOSE CONTAINED IN THE PROJECTIONS. IN ADDITION,

THE PROJECTIONS HAVE NOT BEEN REVISED TO REFLECT EVENTS THAT HAVE OCCURRED SUBSEQUENT TO THEIR PREPARATION.

THE INCLUSION OF THE PROJECTIONS IN THE OFFER AND THIS CIRCULAR SHOULD NOT BE REGARDED AS AN INDICATION THAT NOVATEL OR ITS OFFICERS AND DIRECTORS, OR HEXAGON OR ITS OFFICERS AND DIRECTORS OR THE OFFEROR OR ITS OFFICERS AND DIRECTORS CONSIDER SUCH INFORMATION TO BE AN ACCURATE PREDICTION OF WHETHER FUTURE EVENTS ARE NECESSARILY ACHIEVABLE. IN LIGHT OF THE UNCERTAINTIES INHERENT IN FORWARD-LOOKING INFORMATION OF ANY KIND, THE OFFEROR AND HEXAGON CAUTION YOU AGAINST RELIANCE ON SUCH INFORMATION. NONE OF NOVATEL, ITS OFFICERS AND DIRECTORS NOR HEXAGON, OR ITS OFFICERS AND DIRECTORS OR THE OFFEROR OR ITS OFFICERS AND DIRECTORS INTEND TO UPDATE OR REVISE THE PROJECTIONS TO REFLECT THE CIRCUMSTANCES EXISTING AFTER THE DATE WHEN PREPARED OR TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN PREPARED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EXCEPT TO THE EXTENT REQUIRED BY LAW.

	NovAtel				9 Months Ended
	CY2006A(3)	CY2007E(1)	CY2008E(2)	CY2009E(2)	2006A(3)	2007E(4)
	(Cdn.$, thousands)
Total Revenue	$77,634	$88,190	$107,361	$124,331	$58,438	$64,060
Gross Profit	47,527	53,422	64,856	74,746	35,584	38,966
Net Income	21,492	21,895	27,256	31,888	16,346	16,192

(1)     2007 projected financial information was based on actual results for the six month period ended June 30, 2007 and a forecast prepared for the Board of Directors in July 2007, adjusted for U.S. $/Cdn.$ exchange rate changes and the acquisition of Antcom as of September 18, 2007.

(2)     The 2008 and 2009 projected financial information was prepared by NovAtel management using the following key assumptions and information:

i.       Revenues and gross margins were forecast for each major customer based on information provided by NovAtel’s senior sales and marketing executives incorporating historical trends and future expectations.

ii.       Approximately 95% of NovAtel’s revenues are generated in US dollars. The Company has assumed a foreign exchange rate of Cdn.$1.00 to U.S.$1.00 for the fourth quarter of 2007 and 2008/2009.

iii.      The projections include the revenue and operating expenses for Antcom, Inc., which was acquired on September 18, 2007, based on internal projections used in the valuation of Antcom. The internal projections were based on Antcom’s recent historical actual results and assumed a benefit of distributing Antcom’s products through the company’s distribution network. Management estimates that Antcom will contribute Cdn.$8,118 and Cdn.$10,148 in revenue in 2008 and 2009, respectively. Antcom’s pro-forma revenue for the 12 months ended December 31, 2007 is expected to be approximately Cdn.$6,000.

iv.      Management estimates that a new market opportunity, in which the Company previously did not have a strong market presence, would contribute Cdn.$2,331 and Cdn.$12,788 in revenue, in 2008 and 2009, respectively.

v.       Point, Inc., a joint venture with Sokkia Co., Ltd’s, operations were forecast to continue until the original agreement between NovAtel and Sokkia expires in July 2009.

vi.      Operating expenses comprised of research and development, selling and marketing, and general and administration were forecast based on historical trends and management’s plans for 2008 and 2009.

•   Research and development expenses increase in dollars in conjunction with the growth of the business but decline as a percent of revenue from 19.8% in 2007 and 18.7% in 2008 and 18.4% in 2009, as NovAtel completes certain programs.

•   Selling and marketing expenses increase in dollars and increase as a percent of revenue from 8.8% of revenue in 2007 to 9.2% in 2008 and 9.1% in 2009 in conjunction with the growth of revenue, the establishment of additional international sales offices and the addition of Antcom.

•   General and administration costs are expected to increase in dollars as a result of growth of the business, as well as the addition of Antcom as of September 18, 2007, but decline from 10.6% of revenue in 2007 to 10.4% in 2008 and 10.1% in 2009 as a result of completion of certain legal activities and costs associated with initial compliance with Section 404 under the Sarbanes-Oxley Act and the regulations thereunder.

vii.     No other acquisitions were assumed in 2008 and 2009.

(3)     Actual historical data from NovAtel’s 2006 financial statements included in NovAtel’s Form 20-F and Form 6-K previously filed with the SEC.

(4)     Based on actual results for the six months ended June 30, 2007 and NovAtel’s estimates for the quarter ended September 30, 2007 which were prepared on September 27, 2007.

 12.   Sources of Funds

The Offeror currently estimates that if it acquires all of the Shares on a fully-diluted basis pursuant to the Offer, the total amount of cash required for the purchase of such Shares and to cover related fees and expenses will be approximately U.S.$475.00 million, which amounts the Offeror has been unconditionally assured by Hexagon will be made available to the Offer when required to be paid for the Shares tendered. Hexagon intends to extend the required funds to the Offeror by utilizing a combination of available cash on hand and funds under its existing five-year multicurrency revolving credit facility in the aggregate principal amount of up to €1,000 million (or the equivalent of U.S.$1,4299 million, based on the exchange rate of U.S.$1.4290 per €1.00 as of 10 a.m. on October 18, 2007). Hexagon’s credit facility will mature on June 5, 2011, unless it is optionally extended for additional two years.

The Offeror believes that Hexagon’s and the Offeror’s financial condition is not material to your decision whether to deposit Shares under the Offer because: (a) cash is the only consideration that will be paid to you in connection with the Offer; (b) we are offering to purchase all of the issued and outstanding Shares in the Offer; (c) the Offer is not subject to obtaining any financing or to any financing contingencies; and (d) with cash on hand and the availability under Hexagon’s existing credit facility, we will have sufficient funds to fund the total amount required to purchase the Shares under the Offer. In addition, Hexagon is bound by the Support Agreement to cause the Offer to occur and the Offeror’s obligations under the Offer apply equally extent to Hexagon.

13.   Beneficial Ownership of and Trading in Shares of NovAtel

Other than the Placement Shares and the shares issuable under the Convertible Debenture, none of Hexagon, the Offeror, or any of their directors or senior or executive officers, or, to the knowledge of the directors and senior or executive officers of Hexagon and the Offeror, after reasonable inquiry: (a) their respective associates; (b) any Person or company acting jointly or in concert with Hexagon or the Offeror; (c) any Person holding more than 10% of any class of equity securities of Hexagon or the Offeror; or

(d) any majority-owned subsidiary of Hexagon or the Offeror, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of NovAtel.

Other than the Placement Shares and the Shares issuable under the Convertible Debenture, neither Hexagon nor the Offeror or, to the knowledge of Hexagon and the Offeror and their respective directors and senior or executive officers after reasonable enquiry, any of the other Persons referred to above, has traded in any securities of NovAtel during the twelve months preceding the date hereof. There is no Person acting jointly or in concert with the Offeror in connection with the transactions described in Hexagon or the Offer and this Circular.

14.   Commitments to Acquire Shares of NovAtel

Other than the Offer, there are no commitments to acquire equity securities of NovAtel by the Offeror or, to the knowledge of the Offeror and its respective directors and senior officers after reasonable inquiry, by: (a) any of the directors and senior officers of the Offeror; (b) any of its respective associates; (c) any Person or company who beneficially owns (directly or indirectly) more than 10% of any class of the Offeror’s equity securities; or (d) any Person or company acting jointly or in concert with the Offeror.

15.   Past Contacts, Transactions, Negotiations and Agreements, and Present or Proposed Material Agreements, Arrangements, Understandings and Relationships

Except as disclosed in “Background of the Offer” in Section 3 to this Circular, “Agreements Relating to the Offer” in Section 4 to this Circular, and as disclosed herein: (a) there are no transactions that occurred during the past two years between the Offeror, any of its respective executive officers or directors, any person controlling the Offeror; or any executive officer or director of any corporation or other person ultimately in control of the Offeror and NovAtel or any of its executive officers, directors or affiliates; (b) there have been no negotiations, transactions or material contacts during the past two years between the Offeror, any of its respective subsidiaries, executive officers or directors, any person controlling the Offeror, or any executive officer or director of any corporation or other person ultimately in control of the Offeror and NovAtel or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of NovAtel’s securities, election of NovAtel’s directors, or sale or other transfer of a material amount of assets of NovAtel, and (c) there are no present or proposed material agreements, arrangements, understandings or relationships between the Offeror or any of its respective senior or executive officers, directors, controlling persons or subsidiaries and NovAtel or any of its senior or executive officers, directors, controlling persons or subsidiaries and no payments or other benefits are proposed to be made or given by the Offeror by way of compensation for loss of office of any of NovAtel’s senior or executive officers or directors remaining in or retiring from office following completion of the Offer.

Strategic Partnership with Leica Geosystems

On May 1, 2003, NovAtel entered into a strategic co-operation agreement with Leica Geosystems to jointly develop new technology for GPS in the high-precision geomatics market. The strategic co-operation agreement was amended and restated on April 5, 2004. The initial term of the agreement is seven years. Under the terms of the agreement, NovAtel has agreed to develop custom versions of existing GNSS receivers and other components for Leica Geosystems. In September 2003, pursuant to the strategic co-operation agreement, NovAtel entered into a supply agreement with Leica Geosystems which sets forth the arrangements under which NovAtel would develop and supply Leica Geosystems with custom GNSS receivers. Leica Geosystems announced the launch of new products that incorporate NovAtel’s GNSS receiver and antenna technology in each of 2004, 2005 and 2006.

The strategic co-operation agreement provides Leica Geosystems with certain rights in the event of the acquisition of control of NovAtel by certain competitors of Leica Geosystems. These rights, which must be exercised within 60 days of the change of control event, include Leica Geosystems’ ability to terminate the strategic co-operation agreement, and in the event Leica Geosystem does not terminate the agreement and experiences a material supply interruption within NovAtel’s control, Leica Geosystems has the right to deal directly with all third party subcontractors of NovAtel.

Sales to Leica Geosystems represented Cdn.$11.2 million, or 17.7%, of NovAtel’s sales in 2005 and Cdn.$18.2 million, or 23.4%, in 2006.

For further information regarding negotiations concerning any merger, acquisitions or tender offer with respect to NovAtel, see Section 3 of this Circular entitled “Background of the Offer.”

There are no agreements, arrangements or understandings, formal or informal, between  the Offeror and any securityholder of NovAtel with respect to the Offer or between Hexagon or the Offeror and any Person with respect to any securities of NovAtel in relation to the Offer, except as otherwise set out in this Circular. See “Treatment of Options and RSUs’’ in Section 5 of this Circular.

16.   Material Changes and Other Information Concerning NovAtel

Except as described in “Projected Financial Information’’ in Section 11 in this Circular, based on information provided by NovAtel to the Offeror and based on other publicly available information, the Offeror has no information that indicates any material change in the affairs of NovAtel since the date of the last published financial statements of NovAtel, other than such as contemplated under the Support Agreement including, but not limited to the Offer and the Private Placement, the making of the Offer and such other material changes as have been publicly disclosed by NovAtel. The Offeror has no knowledge of any material fact concerning securities of NovAtel that has not been generally disclosed by NovAtel or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

17.   Certain Information Concerning NovAtel and its Shares

Dividend Policy and Prior Distributions

According to NovAtel’s Annual Report on Form 20-F for the year ended December 31, 2006, and based on information provided by NovAtel, NovAtel never declared dividends and does not have any plan for the distribution of dividends on its Shares. Further, under the Support Agreement, NovAtel is restricted from declaring or paying dividends with respect to the Shares.

18.   Price Range and Trading Volumes of the Shares

NovAtel’s shares have been listed on the NASDAQ since February 7, 1997. The following are the price ranges as reported by the NASDAQ for the periods indicated. Based on information provided by NovAtel, there were 8,632,711 Shares issued and outstanding on a non-diluted basis as at October 8 2007 and 9,273,097 Shares calculated on a fully-diluted basis as of October 8, 2007.

The following tables set forth the high and low trading prices and the average daily volume of trading of the Shares on the NASDAQ (as released by NASDAQ) for the periods indicated:

	Average Daily Trading	U.S. $
	Volume	High	Low
Annual
2006	158,571	48.250	26.910
2005	783,903	48.450	14.318
2004	156,005	50.350	8.070
2003	29,283	11.080	1.900
2002	4,859	5.200	1.760
Quarterly
Q4—2006	190,445	46.680	36.020
Q3—2006	145,358	48.250	33.170
Q2—2006	134,593	40.100	29.500
Q1—2006	163,975	37.610	26.910
Q4—2005	212,411	31.760	21.690
Q3—2005	453,175	37.150	22.910
Q2—2005	871,155	29.190	14.318
Q1—2005	1,629,584	48.450	16.260
Monthly
September 2007	55,472	39.740	36.080
August 2007	88,526	38.980	32.690
July 2007	49,014	40.450	36.100
June 2007	48,851	39.020	35.320
May 2007	75,613	39.390	33.680
April 2007	65,650	38.440	34.690
March 2007	274,178	44.500	30.720
February 2007	48,049	45.050	41.050
January 2007	81,189	44.910	39.650
December 2006	94,759	42.390	39.500
November 2006	196,345	42.230	36.020
October 2006	271,801	46.680	37.270

The closing price of the Shares on the NASDAQ on October 5, 2007, the last trading day prior to the announcement of the Offeror’s intention to make the Offer, was U.S.$42.43.

Stockholders are urged to obtain a current market quotation for the Shares.

19.   Effect of the Offer on the Market for Shares; Stock Exchange Listing and Public Disclosure

The purchase of Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of Shareholders and, depending on the number of Shares acquired by the Offeror, could materially adversely affect the liquidity and market value of the remaining Shares held by the public. As a result of the Offer, the interest of the Offeror in NovAtel’s book value and net income will increase to the extent of the number of Shares acquired pursuant to the Offer. NovAtel’s book value per Share as of June 30, 2007 was Cdn.$10.87 and the net income per Share for the six months ended June 30, 2007 was Cdn.$1.28 (basic) and Cdn.$1.24 (diluted). NovAtel’s book value per Share and net income per Share will not be impacted by the Offer.

The rules and regulations of the NASDAQ establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Shares from the NASDAQ. Among such criteria is the number of Shareholders, the number of Shares publicly held and the aggregate market value of the Shares publicly held. Depending on the number of Shares purchased under the Offer, it is possible that the Shares would fail to meet the criteria for continued listing on the NASDAQ. If this were to happen, the Shares could be delisted and this could, in turn, materially adversely affect the market or result in a lack of an established market for such Shares. If permitted by applicable Law, subsequent to completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the Shares from the NASDAQ. If the Shares are delisted from the NASDAQ, the extent of the public market for the Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Shares publicly held and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, whether NovAtel remains subject to public reporting requirements in the United States and other factors.

If the number of Shareholders is reduced to less than 300, the Shares may become eligible for termination of registration under U.S. Securities Laws. In such event, to the extent permitted by applicable Law, the Offeror intends to terminate the registration of the Shares and to cause NovAtel to cease to be a reporting issuer in the United States. For so long as NovAtel has Options or other public securities which remain issued and outstanding, there may be limitations on its ability to cease to have public reporting obligations. See “Plans for NovAtel” in Section 7 of this Circular.

20.   Regulatory Matters

German Act  Against Restraints of Competition (“ARC”)

German ARC imposes a pre-merger notification requirement on all transactions that qualify as concentrations and meet the specified financial thresholds, namely:  (i) the combined worldwide turnover of all “undertakings concerned” by the transaction exceeds EUR 500 million; and (ii) the turnover in Germany of at least one of the undertakings concerned exceeds EUR 25 million; unless the transaction is deemed not to have a domestic (German) effect. A domestic effect is assumed to be at hand, for example, if both undertakings concerned generate turnover in Germany.

A transaction that meets these thresholds and having domestic effect must be notified to the German competition authority Bundeskartellamt (Federal Cartel Office) (“FCO”) before it is implemented and cannot be implemented until it has been cleared or is deemed to be cleared by the FCO.

Following notification, the FCO has one month in which to undertake its initial review of the transaction (generally known as a “phase I investigation”) to resolve any competition concerns. If, following its initial review, the FCO has “doubts” as to whether the transaction threatens to “create or strengthen a dominant position on the relevant market”, it will initiate formal proceedings (generally known as a “phase II” investigation). Such proceedings last up to 4 months following notification but can be prolonged in agreement with the parties.

If, following a phase II investigation, the FCO concludes that the transaction is likely to create or strengthen a dominant position on the market, unless suitable remedies are offered by the parties and accepted by the FCO, it will be blocked. Such decisions are appealable to the Higher Court in Düsseldorf, Germany and the German Federal Court.

Offeror’s proposed acquisition of control of NovAtel satisfies the jurisdictional threshold of the ARC and has also domestic effect in Germany. Accordingly, completion of the acquisition of the Shares pursuant to the Offer is conditional upon the Offer being cleared (or deemed cleared) by the FCO. See “Conditions of the Offer” in Section 4 of the Offer.

21.   Acquisition of Shares Not Deposited Under the Offer

It is the Offeror’s current intention and obligation under the terms of the Support Agreement, subject to certain conditions thereunder, that if it takes up and pays for Shares deposited under the Offer, it will enter into one or more transactions to enable the Offeror or an affiliate of the Offeror to acquire all Shares not acquired pursuant to the Offer. There is no assurance that any such transaction will be completed.

Neither Hexagon nor the Offeror has made any provision in connection with the Offer to grant the Shareholders access to the corporate files of Hexagon or the Offeror or to obtain counsel or appraisal services at the expense of Hexagon or the Offeror.

Compulsory Acquisition

If, within 120 days after the date of the Offer, the Offer is accepted by Shareholders holding not less than 90% of the shares (as defined in Part XVII of the Act) to which the Offer relates (calculated on a fully-diluted basis), other than any shares held at the date of the Offer by or on behalf of the Offeror or an affiliate or associate (as such terms are defined in the Act) of the Offeror, and the Offeror acquires such Deposited Shares, then the Offeror intends to acquire the shares not deposited under the Offer on the same terms as the Shares acquired under the Offer pursuant to either the provisions of section 206 of the Act (a “Compulsory Acquisition”) or pursuant to a Subsequent Acquisition Transaction.

To exercise its statutory right of Compulsory Acquisition, the Offeror must give notice (the “Offeror’s Notice”) to each Shareholder who did not accept the Offer (and each Person who subsequently acquires any such shares) (in each case, a “Dissenting Offeree”) and the Director under the Act of such proposed acquisition on or before the earlier of 60 days following the termination of the Offer and 180 days following the date of the Offer. Within 20 days after having given the Offeror’s Notice, the Offeror must pay or transfer to NovAtel the consideration it would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after receipt of the Offeror’s Notice, each Dissenting Offeree must send the certificates evidencing the shares held by such Dissenting Offeree to NovAtel and must elect either to transfer such shares to the Offeror on the terms on which the Offeror acquired Shares under the Offer or to demand payment of the fair value of the shares by so notifying the Offeror. If the Dissenting Offeree fails to notify the Offeror within the applicable time period, the Dissenting Offeree will be deemed to have elected to transfer its shares to the Offeror on the same terms on which the Offeror acquired the Shares under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of its shares, the Offeror may apply to a court having jurisdiction to hear the application to fix the fair value of the shares of that Dissenting Offeree. If the Offeror fails to apply to such court within 20 days after it made the payment or transferred the consideration to NovAtel, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If no such application is made by the Dissenting Offeree or the Offeror within such periods, the Dissenting Offeree will be deemed to have elected to transfer its shares to the Offeror on the same terms on which the Offeror acquired Shares from the Shareholders who accepted the Offer. Any judicial determination of the fair value of the shares could be more or less than the amount of the Offer consideration per Share paid pursuant to the Offer.

The foregoing is only a summary of the statutory right of Compulsory Acquisition that may become available to the Offeror. The summary is not intended to be complete nor is it a substitute for the more detailed information contained in the provisions of section 206 of the Act. Shareholders should refer to section 206 of the Act for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of section 206 of the Act are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of section 206 of the Act should consult their legal advisors. A copy of Section 206 of the Act is attached to the Schedule

TO, to which the Offer and this Circular are part of, as Exhibit (f) and is incorporated by referrence herein.

Compelled Acquisition

If a Shareholder does not receive the Offeror’s Notice, the Shareholder may, within 90 days after the date of the termination of the Offer, or if the Shareholder did not receive the Offer, within 90 days of the later of the date of termination of the Offer and the date on which the Shareholder learns of the Offer, require the Offeror to acquire the Shareholder’s Shares on the terms of the Offer (a “Compelled Acquisition”).

The foregoing is only a summary of the statutory right of Compelled Acquisition that may become available to a Shareholder. The summary is not intended to be complete nor is it a substitute for the more detailed information contained in the provisions of section 206.1 of the Act. Shareholders should refer to section 206.1 of the Act for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of section 206.1 of the Act are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of section 206.1 of the Act should consult their legal advisors. A copy of Section 206.1 of the Act is attached to the Schedule TO, to which the Offer and this Circular are part of, as Exhibit (f) and is incorporated by referrence herein.

Subsequent Acquisition Transaction

If the Offeror takes up and pays for Shares validly deposited under the Offer and the statutory right of Compulsory Acquisition described above is not available for any reason or the Offeror determines not to exercise such right, the Offeror intends to take such action as is necessary, including causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving NovAtel and the Offeror, or an affiliate of the Offeror, for the purpose of enabling the Offeror or one of its affiliates to acquire all Shares not acquired pursuant to the Offer (a “Subsequent Acquisition Transaction”). Under such a Subsequent Acquisition Transaction, NovAtel may continue as a separate subsidiary of the Offeror following the completion of any such transaction. The timing and details of any such transaction will depend on a number of factors, including the number of Shares acquired pursuant to the Offer. Depending upon the nature and terms of the Subsequent Acquisition Transaction, the approval of at least two-thirds of the votes cast by holders of the outstanding Shares may be required at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. The Offeror will cause Shares acquired under the Offer to be voted in favor of such a transaction. If the Offeror takes up and pays for a sufficient number of Shares under the Offer, such that the Offeror will beneficially own at least 66 2/3% of the Shares (calculated on a fully-diluted basis) under the Offer so that together with any Placement Shares it acquired and any Shares it has acquired by then by exercising its right under the Convertible Debenture, it will own sufficient Shares to effect a Subsequent Acquisition Transaction. The Offeror reserves the right, in its sole discretion, not to complete a Subsequent Acquisition Transaction.

If the Offeror does not effect a Compulsory Acquisition, or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, or cannot otherwise complete a Subsequent Acquisition Transaction, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from NovAtel, or taking no further action to acquire additional Shares. Any additional purchases of Shares could be at a price greater than, equal to or less than the value of the Offered Consideration to be paid for Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the terms and the value of the Offered Consideration paid for Shares under the Offer.

In the event a Subsequent Acquisition Transaction were to be completed, holders of Shares may have the right, pursuant to section 206 of the Act, to dissent and demand payment of the fair value of such Shares.  This right, if the statutory procedures are complied with, would lead to a judicial determination of the fair value required to be paid to such dissenting holders for their Shares.  The fair value of Shares so determined could be more or less than the amount paid per Share pursuant to the Subsequent Acquisition Transaction or the Offer.  Depending upon how the Subsequent Acquisition Transaction was pursued, the fair value of Shares may be determined as of a different date than the date as of which the fair value of Shares would have been determined in the context of a Compulsory Acquisition and, in such regard, the Offeror may seek to pursue the Subsequent Acquisition Transaction to be undertaken by way of arrangement and for an order of the Court of Queen's Bench of Alberta directing that the fair value of the Shares of dissenting persons be determined as of the same date as would have applied to the determination of fair value of Shares in the context of a Compulsory Acquisition.  Any such determination of the fair value of the Shares could be based upon considerations other than, or in addition to, the market price of the Shares.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Shareholder of accepting the Offer. See “Certain Canadian Federal Income Tax Considerations” in Section 22 of this Circular and “Material U.S. Federal Income Tax Considerations” in Section 23 of this Circular for a general discussion of the Canadian and United States federal income tax considerations relevant to a Shareholder in the event of a Subsequent Acquisition Transaction. Shareholders should consult their tax advisors for advice with respect to the tax consequences of a Subsequent Acquisition Transaction having regard to their own particular circumstances. Further, shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving NovAtel will necessarily depend on a variety of factors, including the number of Shares acquired pursuant to the Offer. Although the Offeror currently intends to proceed by way of a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the same terms as the Offer, it is possible that, as a result of the number of Shares acquired under the Offer, delays in the Offeror’s ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of NovAtel, or other currently unforeseen circumstances, such a transaction may not be so proposed, may be delayed or abandoned. The Offeror expressly reserves the right not to proceed by way of a Compulsory Acquisition or Subsequent Acquisition Transaction involving NovAtel.

22.   Certain Canadian Federal Income Tax Considerations

In the opinion of Stikeman Elliott LLP, the following summary describes the principal Canadian federal income tax considerations generally applicable under the Tax Act, as of the date hereof, to a Shareholder who sells Shares pursuant to the Offer or otherwise disposes of Shares pursuant to certain transactions described under “Acquisition of Shares Not Deposited Under the Offer” in Section 21 of this Circular, and who, at all relevant times, for the purposes of the Tax Act:  (a) deals at arm’s length with the Offeror and NovAtel (b) is not affiliated with the Offeror or NovAtel and (c) holds the Shares as capital property.

Shares will generally be considered to be capital property to a Shareholder unless the Shareholder holds such Shares in the course of carrying on a business or the Shareholder has acquired such Shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Shareholders who are residents of Canada for the purposes of the Tax Act and whose Shares might not otherwise be capital property may, in certain circumstances, be entitled to make the irrevocable election permitted by subsection 39(4) of the Tax Act to have their Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Shareholder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property. Such Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available and advisable in their particular circumstances.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, and counsel’s understanding of the administrative practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the regulations thereunder which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and assumes that all Proposed Amendments will be enacted in the form proposed. However, there can be no assurance that the Proposed Amendments will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in Law, whether by judicial, governmental or legislative action or decision, or changes in the administrative practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein. Unless otherwise indicated, this summary assumes that the Shares are and will be, at all relevant times, listed on a prescribed stock exchange (which includes the Exchanges).

This summary is not applicable to a Shareholder that is:  (a) a “financial institution” as defined in the Tax Act for purposes of the “mark-to-market property” rules; (b) a “specified financial institution” as defined in the Tax Act; or (c) a Shareholder an interest in which is a “tax shelter investment” as defined in the Tax Act. In addition, this summary does not address all issues relevant to a Shareholder who acquired their Shares on the exercise of an employee stock option. Such Shareholders should consult their own tax advisors.

All amounts relating to the acquisition or disposition of Shares must be determined in Canadian dollars for purposes of the Tax Act. Accordingly, amounts received by Shareholders in U.S. dollars must be converted into Canadian dollars based upon the prevailing Canadian dollar/U.S. dollar exchange rate at the time of disposition of their Shares.

This summary is not exhaustive of all Canadian federal income tax considerations and is of a general nature only. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder, and no representations with respect to the tax consequences to any particular Shareholder are made. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or other local tax authority.

Shareholders Resident in Canada

This portion of the summary is generally applicable to a Shareholder who, at all relevant times, for the purposes of the Tax Act, is or is deemed to be, resident in Canada (a “Resident Shareholder”).

Sale Pursuant to the Offer

Generally, a Resident Shareholder who disposes of Shares to the Offeror pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Shares to the Resident Shareholder immediately before the disposition.

A Resident Shareholder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Shareholder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Shareholder in such year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

In general, a capital loss otherwise arising upon the disposition of a Share by a Resident Shareholder may be reduced by dividends previously received or deemed to have been received by it on such Share, to the extent and under the circumstances prescribed in the Tax Act. Similar rules may apply where a Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Shareholders should consult their own tax advisors.

A Resident Shareholder that is throughout the taxation year a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including taxable capital gains.

Capital gains realized by an individual or a trust, other than certain specified trusts, may be subject to alternative minimum tax under the Tax Act. Resident Shareholders should consult their own tax advisors with respect to the alternative minimum tax provisions.

Compulsory Acquisition of Shares

As described under “Acquisition of Shares Not Deposited Under The Offer—Compulsory Acquisition” in Section 21 of this Circular, the Offeror may, in certain circumstances, acquire Shares not deposited under the Offer pursuant to a Compulsory Acquisition. A Resident Shareholder who disposes of Shares in such circumstances will realize a capital gain (or a capital loss) generally calculated in the same manner and with the tax consequences as described above under “Sale Pursuant to the Offer”.

A Resident Shareholder who dissents in a Compulsory Acquisition and is entitled to receive the fair value of its Shares will be considered to have disposed of the Shares for proceeds of disposition equal to the amount fixed as such by the court (excluding the amount of any interest awarded by the court). As a result, such dissenting Resident Shareholder will realize a capital gain (or a capital loss) generally calculated in the same manner and with the tax consequences as described above under “Sale Pursuant to the Offer”.

Any interest awarded to a dissenting Resident Shareholder by a court will be included in computing such Resident Shareholder’s income for the purposes of the Tax Act.

Resident Shareholders whose Shares may be acquired pursuant to a Compulsory Acquisition should consult their own tax advisors.

Subsequent Acquisition Transaction

As described under “Acquisition Of Shares Not Deposited Under the Offer—Subsequent Acquisition Transaction” in Section 21 of this Circular, if the Offeror does not acquire all of the Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Shares. The tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

A Subsequent Acquisition Transaction could be implemented by means of an amalgamation of NovAtel with the Offeror and/or one or more of its affiliates pursuant to which Resident Shareholders who have not tendered their Shares under the Offer would have their Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation (“Redeemable Shares”) which would then be immediately redeemed for cash. In those circumstances, a Resident Shareholder generally would not realize a capital gain or capital loss as a result of such exchange, and the Resident Shareholder’s cost of the Redeemable Shares received would be equal to the aggregate of the adjusted cost base of the Shares to the Resident Shareholder immediately before the amalgamation. Upon the redemption of the Redeemable Shares, the Resident Shareholder would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to Resident Shareholders that are corporations, as discussed below) equal to the amount, if any, by which the redemption price of the Redeemable Shares exceeds their paid-up capital for the purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such Redeemable Shares for the purpose of computing any capital gain or capital loss arising on the redemption of the Redeemable Shares. The tax consequences in respect of any such capital gain or capital loss generally would be as described above under “Sale Pursuant to the Offer”.

Subsection 55(2) of the Tax Act provides that where a Resident Shareholder that is a corporation is deemed to receive a dividend under the circumstances described above, all or part of the deemed dividend may be deemed not to be a dividend and may be treated instead as proceeds of disposition of the Redeemable Shares for the purposes of computing the Resident Shareholder’s capital gain on the disposition of such Redeemable Shares. Accordingly, Resident Shareholders that are corporations should consult their own tax advisors for specific advice with respect to the potential application of this provision to them. Subject to the potential application of this provision, dividends deemed to be received by a Resident Shareholder that is a corporation as a result of the redemption of the Redeemable Shares will be included in computing the corporation’s income, but normally will also be deductible in computing the corporation’s taxable income.

A Resident Shareholder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the Resident Shareholder’s taxable income. Dividends deemed to be received by a Resident Shareholder who is an individual (including a trust) as a result of the redemption of the Redeemable Shares will be included in computing the Resident Shareholder’s income, and will be subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received from a taxable Canadian corporation.

Under the current administrative practice of the CRA, Resident Shareholders who exercise their statutory right of dissent in respect of an amalgamation should be considered to have disposed of their Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Shareholder in respect of such Shares (excluding any interest awarded by a court). However, because of uncertainty under the relevant legislation as to whether such amounts paid to a dissenting Resident Shareholder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Resident Shareholders should consult with their own tax advisors in this regard. Any interest awarded to the Resident Shareholder by a court will be included in computing the Resident Shareholder’s income for the purposes of the Tax Act.

As an alternative to the amalgamation discussed herein, the Offeror may propose a Subsequent Acquisition Transaction to be effected by a statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction, the tax consequences of which may materially differ from those arising on the sale of Shares under the Offer or an amalgamation involving NovAtel and will depend on the particular form and circumstances of such alternative transaction. No opinion is expressed herein as to the tax consequences of any such alternative transaction to a Resident Shareholder.

Shareholders Not Resident in Canada

This portion of the summary is generally applicable to a Shareholder who, at all relevant times, for the purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, Shares in connection with carrying on a business in Canada (a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere, and any such insurers should consult their own tax advisors.

Sale Pursuant to the Offer

A Non-Resident Shareholder who disposes of Shares to the Offeror pursuant to the Offer will not be subject to income tax under the Tax Act on any capital gain realized on the disposition of such Shares, unless the Shares are “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Shareholder at the time of the disposition of such Shares and any such gain is not exempt from taxation under the Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident.

Generally, Shares will not constitute taxable Canadian property to a Non-Resident Shareholder at a particular time provided that (a) the Shares are listed on a prescribed stock exchange (which currently includes the NASDAQ) at that time, and (b) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, or the Non-Resident Shareholder together with all such persons, have not owned 25% or more of the shares of any class or series of NovAtel at any time during the 60 month period immediately preceding that time. Notwithstanding the foregoing, Shares may also be deemed to constitute taxable Canadian property to a Non-Resident Shareholder in certain circumstances specified in the Tax Act.

Even if the Shares are taxable Canadian property to a Non-Resident Shareholder, any capital gain realized upon the disposition of such Shares would not be subject to tax under the Tax Act if such gain is exempt from tax pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident. Non-Resident Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of an applicable income tax convention in their particular circumstances.

In the event that the Shares constitute taxable Canadian property to a Non-Resident Shareholder and the capital gain realized upon a disposition of such Shares to the Offeror is not exempt from tax under the Tax Act by virtue of an applicable income tax convention, the tax consequences as described above under “Shareholders Resident in Canada—Sale Pursuant to the Offer” will generally apply. Such Non-Resident Shareholders should consult their own tax advisors in this regard.

Compulsory Acquisition

As described under “Acquisition of Shares Not Deposited Under the Offer—Compulsory Acquisition” in Section 21 of this Circular, the Offeror may, in certain circumstances, acquire Shares not deposited under the Offer pursuant to a Compulsory Acquisition. Subject to the discussion below under “Delisting of Shares Following Completion of the Offer”, the Canadian federal income tax consequences to a Non-Resident Shareholder who disposes of Shares in such circumstances generally will be the same as described above under “Shareholders Not Resident in Canada—Sale Pursuant To The Offer”.

Any interest awarded by a court and paid or credited to a Non-Resident Shareholder exercising its right to dissent in respect of a Compulsory Acquisition will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Shareholder is entitled pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident. Where the Non-Resident Shareholder is a resident of the United States, entitled to benefits under the Canada-U.S. Income Tax Convention (the “U.S. Treaty”) and is the beneficial owner of the interest, the applicable rate of Canadian withholding tax is generally reduced to 10%. Proposed amendments to the U.S. Treaty propose to reduce the applicable rate of Canadian withholding tax once the proposed amendments receive Royal Assent.

Subsequent Acquisition Transaction

As described under “Acquisition of Shares Not Deposited Under The Offer—Subsequent Acquisition Transaction” Section 21 of this Circular, if the Offeror does not acquire all of the Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Shares.

The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. A Non-Resident Shareholder may realize a capital gain or a capital loss and/or be deemed to receive a dividend pursuant to a Subsequent Acquisition Transaction, as discussed above under “Shareholders Resident in Canada—Subsequent Acquisition Transaction”. Whether or not a Non-Resident Shareholder would be subject to tax under the Tax Act on any such capital gain would depend on whether the Shares or Redeemable Shares are “taxable Canadian property” to the Non-Resident Shareholder for purposes of the Tax Act and whether the Non-Resident Shareholder is entitled to relief under an applicable income tax convention and other circumstances at that time (see in particular the discussion below under “Delisting of Shares Following Completion of the Offer”). Dividends paid or credited or deemed to be paid or credited to a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Shareholder is entitled pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident. Where the Non-Resident Holder is a resident of the United States, entitled to benefits under the U.S. Treaty and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Any interest awarded by a court and paid or credited to a Non-Resident Shareholder exercising its right to dissent in respect of a Subsequent Acquisition Transaction will be subject to Canadian withholding tax in the same manner as described above under “Shareholders Not Resident in Canada—Compulsory Acquisition”.

Delisting of Shares Following Completion of the Offer

As described above under “Effect of the Offer on the Market for shares; Stock Exchange Listing and Public Disclosure” in Section 19 of this Circular, the Shares may cease to be listed on the NASDAQ following the completion of the Offer and may not be listed on the NASDAQ at the time of their disposition by a Non-Resident Shareholder pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Non-Resident Shareholders are cautioned that if the Shares are not listed on a prescribed stock exchange (which includes the NASDAQ) at the time they are disposed of:  (a) the Shares will generally be taxable Canadian property to the Non-Resident Shareholder; (b) the Non-Resident Shareholder may be subject to tax under the Tax Act in respect of any capital gain realized on such disposition, unless any such gain is exempt from taxation under the Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident; and (c) the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Shareholder, in which case the Offeror will be entitled, pursuant to the Tax Act, to deduct or withhold 25% from the gross payment to be made to the Non-Resident Shareholder, unless a clearance certificate is obtained prior to the take up of the Shares by the Offeror, in which case the withholding will be 25% of the amount by which payment to be made to the non-resident exceeds the amount specified by the clearance certificate, and to remit such amount to the Receiver General of Canada on behalf of the Non-Resident Shareholder.

Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of not disposing of their Shares pursuant to the Offer.

23.   Material U.S. Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax consequences of the Offer that may be relevant to a beneficial owner of Shares that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of the Shares (a “U.S. Holder”). The summary is based on Laws, regulations, rulings and decisions now in effect, all of which are subject to change. The discussion does not deal with special classes of holders, such as dealers in securities or currencies, banks, financial institutions, insurance companies, tax-exempt organizations, persons holding Shares as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction or persons that have a functional currency other than the U.S. dollar. This discussion assumes that the Shares are held as “capital assets” within the meaning of Section 1321 of the Code.

If a partnership or other pass-through entity holds Shares the U.S. federal income tax consequences of the Offer will depend on the status of the partner and the activities of the partnership. Accordingly, partnerships and other pass through entities that hold Shares and parties or other owners in such entities should consult their own tax advisors regarding the consequences of participating in the Offer to them.

In addition, the discussion does not describe any tax consequences arising out of the Laws of any state or local or foreign jurisdiction. Accordingly, each holder should consult its own tax advisor with regard to the Offer and the application of U.S. federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to its particular situation.

Sale of the Shares

Sale Pursuant to the Offer

Sales of Shares pursuant to the Offer by U.S. Holders will be taxable transactions for U.S. federal income tax purposes. A U.S. Holder selling Shares pursuant to the Offer will recognize gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares sold at the time of sale. Any gain or loss realized by a U.S. Holder pursuant to the Offer generally will be treated as a capital gain or loss.

A U.S. Holder’s adjusted tax basis in a Share generally will equal the amount paid therefor. In the case of a Share purchased for foreign currency, the cost of such Share to a U.S. Holder will be the U.S. dollar value of the foreign currency purchase price on the date of purchase. In the case of a Share that is traded on an established securities market, a cash basis U.S. Holder (and, if it so elects, an accrual basis U.S. Holder) determines the U.S. dollar value of the cost of such Share by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Certain non-corporate U.S. Holders (including individuals) are generally eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gain (i.e., capital gain on Shares that are held for more than one year). The deductibility of capital losses is limited under the Code. Any gain or loss recognized by a U.S. Holder generally should be treated as U.S.-source income or loss for U.S. foreign tax credit purposes.

Any gain realized pursuant to the Offer by a person that is not a U.S. Holder will not be subject to U.S. federal income tax, including withholding tax, unless:  (a) such gain is effectively connected with the conduct by the Holder of a trade or business in the United States; or (b) in the case of gain realized by an individual Holder, the Holder is present in the United States for 183 days or more in the taxable year of the sale and either (i) such gain or income is attributable to an office or other fixed place of business maintained in the United States by such Holder or (ii) such Holder has a tax home in the United States.

Compulsory Acquisition

As described under “Acquisition of Shares Not Deposited Under The Offer—Compulsory Acquisition” in Section 21 of this Circular, the Offeror may, in certain circumstances, acquire Shares not deposited under the Offer pursuant to a Compulsory Acquisition. Shareholders may dispose of their Shares pursuant to such a Compulsory Acquisition, or dissent and be entitled to receive fair market value for their Shares. The tax treatment in either circumstance would depend on the specific terms of the transaction. If a Shareholder receives cash in exchange for all of the Shares that it holds, the transaction generally should be taxable in the same manner as described above under “Sale Pursuant to the Offer”. Because the terms of such an acquisition are not yet determined, U.S. Holder should consult their own tax advisors for advice with respect to the potential income tax consequences of any Compulsory Acquisition.

Subsequent Acquisition Transaction

As described under “Acquisition of Shares Not Deposited Under The Offer—Subsequent Acquisition Transaction” in Section 21 of this Circular, if the Offeror does not acquire all of the Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Shares. The tax treatment of any Subsequent Acquisition Transaction will depend on the exact manner in which the transaction is carried out, which has not yet been determined. If a Shareholder receives cash in exchange for all of the Shares that it holds, the transaction generally should be taxable in the same manner as described above under “Sale Pursuant to the Offer”. Because the terms of such a transaction are not yet determined, U.S. Holder should consult their own tax advisors for advice with respect to the potential income tax consequences of any Subsequent Acquisition Transaction.

Backup Withholding

A U.S. Holder who tenders its Shares may be subject to backup withholding on the payments that the U.S. taxpayer receives unless such U.S. Holder:  (a) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (b) provides a correct taxpayer identification number on a Form W-9, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under these rules will be allowed as a credit against such U.S. Holder’s federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.

24.   Certain Fees and Expenses

All costs and expenses of or incidental to the preparation and circulation of the documents related to the Offer (other than professional fees and other costs incurred or to be incurred by NovAtel relating to the Offer) and stamp duty and transfer fees resulting from acceptances of the Offer will be paid by the Offeror. The Offeror will not bear any bank charges that may be incurred by holders of Shares, when they cash the checks or bank drafts sent to them as payment for their valid acceptances of the Offer.

Hexagon has engaged Morgan Stanley to act as its financial advisor and as the Dealer Manager in connection with the Offer. Morgan Stanley provided certain financial advisory services to Hexagon and the Offeror in connection with the Offer. The Offeror and Hexagon will pay Morgan Stanley customary compensation for such services in connection with the Offer and any Compulsory Acquisition. The Offeror and Hexagon agreed to reimburse Morgan Stanley for reasonable travel and other expenses incurred in connection with their engagement, including reasonable fees and expenses of legal counsel, and to indemnify Morgan Stanley and related persons against certain liabilities arising out of or in connection with Morgan Stanley’s engagement.

The Offeror has engaged Mellon to act as the Depositary for the receipt of certificates in respect of Shares and related Letters of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer at its office(s) specified on the back page of the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment to Shareholders for Shares purchased by the Offeror pursuant to the Offer. The Depositary will also facilitate book-entry transfers of Shares. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including without limitation applicable securities law compliance matters.

The Offeror has retained Morrow to act as Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from the Offeror for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

NovAtel will incur its own fees and expenses in connection with the Offer. NovAtel will not pay any of the fees and expenses to be incurred by the Offeror. NovAtel engaged Savvian Advisors to act as its financial advisor in connection with the Offer. NovAtel will pay Savvian Advisors customary compensation for certain financial advisory services provided by Savvian Advisors in connection with the Offer. NovAtel has agreed to reimburse Savvian Advisors for reasonable travel and other expenses incurred in connection with their engagement, including reasonable fees and expenses of legal counsel, and to indemnify Savvian Advisors and related persons against certain liabilities arising out of or in connection with Savvian Advisors’ engagement.

Except as discussed above, neither the Offeror, Hexagon nor NovAtel will pay any fees or commissions to any broker or dealer or other person or entity in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed by the Offeror for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

No fee or commission will be payable by any Shareholder who transmits such Shareholder’s Shares directly to the Depositary or who makes use of the facilities of the Dealer Manager to accept the Offer. However, a broker or nominee through whom a Shareholder owns Shares may charge a fee to tender Shares on behalf of the Shareholder. Shareholders should consult their brokers or nominees to determine whether any charges will apply.

The following is an estimate of fees and expenses to be incurred by the Offeror, Hexagon and NovAtel, in the aggregate, in connection with the Offer:

Item	U.S.$ (in thousands)
Financial Advisor/Dealer Manager and Other Agents	9,000
Legal and filing fees	2,900
Printing and Others	150
Total:	12,050

25.   Legal Matters

The Offeror is being advised in respect of certain matters concerning the Offer by, and the opinions contained under “Certain Canadian Federal Income Tax Consideration” have been provided by, Stikeman Elliott LLP, Canadian counsel to the Offeror. The Offeror is being advised in respect of certain matters concerning the Offer by Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States counsel to the Offeror.

26.   Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at Law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

27.   Directors’ Approval

The contents of the Offer and this Circular have been approved and the sending thereof to the Shareholders has been authorized by the Board of Directors of the Offeror.

CONSENT OF COUNSEL

TO:        The Directors of Hexagon AB and Hexagon Canada Acquisition Inc.

We hereby consent to the reference to our opinion contained under “Certain Canadian Federal Income Tax Considerations” in the circular accompanying the offer dated October 19, 2007 made by Hexagon Canada Acquisition Inc. to the holders of common shares of NovAtel Inc.

Calgary, Alberta	(Signed) STIKEMAN ELLIOTT LLP
October 19, 2007

CERTIFICATE OF HEXAGON CANADA ACQUISITION INC.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer within the meaning of the Securities Act (Québec).

DATED: October 19, 2007

HEXAGON CANADA ACQUISITION INC.

/s/ HÅKAN HALÉN		/s/ FREDERICK W. LONDON
HÅKAN HALÉN		FREDERICK W. LONDON
President		Vice-President and Secretary
On Behalf of the Board of Directors
/s/ HÅKAN HALÉN		/s/ FREDERICK W. LONDON
HÅKAN HALÉN		FREDERICK W. LONDON
Director		Director

CERTIFICATE OF HEXAGON AB

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer within the meaning of the Securities Act (Québec).

DATED: October 19, 2007

HEXAGON AB

/s/ OLA ROLLÉN		/s/ HÅKAN HALÉN
OLA ROLLÉN		HÅKAN HALÉN
Chief Executive Officer and President		Chief Financial Officer
On Behalf of the Board of Directors
/s/ MELKER SCHÖRLING		/s/ MATHS O. SUNDQVIST
MELKER SCHÖRLING		MATHS O. SUNDQVIST
Chairman		Director

yc

Annex A

Certain Information Regarding the Directors and
Executive Officers of Hexagon and the Offeror

The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each present director and executive officer of Hexagon and the Offeror. Unless otherwise indicated, each such person is a citizen of Sweden and the business address of each such person is at Cylindervägen 12, Nacka Strand, Sweden, SE-131 26 and its telephone number is + 46 8 601 26 20.

Neither Hexagon nor the Offeror, or each of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Unless otherwise indicated, each such person has held his or her present occupation as set forth below for the past five years.

HEXAGON:

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years	Board membership/ Employment Since
Melker Schörling	Sweden

Chairman of the Board of Hexagon.

Other assignments: Chairman of Melker Schörling AB, Aarhus-Karlshamn AB, Securitas AB and Securitas Systems AB. Deputy Chairman of Assa Abloy AB. Board member of Hennes & Maritz AB.

Hexagon Committees: Chairman of Nomination Committee and Remuneration Committee.

Chairman of the Board of Hexagon since 1999.
Maths O. Sundqvist	Sweden

Member of Hexagon Board.

Other assignments: CEO of AB Skrindan; Chairman of Jämtlamell AB and Fabös AB.

Board member of Investment AB Öresund and Fabege AB.

Hexagon Committees: Nomination and Remuneration Committees.

Hexagon Board member since 1991.
Mario Fontana	Switzerland

Member of Hexagon Board.

Other assignments: Board member of SBB (Schweizerische Bundesbahnen) and four exchange-listed companies: Swissquote, Inficon, Dufry and X-Rite.

Hexagon Committees: Audit Committee.

Hexagon Board member since 2006.
Ulf Henriksson	Sweden	Member of Hexagon Board. Other assignments: CEO of Invensys plc; Formerly an Executive with Eaton Corporation.	Hexagon Board member since 2007.

A-1

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years	Board membership/ Employment Since
Ola Rollén	Sweden	CEO and President of Hexagon and Hexagon Board member, as well as business area president of Hexagon Measurement Technologies.	CEO and President and Hexagon Board member since 2000.
Håkan Halén	Sweden	Chief Financial Officer of Hexagon.	Employed since 2001.
Gert Viebke	Sweden	Vice President of Strategy of Hexagon.	Employed since 2000.
Lars Olofsson	Sweden	Business area president of Hexagon Polymers.	Employed since 1998.

THE OFFEROR:

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years	Board membership/ Employment Since
Håkan Halén	Sweden	President of Offeror since 2007. Other assignments: Chief Financial Officer of Hexagon AB since 2001.	Board member and officer of Offeror since 2007.
Frederick W. London	USA	Vice President of Offeror since 2007. Other assignments: General Counsel of Hexagon AB since 2007. Formerly Senior Vice President and General Counsel, Securitas Group (2002-2007).	Board member and officer of Offeror since 2007.

A-2

Annex B

Name	Position with NovAtel	Number of Shares Owned or Over which Control or Direction is Exercised(1)	Percentage of Shares(2)
Patrick C. Fenton	Director, Vice President, and Chief Technology Officer	64,284	*
Werner Gartner	Director, Executive Vice President and Chief Financial Officer	63,500	*
Farlin A. Halsey, Jr.	Vice President, Corporate Strategy and Alliances	22,706	*
Robert J. Iverach	Director	3,203	*
Jonathan W. Ladd	Director, President, and Chief Executive Officer	120,200	1.18%
Richard D. Orman	Director	3,203	*
Graham C. Purves	Vice President, Sales and Marketing	34,498	*
Colin Maclellan	Vice President and General Manager	15,000	*
Joel A. Schleicher	Director	3,203	*
Charles R. Trimble	Director	3,203	*
David E. Vaughn	Director	3,203	*

(1)          Includes all outstanding Options, which will accelerate and vest immediately upon the date hereof until, the completion of the Offer.

(2)          Based on 10,225,636 Shares outstanding as of the date of this Directors’ Circular, assuming the accelerated vesting of all 639,061 outstanding Options pursuant to the Offer. This number includes 953,864 Shares issued pursuant to the Private Placement, but excludes 764,045 Shares issuable pursuant to conversion of the Convertible Debenture.

*                    Represents less than 1% of the total issued and outstanding number of Shares

B-1

The Information Agent for the Offer is:

470 West Avenue
Stamford, CT 06902

Banks and Brokers Call (203) 658-9400
Shareholders Call Toll Free: (800) 607-0088
ngps.info@morrowco.com

The Dealer Manager for the Offer is:

1585 Broadway
New York, NY 10036
Toll-Free (877) 219-1920

The Depositary for the Offer is
Mellon Investor Services LLC

By Mail:	By Registered Mail, Hand or by Courier:	By Facsimile Transmission:
Mellon Investor Services LLC	Mellon Investor Services LLC	Facsimile Number:
Attn: Corporate Actions Dept. 27th Floor	Attn: Corporate Actions 480 Washington Boulevard,	(412) 209-6443 Attention: Corporate Actions
P.O. Box 3301 South Hackensack, NJ 07606-3301	27th Floor Jersey City, NJ 07310

To confirm that the Depositary has received your Shares, please call

(201) 680-4860

For other inquiries, please call:

Toll-Free (800) 777-7674 (For callers from U.S., Canada or Puerto Rico)

(201) 680-6654 (collect-for all other callers)

Any questions and requests for assistance may be directed by Shareholders to the Depositary, the Dealer Manager or the Information Agent at their respective telephone numbers and locations set out above. Shareholders whose Shares are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing their Shares